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REGISTRANT'S NAME: Securitas AB

*CURRENT ADDRESS: Box 12307, SE-102 28 Stockholm, Sweden

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DATE : 5/18/03

Securitas AB
Annual Report 2002


SECURITAS

A WORLD LEADER IN SECURITY

Securitas is a market leader in security, with a 7 percent share of the global market. With a clear focus on security, Securitas works to improve services in close cooperation with its customers.

Through organic growth and acquisitions, Securitas has grown to become the world's largest security company, with annual sales of MSEK 65,685 and operations in 30 countries, primarily in the U.S. and Europe.

At year-end 2002, Securitas had more than 200,000 employees in the Security Services, Security Systems, Direct and Cash Handling Services business areas.



Security Services
Security services include specialized stationary and patrol services, receptionist services, time sharing services and combined solutions. Services are adapted to all types of companies and industries. The business area Security Services also comprising Consulting & Investigation, which provides security consulting and investigations, primarily in the U.S.

Security Systems
Security Systems supplies custom-designed technical systems to customers with high security demands. The concept includes high security for banks, integrated alarm systems for large customers and alarm-to-response concepts for chain customers.

Direct
Direct's standardized alarm systems are designed for homes and small businesses. Its complete alarm-to-response concept includes customer service, technical service and guard call-out. Direct is currently established in the European market, and is not yet in the U.S.

Cash Handling Services
Securitas's cash handling services, which are designed for customers in the banking and retail segments, cover the entire monetary flow, from transports to ATM services and cash processing. Securitas offers cash handling services in the U.S. and Europe.

Cover
Humberto Borza Maqueda works as a cash handling transporter in Barcelona, Spain since 1998. He is photographed in front of the city's famous cathedral, La Sagrada Familia.

Introduction

The Group

The Divisions

Financial review

Corporate information


Integrity
Vigilance
Helpfulness
SECURITAS

Securitas's operations are based on three fundamental values: *Integrity, Vigilance* and *Helpfulness*. These values guide our employees and our relationships with customers, shareholders and partners.

By remaining true to these values, employees place high demands on themselves and defend the ethical ideal for which Securitas stands. These values are symbolized in our logo by the three red dots.

The Securitas brand has been a well recognized symbol in many European countries for years. The establishment of a U.S. platform began in 1999 through the acquisition of Pinkerton. Today, Securitas operates in the U.S. through several brands. In 2003, all U.S. guarding operations will be merged under the Securitas name. This is confirmation of the positive development of the business and reflects the ambition to follow and live by Securitas's values.

Important events in 2002

- 2002 was one of the best years so far for Securitas. Organic sales growth increased to 8 percent (7) and the operating margin rose to 6.8 percent (6.4). Income before taxes increased by 38 percent in local currencies to MSEK 2,512.

- The integration of the U.S. guarding operations is continuing and is having a positive effect on income. The operating margin increased by 0.7 percentage points to 6.3 percent. The return on capital employed was 23 percent. The Group's objective is 20 percent. The long-term growth rate for the U.S. guarding operations is estimated at 6-8 percent. Economic and political uncertainty now facing the U.S. and the fact that the changes implemented in the U.S. have not yet had their full impact will mean a lower growth rate in the short term.

- In Europe, the continued refinement and development of security services and the organization has raised operating income by 20 percent in local currencies. The operating margin increased to 7.0 percent. Specialized guarding, time-sharing services and combined solutions (guarding services and alarms) are gaining in success in several countries.

- Security Systems increased operating income by 23 percent. The operating margin rose to 7.5 percent. This has been achieved through successful changes in the U.S. and an increased focusing of European operations.

- Direct has returned to its previous sales growth rate of approximately 25 percent. The wireless concept for small alarms has been very successful and accounted for approximately 60 percent of all new installations in 2002.

- For Cash Handling Services, the year was dominated by the introduction of the euro and takeover of cash processing for HSBC and Barclays, which represents 40 percent of the monteray flow in the UK. Cash Handling Services in Germany have begun a comprehensive restructuring that is expected to lead to a break-even result in the second half of 2003.

Key ratios

	1998	1999	2000	2001	2002
Total sales, MSEK	13,710	25,646	40,807	60,364	65,685
Organic sales growth, %	*9*	*9*	*6*	*7*	*8*
Operating income before amortization of goodwill, MSEK	1,003	1,630	2,560	3,855	4,458
Operating margin, %	*7.3*	*6.4*	*6.3*	*6.4*	*6.8*
Income before taxes, MSEK	766	1,116	1,364	1,902	2,512
Free cash flow as % of adjusted income	*77*	*68*	*64*	*80*	*122*
Return on capital employed, %	*13.2*	*14.7*	*11.7*	*15.7*	*20.7*
Earnings per share after full taxes, SEK	1.73	2.30	2.39	3.27	4.14

For definitions and calculations of key ratios, see page 19.





2002 was one of our best years so far. The U.S. guarding platform has been integrated and operations have already reached our long-term return objectives. In Europe, the refinement of security services has generated further increases in sales and income. Security is growing in demand, and long-term market growth is expected to remain strong in both Europe and the U.S.

The past year

Sales in 2002 grew organically by 8 percent to SEK 65.7 billion. This represents more than a fourfold increase in five years. During this rapid expansion, organic sales growth has stayed in a range of 6 to 9 percent thanks to continued pressure on refinement.

Operating income in 2002 increased by 16 percent to SEK 4.5 billion and the operating margin increased by 0.4 percentage points to 6.8 percent. We are now raising the margin on the low-margin volume we have acquired in Europe and the U.S. in recent years. The Securitas model works.

Income before taxes increased in local currencies by 38 percent to SEK 2.5 billion and cash flow amounted to 122 percent of adjusted income. Consequently, in the last five years income before taxes has risen by an annual average of 33 percent, while cash flow has averaged 82 percent of adjusted income over the same period.

The return on capital employed (including goodwill) increased from 16 to 21 percent, surpassing Securitas's long-term objective of 20 percent. The increase is due to the positive effects of integration and refinement efforts in every unit. We are especially pleased that the U.S. guarding platform – our largest investment to date – has already exceeded a 20 percent return through both a substantial rise in income and more efficient use of capital.

Earnings per share after full taxes increased by 27 percent to SEK 4.14. The proposed dividend has been raised by 33 percent to SEK 2.00. During the last five years, earnings per share and the dividend have increased by an average of 23 and 24 percent per year, respectively.

The Securitas model

The basis for expansion in the last fifteen years has been the Securitas model, which contains several obvious yet fundamental principles for business success.

The mid-1980's were a time of diversification, and Securitas was caught up in that wave. In time, we decided that the company should focus solely on security, in part because security was and is an important and growing need and in part because nothing can be done well if it isn't done with full concentration and attention.

By focusing on security, we can devote all our time to better understanding the market and the needs of our customers – both current and future – at the same time that we can design and develop better solutions with different value chains for different customer groups.

Instead of an organization managed heavily from the top commanding over the field organization, we have decentralized a large part of operations to a flat organization close to customers, with more than two thousand local managers who have full profit responsibility. In this way, we remain attentive to customers' needs and maintain a strong focus on the bottom line.

With a geographically diverse organization and strongly decentralized responsibility, profit follow-ups are critical – in part to provide fast, accurate information on how all our operations are developing and in part to provide our many managers with understandable, useful information for actions and improvements. By monitoring six key financial ratios – the Six Fingers

– every manager at Securitas has a continuous focus on prompt, accurate, relevant and understandable information.

Sweden – where it all began

In the mid-1980's, Securitas was active only in Sweden and had sales of around a billion kronor. Operations were not growing; on the contrary, we were losing a few percent of sales every year. Earnings were poor and the two percent that security services earned was eaten up by losses in alarm systems and cash handling. The organization was adrift as management turned its attention to service areas other than security.

The Securitas model was introduced. Focus on security. People were given responsibility and authority. Customers were placed in the center and services were improved. Reporting was made understandable and the many responsible people were rewarded based on their performance. Sales began to increase and losses were turned into profits. The model worked.

Leverage effect – applying the model to acquisitions

We saw that in many other countries security companies were operating the same way that had driven Securitas in Sweden into a dead-end. Perhaps the Securitas model would work there, too. What was originally a model for organic development of a poorly performing business could now be leveraged through acquisitions.

The next ten years were devoted primarily to acquiring companies in Europe similar to Securitas in Sweden – market leaders, but with little or no growth or earnings. After the Securitas model was introduced, organic sales growth gradually increased and falling margins were reversed.

After building a strong market leader in Europe, we stepped across the Atlantic in 1999 to begin doing the same thing in the U.S. Through a number of acquisitions, we quickly built up a market-leading platform. As an investment, it is already generating a high return, and in operating terms it offers our greatest potential for the future.

Refinement – basis of the model

With our many acquisitions and rapid sales growth, it is easy to forget that Securitas and the Securitas model is basically an organic business model designed to develop and refine an existing business. Acquisitions are just a way to add volume for the organic process to work with.

Organic development is raising the growth rate and profit-generating ability of existing operations by creating better services with higher value for customers and through more efficient forms of organization. This is the basis for the Securitas model and it is what gives legitimacy to our acquisitions. If we do not have better operations – quality, growth and profit – then we have no right to claim we can teach others.

In guarding operations, it is a question of specializing traditional static guarding services, introducing effective time-sharing services and raising efficiency with technology.

With alarm operations, we have developed concepts that suit specific target groups: Direct for homes and small businesses, high security for banks, customized systems for large buildings and facilities, and alarm solutions for retail chains.

In cash handling, we have gone from being solely a cash transporter to handling various types of automated teller machines and taking care of society's entire monetary flow through a network of processing and distribution centers.

Security – a growing need

We live in a dynamic society that seeks to improve the standard of living of its citizens. Technological progress and organizational gains continuously raise the efficiency of our societal structure but at a price – greater vulnerability. This vulnerability is primarily not due to intentional wrongdoing (although that certainly is a factor, particularly now) but to unintentional disruptions caused by the ignorance, forgetfulness or negligence of ordinary people.

This is why security demand is constantly growing. The more complex and sophisticated society becomes, the greater the demand for security and the risk and consequences of intentional and unintentional disruptions. Over the long term, security needs have grown in pace with the gross national product plus 2-3 percentage points. The growth rate varies for different service areas and market segments. The fastest growth is in alarms for homes and small businesses (>15%), while the market for large alarm systems is growing by around 10 percent and for security services by 6-8 percent.

More important than the growth rate itself is that demand is increasing for services with higher value-added and quality. What was once an undeveloped guard service sold by the hour is being transformed into a specialized service for each customer segment. Development of service content – the refinement – thus becomes the engine for continued growth.

Develop Securitas, the industry and the market

Securitas strives to be the best at developing the service content. We want to stay a step ahead. At the same time, the environment in which we operate sets limits on the development pace of the service content. Better services require clearer standards from government agencies, better design of the services, better training and competent employees. To attract skilled people, we have to be an attractive employer that offers good working conditions and fair wages. In this case, we have to try to influence the entire industry. You cannot significantly raise wages in just one company; the market and the entire industry have to stay in harmony.

In many countries, we have successfully proven to the market and customers that attaining higher quality through reasonable wages and consequently lower employee turnover pays off, and the security industry has developed. Among the countries where salary levels are beginning to rise are France, Spain and Portugal.

We consider the unions to be our partner in this effort to raise quality and wages in several countries. Where the unions and we work the same way – at a local level achieving concrete local results – we have together succeeded in starting a positive development.

It is important to understand the order of the various development steps. First, Securitas's own organization must be made strong and sales and income have to be growing stably. At that point we have the power and position to influence factors outside the company: standards, training requirements and wage levels. When we effect changes in our operating environment together with others, we can speed up our own transformation. This creates a positive cycle that benefits customers as well as security companies.

People make the difference

Theories can help in building up a business. Individuals, however, create true success. This is why individual employees play a central role and bear decisive responsibility at Securitas.

Providing high-quality security services depends on the ability of people to convert customers' needs into qualified service content. As support for its employees, Securitas has for many years offered national and industry-wide training in many of its countries. Extensive specialized training has been conducted as well, since a growing number of assignments require specific knowledge and understanding of customers' businesses, risks and the design of overall security solutions.

The demand for better security also places high demands on our managers at Securitas. Being a good manager means setting good examples, helping and guiding employees so that together you can achieve results. Securitas offers local leadership development programs for new managers as well as an international management program. The purpose of the latter is to assist current managers in their development and ensure long-term management planning in Securitas. We strongly believe in the connection between the competence of our employees and the results we achieve. This is why our efforts to improve working conditions, wages and training are vital to our company and the continued development of the industry.

Step by step

In the development of our operations, we follow four steps. The first is to create an appropriate organizational structure. The organization is staffed with the right men and women in the right places, and a financial reporting that accurately reflects operations is introduced. In the second step, the focus is on raising quality and profitability in the existing organization. In the third step, services are developed and new customer segments are added. This leads to the fourth step, where organic sales growth increases and the organization is strong enough to make acquisitions.

In the same way that each unit develops in steps, so does Securitas as a whole. From the mid-1980's to the end of the 90's, Securitas was organized by country. A national president managed all operations in his or her country. This worked well as long as operations did not get too big and the market's demand for specialization was not too high. In 2000, we switched to an organization with international divisions for each business area. The market's demands had increased and Securitas had grown. By doing so, we gained a stronger focus on each business, with better precision, growth and profitability as a result.

Next step

After having worked with the new divisional organization for a couple of years, we are further raising our level of ambition.

In Security Services and Security Systems in Europe, we will increase the speed in introducing combined solutions and concepts for banks and large systems. The managements of these divisions will be based in Stockholm, which will also serve as a development center for combined security solutions.

Security Services in the U.S. is now entering a new phase after two intensive years of integration during which we introduced Securitas's way of organizing, managing and following up operations. A stronger focus will be placed on contacts with customers, and we will enhance the content of various services and vary the product mix to improve customized services. Also, we will provide greater support for managers and management teams at branch offices and the area level, to increase their ability to generate growth.

In 2002, Direct Europe raised its organic sales growth back to approximately 25 percent after the successful launch of the new wireless alarm concept and consolidation of Belgacom Alert Services. The division is now focused on the introduction of the wireless concept in new markets by starting new businesses, primarily through organic development. The base of this expansion will be Copenhagen, Denmark.
Cash Handling Services will immediately take measures to raise cost efficiency in its U.S. operations and restructure in Germany. In addition, the outsourcing project in the UK with the banks HSBC and Barclays will be completed. In 2003, a coordination project will be introduced to take advantage of synergies between operations in the U.S. and Europe.

Through the focused development of all our business areas, we are now taking the next step in Securitas's expansion.

We are utilizing our solid platform in the U.S. and Europe to increase the pace of development of specialized, customized security services. By doing so, we are taking advantage of growth opportunities and contributing to the continued consolidation of the security industry.

2003 and beyond

We have a clear strategy. We have built Securitas into a world leader in guarding services. We want to develop the other business areas in the same way. In the long term, it is particularly important that the Security Systems business area reaches a size where it is better able, together with Security Services, to provide turnkey solutions.

In 2000, we presented a five-year vision for Securitas's development. It still applies. In 2003, we expect continued volume and income growth in line with the 25-percent trend in the five-year vision.

Stockholm, March 12, 2003

Thomas Berglund, President and Chief Executive Officer

THE SECURITY MARKET

The total security market – defined as guarding services (excluding consulting and investigations), alarms and cash handling – is estimated to be worth about MSEK 814,000. The North American and European markets together account for around 80 percent. Overall, the market grows by 7–9 percent per year.

The European security market, in which Securitas has a market share of around 10 percent, is valued at an estimated MSEK 329,000 and is growing by 6–8 percent annually.

The security market in the U.S., which is growing by 6–8 percent annually, is valued at an estimated MSEK 295,000, of which guarding services account for MSEK 136,000. The market for guarding services is concentrated in highly populated areas in the western, central, northeastern and southeastern U.S. Securitas has a market share in guarding services in the U.S. (excluding consulting and investigations) of around 19 percent for the outsourced market.

The total security market

Market	MSEK	Securitas's share	Annual growth
Europe	329,000	10%	6–8%
USA	295,000	8%	6–8%
Japan	65,000	0%	7–9%
Rest of the world	125,000	0%	10–11%
Total	**814,000**	**7%**	**7–9%**

Source: Securitas and Freedonia

Business area development

MSEK	Total market	Long-term growth	Securitas's market-share
Security Services			
Europe	148,000	6–8%	16%
USA[1]	136,000	6–8%	19%
Security Systems	226,000	10%	2%
Direct	59,000	20%	8%[2]
Cash Handling Services	56,000	10%	20%[3]

Source: Securitas and Freedonia

[1] Excluding market for consulting and investigation.

[2] Market share in Europe.

[3] Excluding sales in connection with the introduction of the euro.

Growing demand for security

The primary driving force in the security industry is society's growing prosperity. This is leading to greater technical complexity and increased vulnerability, which increases the need for security. Other important growth factors include outsourcing and specialization. Crime rates, on the other hand, only marginally affect the security industry. The fact is that the security industry has experienced high growth in the past five years, at the same time that crime has dropped. Historically, the security industry's growth has exceeded GNP by a few percent.

Market leader in a growing industry

Securitas is the leader in security, with 7 percent of the worldwide market. This still leaves plenty of room for organic growth and acquisitions.

As market leader, Securitas shares responsibility for the industry's development. In this respect, there is a strong connection between employee training, service quality and compensation. To ensure its continued growth, Securitas tries to constantly improve each of these factors. Part of this effort is to ensure that guards' wages near the average for industrial workers in various countries. This in turn is resulting in employees with greater competence, lower employee turnover, better services and, ultimately, more satisfied customers.

Driving forces behind market development and specialization

Wages and product mix drive growth and profitability. In an undeveloped market, the demand for security services is linked to low prices and simple security services. Wage and training levels are low, with high employee turnover as a result.

Average wages in such a market are often less than 50 percent of that of industrial workers. The market grows slowly, with low margins. When companies in the market begin to take responsibility for the market's development and structure by increasing wage and price levels, the market further develops. The product mix changes as customers begin to demand more specialized services, training levels rise and security services become specialized, with the result that fewer guards can provide more services with better quality. Growth climbs but consists largely of price and wage increases. Employee turnover is significantly lower, which also contributes to greater customer benefit. Markets in this development stage also have better profitability than less developed markets.

In a developed market, wage levels have stabilized at as high as 90 percent of the average for industrial workers. The large part of the growth increase is now volume gains. Customers complement physical guarding with technical monitoring and alarm systems, so-called combined solutions. Moreover, time-sharing services are increasing, providing solutions adapted to customers' risks and willingness to pay. Markets in this stage have higher overall margins and better profitability than less developed markets. Employee turnover further declines and the competence level rises among guards, who can now provide more specialized services with higher quality in the service content.

Development trends

In the U.S., guard wages are about 50 percent of the average for industrial workers. In Europe, they have risen to levels of approximately 60–80 percent of the industrial workers' average. For the Nordic countries, the corresponding figure is about 80–90 percent.

Employee turnover in various countries has gradually declined in pace with wage increases and training. The U.S. market has an employee turnover of 70–75 percent on an annual basis, while in the major European countries it is 30–40 percent. In the Nordic countries, employee turnover is about 5–10 percent on an annual basis.


%
100
0
Wage level
Employee turnover
Time
Stage 1
Stage 2
Stage 3

Wages and employee turnover

In stage 1, an undeveloped market, wage levels are often lower than half the average level for industrial workers. In addition, employee turnover can be more than 100 percent. A developed market, stage 3, has stable wage levels and low employee turnover.


%
100
0
Specialized guarding services
Time sharing
Electronics
Traditional guarding services
Time
Stage 1
Stage 2
Stage 3

Product mix

In an undeveloped market, the entire volume consists of traditional guarding services with little growth. In a developed market, the product mix is complemented by time-sharing, specialized guarding services and technical systems, with higher growth as a result.


Growth, %
Real growth
Time
Stage 1
Stage 2
Stage 3
Wage- and price-driven growth
Real organic sales growth

Market growth

In the first stage, growth is low, as are margins. When wage levels are adjusted upward, growth rises, primarily based on wage and price increases. In stage 3, when wage levels stabilize, real growth will also rise, with higher margins as a result.


Margin, %
Time
Stage 1
Stage 2
Stage 3

Profitability

In a developed market, profitability is significantly higher, since more value-added services and better internal efficiency create room for higher margins.

The Securitas Group's operations are divided into four business areas: Security Services, Security Systems, Direct and Cash Handling Services. The business areas in turn are divided into five divisions that provide the operational structure for internal controls, follow-ups and reporting. External reporting is done by division.

Each division has its own management and organization in each country. This ensures maximum focus on each business. The base of Securitas's operations are the many local, independent branch offices within each business area. There are around 2,000 in all, each responsible for its own customers, employees and profitability. A flat organization also means a better understanding of different customer needs, which benefits the development of specialized services. Furthermore, it creates shorter decision-making channels and flexibility in adapting the organization to local conditions and customers.



Security Services USA

East Central Region, Indianapolis, Indiana

Mid-Atlantic Region, Pittsburgh, Pennsylvania

New England Region, Boston, Massachusetts

New York/New Jersey Region, Parsippany, New Jersey

North Central Region, Chicago, Illinois

Northern California Region, Walnut Creek, California

Rocky Mountain Region, Denver, Colorado

South Central Region, Houston, Texas

South East Region, Kennesaw, Georgia

Southern California/Hawaii Region, Orange, California

Federal Government Services, Washington, D.C.

Consulting & Investigation, Charlotte, North Carolina

Security Services Europe

Austria, Vienna

Belgium, Zaventem

Czech Republic, Prague

Denmark, Glostrup

Estonia, Tallinn

Finland, Helsinki

France, Paris

Germany, Dusseldorf

Hungary, Budapest

Netherlands, Amsterdam

Norway, Oslo

Poland, Warsaw

Portugal, Linda-a-Velha

Spain, Madrid

Sweden, Stockholm

Switzerland, Zurich

UK, London

Argentina*, Buenos Aires

Canada*, Toronto

Mexico*, Mexico City

Security Systems

USA

North Region, Boston, Massachusetts

Rocky Mountain Region, Lakewood, Colorado

South Region, Norcross, Georgia

West Region, La Mirada, California

Europe

Denmark, Glostrup

Finland, Helsinki

France, Paris

Norway, Oslo

Portugal, Linda-a-Velha

Spain, Madrid

Sweden, Stockholm

Switzerland, Zurich

Direct

Europe

Belgium, Evere

Denmark, Glostrup

Finland, Helsinki

France, Paris

Netherlands, Geldrop

Norway, Oslo

Portugal, Linda-a-Velha

Spain, Madrid

Sweden, Linköping

Switzerland, Lausanne

Cash Handling Services

USA

Central Division, Dallas, Texas

Eastern Division, Alpharetta, Georgia

Western Division, Bountiful, Utah

Europe

Austria, Vienna

Denmark, Glostrup

Finland, Vantaa

France, Lutterbach

Germany, Dusseldorf

Norway, Oslo

Portugal, Linda-a-Velha

Spain, Madrid

Sweden, Stockholm

Switzerland, Zurich

UK, London

* Included organizationally in Security Service Europe

Security Services

Security Services USA Division

Guarding services, including static guarding and time-sharing services.

Securitas, which has been active in the U.S. since 1999, is the market leader in guarding services. The U.S. is its largest single market. The division's development follows Europe's, where there is a shift from static guarding to beat patrols, alarm call-out and city patrolling. The division is divided into ten regions and the specialized areas Federal Government Services and Consulting & Investigation.

Sales

42 %

Total MSEK 27,360

No. of full year employees

46%

Total 93,000 full year employees

Security Services Europe Division

Guarding services, including static guarding, time-sharing and combined solutions.

Since its establishment in Sweden in 1934, the division has grown to 17 European countries as well as Argentina, Canada and Mexico.

Operations are distinguished by an increasing share of specialized and value-added services such as time-sharing and combined solutions. With time-sharing, several companies share the same guards. Combined solutions comprise both guarding services and alarms.


Sales
34 %
Total MSEK 22,594


No. of full year employees
43 %
Total 87,000 full year employees

Security Systems

Security Systems Division

Customized technical security solutions. Operations were established in Sweden in 1949 and then expanded in the rest of Europe. The U.S. was added in 1999. In Europe, Securitas offers four alarm concepts: high security solutions for banks, integrated alarm systems for large customers, customized systems for small and medium-size customers, and Securitas Response, an alarm-to-response concept for centralized chains, such as drug stores and gas stations. Operations in the U.S. consist mainly of installation and maintenance of access control and monitoring systems for customers with high security demands.

Sales


5 %
Total MSEK 3,592

No. of full year employees

1%

Total 3,000 full year employees

Direct

Direct Division

Standardized alarm-to-response systems specially designed for homes and small businesses.

Operations began in Sweden in 1989. In 1997, Direct established as an international division and today it is active in ten countries in Europe. Its concept consists of traditional wired alarm systems connected to a central monitoring station and a more consumer-oriented wireless system, as well as monitoring of third-party alarms.

Sales


3 %
Total MSEK 1,786

No. of full year employees

1%

Total 2,300 full year employees

Cash Handling Services

Cash Handling Services Division

Transports, cash processing and various forms of ATM services for banks and retailers.

These operations have been part of Securitas since it was founded in 1934 and have expanded to eleven European countries. Through the acquisition of Loomis, the U.S. was added in 2001. Originally, cash handling was a complement to guarding, but it has since been developed to cover the entire monetary flow, particularly in Europe, where cash processing services are more highly advanced. In the U.S., ATM services account for a large share of sales.

Sales

16 %

Total MSEK 10,353

No. of full year employees

9%

Total 18,000 full year employees

Securitas's financial control is based on continuously measuring the Group's performance from branch offices upward and regularly presenting the information in simple, clear ratios that can be understood by the entire organization.

Transparency and clarity are the two keystones of our internal and external financial reporting. Since the late 1980's, Securitas has used a financial model called Six Fingers as the basis for its internal follow-ups. The model was developed in Security Services and has since been modified and adapted to the other business areas. Among other things, it has been expanded to include key factors relevant to each business area.

Six Fingers places the focus on key factors that impact profit, and not on the profit trend itself. These key factors, which are presented below, are clearly linked to operations and can be used from branch offices upward. Six Fingers thus can help to ensure that measures are taken quickly to improve profit. The model is also used in other situations, for example to analyze acquisition targets.

The key factors in Six Fingers are divided into three categories: *volume-related* factors, *efficiency-related* factors and factors affecting *tied-up capital.*

Volume-related factors

Securitas's operations are based on the establishment of long-term business customer relationships. Security services, alarm monitoring and cash handling are often purchased on an annual or multi-year basis. The portfolio of customer contracts and how it develops are critical to Securitas's operations, and the first three key factors in Six Fingers are therefore related to the portfolio of customer contracts.

New customer contract sales are the first key factor.

Net changes in the portfolio of customer contracts are the second. Net sales are new sales of customer contracts minus terminated customer contracts. Price changes are monitored separately.

Total sales are the third key factor. In addition to contract-based sales, this includes temporary assignments.

Efficiency-related factors

Gross margin, the fourth factor in Six Fingers, measures efficiency in service production and is defined as total sales less direct expenses in relation to total sales.

Indirect expenses are the fifth key factor. Its focus is on the organizational structure. This includes administrative expenses, i.e. expenses for branch, area and regional/country offices.

Gross income less indirect expenses equals operating income before amortization of goodwill. When this is expressed as a percentage of total sales, it indicates the Group's operating margin, which in Securitas's financial model is therefore shown before amortization of goodwill.

Tied-up capital-related factors

In general, business area operations are not especially capital-intensive, although there are significant differences. Security Services has the lowest capital requirements and Cash Handling Services has the highest. The single most important factor for tied-up capital is accounts receivable.

The number of outstanding accounts receivable days is therefore the sixth key factor in Six Fingers. Payment terms and effective claim processing routines are decisive in determining how much capital is tied up in accounts receivable, and they are continuously monitored at a unit level.

One measure of tied-up capital is operating capital employed as a percentage of total sales. Operating capital employed is defined as operations-related non-interest-bearing assets less operations-related non-interest-bearing liabilities.

Good control of tied-up capital leads to a strong cash flow. Cash flow from operations is an important key ratio at an operating level. It is defined as operating income before amortization of goodwill less net investments and changes in other operating capital employed.

Six Fingers and external key ratios

The key factors in Six Fingers are clearly linked to the Group's key ratios, as indicated in the table on the following page.

Securitas has established financial objectives in the form of a number of key ratios that it reports externally. The financial objectives and how well Securitas has met them are shown in the diagrams on page 20.

The volume-related factors listed above – new sales, net sales of customer contracts and total sales – together equate *total sales and organic sales growth*. Acquisitions are not reported as organic sales growth during the first year after acquisition. Organic sales growth is also adjusted for divestments and changes in exchange rates.

The efficiency-related factors – gross income and indirect expenses – define operating income before amortization of goodwill and *operating margin*.

Operating income less amortization of goodwill and financial items gives the Group's *income before taxes*.

In terms of *tied-up capital, operating capital employed as a percentage of total sales* is followed all the way up to the Group level. Capital employed is defined as operating capital employed plus goodwill and shares in associated companies. The Group's *free cash flow* is cash flow from operations less financial items and current taxes. Free cash flow provides a measure of how much cash flow can be used for dividends to shareholders, acquisitions or to amortize net debt. Free cash flow less dividends and acquisition-related items, among other things, indicates the change in net debt.

Return on capital employed is defined as operating income before amortization of goodwill divided by capital employed excluding shares in associated companies.

Net debt equity ratio, which is a measure of the Group's indebtedness, is defined as the Group's interest-bearing net debt divided by shareholders' equity.

Interest coverage ratio is a measure of the Group's ability to pay interest.

Six Fingers – Securitas's financial key ratios

	The Group's key ratios used externally	Key ratios per business area			
		Security Services	Security Systems	Direct	Cash Handling Services
Volume-related ratios			Order bookings Order backlog	No. of new installations No. of monitored alarms No. of cancelled alarms	New sales of ATM services No. of monitored ATM's
		New sales of customer contracts	New sales of service contracts	New sales of customer contracts	New sales of customer contracts
		Net changes portfolio of customer contracts	Net changes portfolio of service contracts	Net changes portfolio of customer contracts	Net changes portfolio of customer contracts
	Organic sales growth	Organic sales growth	Organic sales growth	Organic sales growth	Organic sales growth
	Total sales	Total sales	Total sales	Total sales	Total sales
Efficiency-related ratios		Gross margin	Gross margin	Gross margin	Gross margin
					Cash handling damages
		Indirect expenses	Indirect expenses	Indirect expenses	Indirect expenses
	Operating margin	Operating margin	Operating margin	Operating margin	Operating margin
	Income before taxes				
Tied-up capital-related ratios		Outstanding accounts receivable	Outstanding accounts receivable	Outstanding accounts receivable	Outstanding accounts receivable
	Operating capital employed as % of total sales		Operating capital employed as % of total sales	Operating capital employed as % of total sales	Operating capital employed as % of total sales
	Free cash flow		Cash flow from operations as % of operating income before amortization of goodwill	Cash flow from operations as % of operating income before amortization of goodwill	Cash flow from operations as % of operating income before amortization of goodwill
	Return on capital employed			Return on capital employed	Return on capital employed
	Net debt equity ratio				
	Interest coverage ratio				
	Earnings per share				

The table provides an overview of how the model for internal reporting, Six Fingers, ties in with the external key ratios in the diagrams on page 20.

Statement of income, cash flow and balance sheet
In the statement of income, statement of cash flow and balance sheet, emphasis is placed on transparency and explaining the interconnection between them.

Statement of income
The statement of income is functionally divided and therefore follows the organization. As a result, responsibility for each profit level is clear and managers with operational responsibility can focus on the factors they can affect.

Gross margin and operating margin are the key concepts in operational follow-ups at both the division and Group level. Amortization of goodwill, financial items and taxes are followed up separately.

Statement of cash flow
In principle, operating income should generate an equal cash flow from operations. However, cash flow is affected by investments in fixed assets for operations and changes in working capital. Free cash flow is cash flow from operations less financial items and current taxes. If items related to acquisitions and shareholders' equity are deducted from free cash flow, the result is cash flow for the year. The consolidation of net debt in foreign currency usually generates a translation difference that is reported separately. Cash flow for the year plus the change in loans and translation difference equals the change in net debt.

Balance sheet
Securitas uses the terms capital employed and financing of capital employed to describe its balance sheet and financial position. Capital employed consists of operating capital employed plus goodwill and shares in associated companies. Operating capital employed, which consists of fixed assets and working capital, is followed up continuously at an operating level to avoid unnecessary tied-up capital. Capital employed is financed by net debt and shareholders' equity.

Securitas's financial model – connection between statement of income, capital employed and cash flow

Statement of income
Total sales
Organic sales growth, %
Production expenses
Gross income
Gross margin, %
Branch office expenses
Other selling and administrative expenses
Operating income before amortization of goodwill
Operating margin, %
Cash flow
Operating income before amortization of goodwill
Investments in fixed assets
Reversal of depreciation (excluding amortization of goodwill)
Net investments in fixed assets
Change in accounts receivable
Change in other operating capital employed
Cash flow from operations
Financial items
Current taxes
Free cash flow
Operating capital employed
Fixed assets for operations
Accounts receivable
Other operating capital employed
Operating capital employed
Acquisitions
Shareholders
Amortization of net debt

The diagram shows the connection between the statement of income, cash flow and the balance sheet. Different colors are used for the sake of clarity. Operating items are labeled in green, net debt-related items in red, goodwill, taxes and non-operating items in yellow, and items related to shareholders' equity in blue.

CALCULATION OF KEY RATIOS

Organic sales growth, actual 2002: 8%

Total sales for the year adjusted for acquisitions, divestments and changes in exchange rates as a percentage of the previous year's total sales adjusted for divestments.
Calculation 2002: (65,685.3-4,104.5+3,327.0)/(60,363.6-523.0)-1 = 8%

Operating margin, actual 2002: 6.8%
Operating income before amortization of goodwill as a percentage of total sales.
Calculation 2002: 4,458.4/65,685.3 = 6.8 %

Earnings per share after full conversion, actual 2002: SEK 4.14
Net income for the year adjusted for interest on convertible debenture loans after tax in relation to the average number of shares after full conversion.
Calculation 2002: (1,485.8+73.7)/376,689,957) x 1,000,000 = SEK 4.14

Cash flow from operations as % of operating income before amortization of goodwill, actual 2002: 115%
Cash flow from operations as a percentage of operating income before amortization of goodwill.
Calculation 2002: 5,118.5/4,458.4 = 115%

Free cash flow as % of adjusted income, actual 2002: 122%
Free cash flow as a percentage of adjusted income.
Calculation 2002: 3,715.4/(4,458.4-782.3-620.8) = 122%

Operating capital employed as % of total sales, actual 2002: 7.4%
Operating capital employed as a percentage of total sales adjusted for full-year sales of acquisitions.
Calculation 2002: 4,890.9/(65,685.3+195.0) = 7.4 %

Return on capital employed, actual 2002: 20.7%
Operating income before amortization of goodwill as a percentage of the closing balance of capital employed excluding shares in associated companies.
Calculation 2002: 4,458.4/21,563.1 = 20.7 %
Definition changed in comparison with previous annual reports; see five-year overview.

Net debt equity ratio, actual 2002: 0.85
Net debt in relation to shareholders' equity.
Calculation 2002: 9,886.8/11,663.1 = 0.85

Interest coverage ratio, actual 2002: 5.3
Operating income before amortization of goodwill plus interest income in relation to interest expenses.
Calculation 2002: (4,458.4+202.2)/879.7 = 5.3

Return on equity, actual 2002: 11.1%
Net income for the year adjusted for interest on convertible debenture loans after taxes as a percentage of average adjusted shareholders' equity weighted for new issues.
Calculation 2002:
(1,485.8+73.7)/((11,663.1+3,996.2+164.4+11,936.3+321.3)/2) = 11.1%

Equity ratio, actual 2002: 31.1%
Shareholders' equity as a percentage of total assets.
Calculation 2002: 11,663.1/37,477.0 = 31.1%

DEFINITIONS

STATEMENT OF INCOME

Production expenses
Guard wages and related costs, the cost of equipment used by the guard in performing professional duties, and all other costs directly related to the performance of services invoiced. As of 2002 branch office expenses have been reclassified as Selling and administrative expenses.

Selling and administrative expenses
All costs of selling, administration and management. As of 2002 branch office expenses are included in Selling and administrative expenses. The reclassification has been done to better reflect actual direct production expenses. The primary function of the branch offices is to provide the production with administrative support as well as to serve as a sales channel.

Gross margin
Gross income as a percentage of total sales.

Operating margin
Operating income before amortization of goodwill as a percentage of total sales.

Adjusted income
Operating income before amortization of goodwill adjusted for net financial items and current taxes.

Net margin
Income before taxes as a percentage of total sales.

STATEMENT OF CASH FLOW

Cash flow from operations
Operating income before amortization of goodwill adjusted for depreciation/amortization (excluding amortization of goodwill) less capital expenditures for fixed assets (excluding acquisitions) and the change in other operating capital employed.

Free cash flow
Cash flow from operations adjusted for net financial items and current taxes.

Cash flow for the year
Free cash flow adjusted for acquisitions, securitization, dividends, share issues, the conversion of convertible debenture loans and the change in interest-bearing net debt excluding liquid assets.

BALANCE SHEET

Operating capital employed
Capital employed less goodwill and shares in associated companies.

Capital employed
Non-interest-bearing fixed assets and current assets less non-interest-bearing long-term and current liabilities and non-interest-bearing provisions.

Net debt
Interest-bearing fixed and current assets less interest-bearing provisions, long- and short-term convertible debenture loans, and long-term and current interest-bearing loan liabilities.

Adjusted shareholders' equity
Equity adjusted for outstanding convertible debenture loans.

Total sales and organic sales growth
In the last five years, sales have increased by an average of 46 percent. During the same period, annual organic sales growth has averaged 8 percent. *The organic sales growth objective is between 6 and 8 percent.*


MSEK
%
70
60
50
40
30
20
10
0
10
8
6
4
2
0
98
99
00
01
02
Total sales
Organic sales growth

Operating income and operating margin
Operating income has increased by an annual average of 42 percent in the last five years adjusted for changes in currency rates. The operating margin rose by 0.4 percentage points to 6.8 percent in 2002. The objective is an increase in the operating margin of up to 0.5 percentage points per year.


MSEK
%
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
8
6
4
2
0
98
99
00
01
02
Operating income
Operating margin

Income before taxes and free cash flow
In the last five years, income before taxes has increased by an annual average of 33 percent. The objective in 2002-2005 is an average increase of 25 percent per year. Free cash flow has averaged 82 percent of adjusted income. The objective is 75-80 percent of adjusted income.


MSEK
MSEK
3,000
2,500
2,000
1,500
1,000
500
0
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
98
99
00
01
02
Incom before taxes
Free cash flow

Return on capital employed
The return on capital employed was 21 percent in 2002. The objective is a long-term return of at least 20 percent.


MSEK
%
25,000
20,000
15,000
10,000
5,000
0
25
20
15
10
5
0
98
99
00
01
02
Capital employed
Return on capital employed

Net debt equity ratio and interest coverage
In 2002, the net debt equity ratio was 0.85 and the interest coverage ratio was 5.3. The objective is that the net debt equity ratio will range between 0.8 and 1.0 and that the interest coverage ratio will be at least 6.


Multiple
Multiple
8
6
4
2
0
1.5
1.0
0.5
0.0
98
99
00
01
02
Interest coverage
Net debt equity ratio

Earnings per share after full taxes
Earnings per share after full taxes have increased by an average of 23 percent in the last five years.


SEK
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
98
99
00
01
02
Earnings per share after full taxes

MSEK	1998	1999	2000	2001	2002
INCOME					
Total sales	**13,710.1**	**25,646.3**	**40,806.5**	**60,363.6**	**65,685.3**
of which acquisitions	1,834.7	10,964.4	13,361.0	12,364.1	4,104.5
Organic sales growth, %	*9*	*9*	*6*	*7*	*8*
Operating income before amortization of goodwill	**1,002.8**	**1,630.5**	**2,560.3**	**3,854.5**	**4,458.4**
Operating margin, %	*7.3*	*6.4*	*6.3*	*6.4*	*6.8*
Amortization of goodwill	–171.4	–403.9	–707.4	–1,089.8	–1,164.5
Financial income and expenses	–79.0	–110.8	–514.2	–892.2	–782.3
Share in income of associated companies	13.7	–	24.8	29.4	–
Income before taxes	**766.1**	**1,115.8**	**1,363.5**	**1,901.9**	**2,511.6**
Taxes	–244.1	–316.5	–512.0	–718.3	–997.0
Minority share in net income	–0.5	–1.5	–0.2	–0.9	–28.8
Net income for the year	**521.5**	**797.8**	**851.3**	**1,182.7**	**1,485.8**
Average number of shares after full conversion	313,616,039	355,790,015	365,123,348	365,123,348	376,689,957
Earnings per share after full conversion (SEK)	**1.73**	**2.30**	**2.39**	**3.27**	**4.14**
CASH FLOW					
Operating income before amortization of goodwill	**1,002.8**	**1,630.5**	**2,560.3**	**3,854.5**	**4,458.4**
Capital expenditures	–699.0	–1,044.3	–1,202.3	–1,764.3	–1,746.1
Depreciation (excluding amortization of goodwill)	569.6	754.3	942.2	1,377.2	1,493.5
Change in other operating capital employed	–41.7	–93.4	–363.3	–103.0	912.7
Cash flow from operations	**831.7**	**1,247.1**	**1,936.9**	**3,364.4**	**5,118.5**
as % of operating income before amortization of goodwill	*83*	*77*	*76*	*87*	*115*
Financial items	–65.3	–110.8	–489.4	–862.8	–782.3
Current taxes	–183.7	–334.5	–359.0	–548.3	–620.8
Free cash flow	**582.7**	**801.8**	**1,088.5**	**1,953.3**	**3,715.4**
as % of adjusted income	*77*	*68*	*64*	*80*	*122*
Acquisitions, including cash payments from restructuring reserves	–3,712.9	–3,700.9	–10,944.3	–3,001.5	–1,709.7
Cash flow from financing activities	3,984.5	4,006.3	8,528.9	–121.1	29.5
Cash flow for the year	**854.3**	**1,107.2**	**–1,326.9**	**–1,169.3**	**2,035.2**
Interest-bearing net debt at beginning of year	–1,532.5	–2,418.6	–2,052.6	–12,418.8	–12,582.6
Change in loans	–1,623.6	–846.2	–8,885.2	2,452.7	–414.0
Translation differences on interest-bearing net debt	–116.8	105.0	–154.1	–1,447.2	1,074.6
Interest-bearing net debt at year-end	**–2,418.6**	**–2,052.6**	**–12,418.8**	**–12,582.6**	**–9,886.8**
CAPITAL EMPLOYED AND FINANCING					
Fixed assets (excl. goodwill)	3,616.1	4,895.7	7,895.3	9,088.9	8,401.0
Accounts receivable	2,879.2	4,559.4	8,179.5	7,656.5	6,759.5
Other operating capital employed	–3,442.8	–5,511.3	–9,331.6	–10,891.3	–10,269.6
Operating capital employed	**3,052.5**	**3,943.8**	**6,743.1**	**5,854.1**	**4,890.9**
as % of total sales	*14.5*	*12.0*	*13.2*	*9.5*	*7.4*
Shares in associated companies	261.0	0.9	602.6	42.4	–
Goodwill	**4,564.0**	**7,178.4**	**15,133.7**	**18,639.9**	**16,672.2**
Capital employed	**7,877.5**	**11,123.1**	**22,479.4**	**24,536.4**	**21,563.1**
Return on capital employed, %	*13.2*	*14.7*	*11.7*	*15.7*	*20.7*
Net debt	**2,418.6**	**2,052.6**	**12,418.7**	**12,582.6**	**9,886.8**
Net debt equity ratio, multiple	*0.44*	*0.23*	*1.23*	*1.05*	*0.85*
Interest coverage ratio, multiple	*5.4*	*6.9*	*3.7*	*3.7*	*5.3*
Minority interests	3.9	1.8	1.5	17.5	13.2
Shareholders' equity	**5,455.0**	**9,068.7**	**10,059.2**	**11,936.3**	**11,663.1**
Return on equity, %	*14.6*	*9.6*	*8.5*	*10.4*	*11.1*
Equity ratio, %	*35.1*	*43.4*	*28.8*	*30.6*	*31.1*
Financing of capital employed	**7,877.5**	**11,123,1**	**22,479.4**	**24,536.4**	**21,563.1**

For definitions and calculations of key ratios, see page 19.
Operating items are labeled in green.




Total sales
Cash Handling Services 16%
Direct 3%
Security Systems 5%
Security Services Europe 34%
Security Services USA 42%
Operating income before amortization of goodwill
Cash Handling Services 17%
Direct 3%
Security Systems 6%
Security Services Europe 35%
Security Services USA 39%
Capital employed
Cash Handling Services 24%
Direct 5%
Security Systems 6%
Security Services Europe 30%
Security Services USA 35%



In four years, Securitas has become a market leader in the U.S., where awareness of the need for better long-term quality in security services has increased substantially. The new local organization is gaining strength with every passing day and has already proven its capabilities by doubling margins. All U.S. guarding companies are now being merged under a single name – Securitas – and we are ready to take advantage of growth opportunities in all the markets in the U.S.

The market

The U.S. guarding market at this point – like Europe until a few years ago – is distinguished by relatively low wages, high employee turnover and low formal requirements from government authorities and most customers. The predominant guarding service is traditional static guarding. Unlike in most European countries, wages are structured individually for each customer contract. Depending on the individual customer's requirements and how those requirements affect wages, the risk assessment for different customer segments and the financial conditions in various industries, the picture varies greatly – ranging from simple static guarding with very high employee turnover to highly specialized professional services with qualified personnel.

The tragic events of September 11, 2001 increased the public's awareness of the need for better security and services with higher quality and precision relative to each business' risk assessment. Strong focus has been placed on security for airports, other modes of transportation, government-related operations, large office complexes, high-rise buildings and processing industries such as petrochemicals. In Securitas's judgment, the long-term effect of September 11, 2001 on the market will be a slight increase in the annual growth rate from 5 percent to 6-8 percent and a greatly increased awareness of the connection between higher wages, lower employee turnover and better quality.

This enduring long-term effect was partly offset in 2002, however, by the weak economy and considerable structural problems faced by important sectors of U.S. business, including IT, high technology and telecommunications companies. Local development has varied depending on each market's business and customer structure. The New York/New Jersey market, for example, has seen strong growth, while IT and high-tech markets such as northern California and metropolitan Denver have developed very weakly.

Most security demand is generated and satisfied in local markets. This applies to both large and small companies and organizations. There is one segment, however, that accounts for as much as a fourth of the market and where security services are designed and procured





at a national level. It includes government-related assignments and assignments for large, centrally managed corporations.

The overall trend is that more and more security services are being outsourced to the security industry rather than being handled in-house by companies and government agencies. As the industry becomes more professional and quality improves, this trend will become even more evident. One deviation from the trend occurred, however, when the U.S. Congress voted soon after September 11, 2001 to federalize all airport security.

Securitas has nearly a 20-percent share of the U.S. guarding market. This makes us the market leader and approximately twice as large as the nearest competitor, Wackenhut, which is owned by Group 4 Falck. Some ten other guarding companies have a market share over 1-2 percent. As in Europe, there are a total of around 15,000 companies in the guarding market, most with few employees.

Because of its significant market share, Securitas's customer portfolio well reflects the market's structure. About three quarters of the portfolio consist of local contracts. In this segment, Securitas reported good growth in 2002. In national contracts, Securitas in the U.S. has for historical reasons been over-represented among large private corporations and under-represented in the government sector. This led to Securitas losing volume in 2002 in the private portion – which includes many IT, high-tech and telecommunications companies – at the same time that opportunities to secure new government contracts have been limited due to Securitas's relatively weak position within this segment. One exception, however, is airport security, where Securitas, thanks to its good reputation, became the leading supplier until these operations were federalized in late 2002.

Development 2002

In 2002, the integration of the eight guarding companies acquired in 1999 and 2000 was completed. U.S. operations have now been organized in more than 650 branch offices that, as in all countries in which Securitas operates, are the base of its operations and its outward face for the predominant share of local customers. These offices are led by a branch manager with total responsibility for his or her customers, employees and earnings.

Branch offices are grouped in 100 areas, which in turn are divided into ten regions. At all three levels, there are resources to support local development and work with nationally oriented customers. During the integration phase, the focus was on improving opera-



tions and demonstrating that margins can be raised through the right pricing, higher production efficiency and contained fixed costs. Margins increased 0.7 percentage points, to 6.3 percent, more than doubling the figure from 1999 and the first acquisition of Pinkerton. The increase in 2002 was achieved at the same time that prices were raised by 3 percent, wages rose by approximately 2 percent and expenses for customer losses and employee benefits, among other things, rose slightly over 1 percent.

An important trend is the rapidly falling employee turnover rate. Since 1999, when employee turnover was far higher than 100 percent, it has been reduced to about 70–75 percent. Although this is a dramatic improvement, the long-term objective must still be less than half the current level. The improvement is due in part to current weak economic conditions and relatively high unemployment, and in part to managers who now take better care of, and care more about, their staff, as well as the improvement in wages since 1999.

Our initially strong focus on margin improvements and the fact that the new organization has not yet reached full strength – combined with the weak economy – limited organic sales growth in 2002. Adjusted for the now federalized airport security operations and the portion of additional guarding after September 11 that was temporary in nature, the underlying sales increase is estimated at 2 percent.

As a whole, 2002 showed that Securitas now has the right organization in the U.S. with the right staffing, the right delegation of responsibility between central and local levels, and a strong emphasis on local managers' responsibility.

Future outlook

In 2003, the now completed integration work will be manifested when all U.S. guarding operations, which have been driven to date under the names of the acquired companies, are brought together under the Securitas name and joint administrative support is introduced. These measures will unite all operations under a single legal entity, and allow all employees in a single location to be used for any assignment without any of the earlier limitations due to licensing requirements and company affiliation. Moreover, fixed costs will be reduced since only one IT platform will be used at all branch offices.

The focus is now shifting more to customer and market contacts, developing services and strengthening the ability of area managers to generate sales growth and further margin improvements. Part of this will involve promoting time-sharing services, which currently account for only 1 percent of U.S. operations. A competence center has been established for this purpose in each region, and the goal is to grow time-sharing services by 30-40 percent per year.



As the new organization reaches its full strength and the U.S. economy rebounds, organic sales growth is expected to increase. Although weak in the short term, growth is expected to increase in the latter part of the year. At that point, we will be well prepared with a strong local organization to take advantage of the market's full opportunities and push for structural changes in terms of specialization, quality and wages in various sectors of the U.S. market.

The market for Security Services USA

Market: The market* for guarding services in the U.S. is worth approximately MSEK 136,000 and is growing by 6-8 percent annually.

Largest markets: Security Services USA is concentrated in large population centers in the western, central, northeastern and southeastern United States.

Largest competitors: Group 4 Falck/Wackenhut, Allied, Guardsmark, Securicor, Initial, Outsource Partners (USSA) and TransNational Security Group, among others.

Securitas's market share: Securitas has a share of 19 percent of the U.S. market for guarding services. This does not include the market for consulting and investigation.

* Excluding non-outsourced business.

Sales and market shares

	Sales		
Region	MSEK	Local currency	Market share, %
North Central	2,518	261	
East Central	2,461	257	
South Central	2,563	266	
Mid Atlantic	1,781	185	
New England	1,562	162	
New York/New Jersey	2,340	243	
South East	1,898	197	
Rocky Mountains	2,183	226	
Northern California	2,131	221	
Southern California/Hawaii	2,411	250	
Other [1]	5,512	570	
Total	27,360	2,838	19 [2]

[1] Including federalized airport operations.
[2] Excluding federalized airport operations.

Facts about Security Services USA

MSEK	2000	2001	2002	Five-year vision 2005
Total sales	16,976	27,922	27,360	
Organic sales growth, %	*4*	*3*	*8*	*5*
Operating income before amortization of goodwill	926	1,577	1,715	
Operating margin, %	*5.5*	*5.6*	*6.3*	*8*
Operating capital employed as % of sales	*10*	*8* [1]	*5* [1]	*10*
Capital employed	12,239	10,251	7,442	
Return on capital employed	*8*	*15*	*23*	*>20*
Number of full year employees	105,000	104,000	93,000	

[1] Calculated after the reversal of the sale of accounts receivable of MSEK 1,989 (2,381).



Security Services Europe offers specialized services for static guarding, time-sharing and combined solutions.

The market

Europe is the world's second largest security market after the U.S. Although there are significant differences between individual countries, the European market is generally more highly developed than the U.S. in terms of its focus on quality and understanding of the connection between employee turnover, wages and quality. This is a relatively new development in recent years, driven by the cooperation between customers, security companies and authorities.

In several countries, higher standards have recently been introduced through legislation on the security industry. In the UK, which had been one of the few countries in Europe without such laws, the industry is being regulated for the first time. Moreover, in countries where security personnel receive low wages and, as a result, there is high employee turnover, we are seeing clear signs of a trend toward higher wages. Among the countries where wages have increased significantly in recent years are France, Spain and Portugal, with overall wage increases of 20–40 percent. In other countries, laws, collective bargaining agreements and industry initiatives have led to improved training for guarding staff.

When guard wages are raised, employee turnover declines and quality improves. The need for intensified development and rationalization of guarding assignments is also rising, opening the market for various types of specialized services, time-sharing and solutions that also contain technical systems, so-called combined solutions.

Development 2002

During the year, Security Services completed the introduction of its divisional organization, which has facilitated further cost savings and efficiency improvements. The pace of refinement and development of guarding services has improved as well. A development center for time-sharing services has been established in Madrid, and in Brussels the Group has a similar center for airport security. It can be noted that the share of time-sharing services in relation to the total sales volume of guarding services in Europe, which was nearly zero ten years ago, is now about 15 percent. The most highly developed markets have approximately 40 percent time-sharing.

Organic sales growth was good during the year, amounting to 8 percent, slightly higher during the first three quarters of the year before slowing towards the end of the year due to a somewhat slower economy.

Growth was especially high in Spain, France, Austria, Switzerland, Norway, Belgium, the Netherlands and Eastern Europe.

In terms of earnings, Security Services Europe has now reached an operating margin of 7 percent. The margin increase was especially high in Norway, Finland, Austria and the Netherlands.

During the year, Securitas acquired the Dutch company VNV Beveiliging B.V., which together with Securitas's previous operations in the Netherlands made us one of the two largest guarding companies in the country. VNV will change its brand profile and name to Securitas in 2003.

Increased insurance premiums in 2002 have shifted greater focus to the division's work with risk controls. To keep premiums low, we are trying to minimize



claims through high operating standards. During the year, standards were reviewed at all levels, from recruiting, follow-ups and ethics to customer contracts and customer expectations.

Future outlook

In 2003, the management of Security Services will move from Oslo to Stockholm. The goal is to further strengthen the cooperation with Security Systems and develop combined solutions. In this way, guarding services can be further enhanced and the service content in, and volume of, combined solutions can be expanded. This is expected to contribute positively to organic sales growth and margins. The share of combined solutions in Europe now amounts to 10 percent of the total guarding sales volume. The most highly developed markets have a share close to 40 percent.

The division's aim, by continuing and intensifying service development, is to maintain long-term organic sales growth of 6–8 percent. The focus looking forward is on increased sales of time-sharing and combined solutions in the markets where Securitas already offers these services and on introducing them in new markets.

The market for Security Services Europe

Market: The market* for security services in Europe is worth MSEK 148,000 and is growing by 6–8 percent annually.
Largest markets: Germany, followed by Great Britain and France.
Competitors: Group 4 Falck and GMIC (Rentokil), Prosegur and Securicor.
Securitas's market share: Securitas has a share of 16 percent of the total European market for security services, with a share in the Nordic region of about 50 percent.

** Excluding non-outsourced business.*

Sales and market shares

	Sales		
Country	MSEK	Local currency	Market share, %
Sweden	2,421	2,421	>50
Norway	1,276	1,052	>50
Denmark	262	213	30
Finland	736	80	>50
Germany	3,641	398	14
France	4,167	455	28
Great Britain	860	59	4
Spain	2,668	292	26
Switzerland	547	94	20
Austria	175	19	11
Portugal	898	98	26
Belgium	1,425	156	43
The Netherlands	1,939	212	27
Hungary	121	3.518	18
Poland	317	136	8
Estonia	58	99	14
Czech Republic	112	378	6
Canada	1,022	169	16
Mexico	254	256	2
Argentina	50	16	2
Elimination	–355		
Total	22,594		16

Facts about Security Services Europe

MSEK	2000	2001	2002	Five-year vision 2005
Total sales	16,059	19,745	22,594	
Organic sales growth, %	*4*	*7*	*8*	*7*
Operating income before amortization of goodwill	1,098	1,333	1,571	
Operating margin, %	*6.8*	*6.8*	*7.0*	*9*
Operating capital employed as % of sales	*9*	*10*	*9*	*10*
Capital employed	5,808	6,101	6,379	
Return on capital employed	*19*	*22*	*25*	*>20*
Number of full year employees	77,000	80,000	87,000	





Security Systems sells advanced system solutions based on alarms to customers with high security demands. The division is active in eight European countries and the U.S.

In 2002, the division's European operations showed continued and accelerating growth despite the economic slowdown, mainly due to a successful growth strategy in the Nordic region. An organization for retail chain customers, Securitas Response, was established in the U.S., where specialization work is under way to separate installations and technical service.

The market

In Europe, Security Systems is reporting accelerating growth and has gained market share in practically all the countries it operates in, even though overall market growth for security systems declined slightly in 2002. A portion of the higher growth is due to increased interest in combined solutions – guarding services and alarms – among companies and organizations looking to reduce their fixed costs. The remainder of the growth increase is attributable to the segmentation of sales and production by product groups, which has been resulted in better precision in deliveries and higher efficiency in sales.

The events of September 11, 2001 raised long-term interest in security investments. At present, however, the division is feeling the effects of slower economic development. In this market climate, some companies focus more on volume than profitability. Securitas's strategy though, is to continue to ensure the profitability of each project.

Development 2002

Security Systems' development is strongest in the Nordic region, where the strategy of focusing on, and organizing around, various customer segments has had its full impact. The same strategy is now being implemented in the other countries. This clearer customer orientation is designed to improve growth in each segment in all countries and to deliver solutions tailored to customers' varying needs. Large customers such as industries and major service providers require integrated solutions with, among other things, advanced alarms, access control system and CCTV. For banks and retail chains, the basis is a specialized security solution with high customer service and alarm to response.

In the U.S., Security Systems took several steps in 2002 to build an efficient organization. In order to increase sales, the development of customized concepts for various market segments began during the year. A separate organization for the alarm concept, Securitas Response, was established in the U.S. in 2002 and has contributed positively in the customer segment with small companies and retail chains.

U.S. operations have also established local units focused on local business with the resources to compete with local players. At the same time, a foundation has been laid to handle national customers in the same areas. In addition, a clearer structure has been put in place that separates technical service and installation, with better customer service and profitability as its objective.



The market for Security Systems

Market: The market* for large alarm systems in the U.S. and Europe is worth MSEK 226,000, divided equally between the two regions. The annual growth rate in the alarm systems market is approximately 10 percent.
Largest markets: U.S., followed by Great Britain and Germany.
Largest competitors: U.S.: Tyco/ADT, Security Link and Best Access. Europe: Siemens/Cerberus, Gunnebo, Group 4 Falck, Esmi, Tyco/ADT and Chubb.
Securitas's market share: Securitas has a market share of 3 percent in Europe and 1 percent in the U.S. In the Nordic region, its market share is 27 percent.

* Excluding non-outsourced business

Sales and market shares

Country	Sales MSEK	Sales Local currency	Market-share, %
USA	475	49	1
Sweden	1,143	1,143	29
Norway	427	350	37
Denmark	80	65	9
Finland	337	37	22
France	536	59	4
Spain	389	42	11
Portugal	170	19	19
Belgium[1]	100	11	–
Elimination	–49		
Total	3,608		2

[1] Adjusted for full-year sales.

Facts about Security Systems

MSEK	2000	2001	2002	Five-year vision 2005
Total sales	3,102	3,388	3,592	
Organic sales growth, %	*5*	*1*	*6*	*9*
Operating income before amortization of goodwill	151	218	269	
Operating margin, %	*4.9*	*6.4*	*7.5*	*12*
Operating capital employed as % of sales	*23*	*24*	*21*	*22*
Capital employed	1,280	1,496	1,371	
Return on capital employed	*12*	*15*	*20*	*>20*
Number of full year employees	3,100	3,000	3,100	

Future outlook

The positive development, with increased organic sales growth and a substantial margin improvement, will continue as the work to focus on various customer segments is introduced in new markets. This will require continued specialization of the organization and more managers with sales and growth as their primary focus. Training is under way in the entire division.

Furthermore, operations will be established in countries where Security Systems is not yet represented, primarily where Securitas is already active and has considerable guarding operations.

The alarm operations are an important partner to guarding, as different alarm solutions rationalize the guarding services and provide a significant technical support in the development of the security services.

In 2003, a stronger cooperation will be initiated with Security Services Europe to develop technology for guard support. The extensive customer base and understanding of customer needs in guarding services will be put to more effective use in driving the development of alarm solutions, volumes and profitability. This makes Security Services an important "customer" of Security Systems. The cooperation between the two divisions is a big benefit to Securitas's continued expansion.

Efforts to improve efficiency in the U.S., including tight cost controls, will continue in 2003. Security Systems has a good platform to build on in the U.S., even though development to some extent continues to be affected by weak economic conditions.



Direct offers customized security solutions for homes and small businesses. Customers are offered alarms together with related security services, with Securitas providing monitoring stations and guard call-out, while local companies, through various types of cooperations, handle alarm installation and technical service.

In 2002, Direct reported nearly 30 percent growth in monitored alarms, double the market's growth. The division strengthened its commitment to local area specialists by focusing on increased sales and improved quality in its monitoring service. At the same time, greater emphasis was placed on quality assurance and service integration with independent installers ("third-party installers") in France, Belgium and the Netherlands.

The market

Demand for security solutions for homes and small businesses is steadily increasing. The European market is mainly driven by the tens of thousands of local alarm installers who install alarms to which various services can be connected.

Demand for the combination of alarms and services that Direct offers in cooperation with its partners is increasing as the market develops. Over time, customers who only have alarms tend to add response services from area patrols, guards or police. Through consistent standardization and improvement of products and flows, installation and monitoring services can be offered to customers at more attractive prices, which in itself further drives the market's development. A growing number of companies and consumers are realizing how inexpensive it is to protect their businesses and homes.

Development 2002

After a temporary drop in sales growth due to the process of introducing the new wireless concept, Direct has returned to a 25-percent growth rate. In addition, the previously acquired Belgacom Alert Services has now been integrated and turned a loss into a profit.

In 2002, Direct improved its cooperation models so that it can more efficiently meet customer demand and better adapt its offering to local markets. Among other things, concepts and routines for cooperation with local partners were reassessed. Efforts to introduce more standardized concepts and routines in cooperation with independent alarm installers were begun during the year in France, Belgium and the Netherlands. The aim is to deliver higher quality while at the same time improving cost efficiency.

The content of the services connected to an alarm is decisive to the division's growth. In an effort to further improve its service content, Direct worked during the year on further improvement in service content through alarm transferring and GSM signaling, faster response and service times, and simplified customer routines.

GSM alarm signaling has also led to stronger integration with telecom operators and the development of various signaling services, such as mobile phone mes-



saging to customers in the event of an alarm. The technology also makes it possible to remotely control other functions, such as lighting. New technology has also simplified installation in new construction, which has opened a big market in Spain in particular.

Future outlook

Direct will continue to develop and expand the content in its monitoring service for small alarms to meet customer needs. The development of standardized platforms for services connected to the alarms, for example, will lead to further improvements in quality and cost efficiency.

Closely related to this is the aim of minimizing the number of unnecessary call-outs, otherwise known as false alarms. By minimizing alarms triggered by mistake, guard responses can be better prioritized, which will speed up response times. At the same time, the police and emergency services can be more confident in alarm messages.

The division will also continue to build a strong organization for local area services, to be better prepared to quickly respond when needed.

Organic sales growth is expected to remain strong, and the margin is expected to increase substantially as an effect of the turnaround at Belgacom Alert Services.

The market for Direct

Market: The European market* for small alarm systems is worth approximately MSEK 25,000, one third of which is residential alarms. The annual growth rate is estimated at 20 percent. Small alarm systems are the fastest growing area for Securitas. During the past year alone, Securitas has installed 103,000 alarm systems in homes and small businesses. In total, Direct Europe now has more than 468,300 connected alarms.

Largest markets: Great Britain, followed by France and Spain. The U.S. market for residential alarms has a higher rate of market penetration and is estimated at several times the size of the European market.

Largest competitors: Group 4 Falck, CIPE (ADT/Tyco), CET (ProtectionOne), Prosegur, as well as Crédit Mutuel and Segurmap in the banking and insurance sector.

Securitas's market share: Securitas's European market share for home and small alarm systems is about 8 percent, with an emphasis on the Nordic countries, where Securitas has a market share of 26 percent.

* Excluding non-outsourced operations.

Sales and market shares

	Sales		
Country	MSEK	Local currency	Market share, %
Sweden	285	285	28
Norway	213	175	28
Denmark	142	115	22
Finland	32	4	19
France	476	52	17
Spain	466	51	21
Switzerland	43	7	11
Portugal	9	1	2
Belgium[1]	110	12	–
The Netherlands[1]	70	8	–
Elimination	–30		
Total	1,816		8

[1] Adjusted for full-year sales.

Facts about Direct

MSEK	2000	2001	2002	Five-year vision 2005
Total sales	762	1,018	1,786	
Organic sales growth, %	*31*	*25*	*18*	*30*
Operating income before amortization of goodwill	91	113	131	
Operating margin, %	*11.9*	*11.1*	*7.3*	*12*
Operating capital employed as % of sales	*28*	*35*	*31*	*26*
Capital employed	242	390	1,102	
Return on capital employed	*38*	*29*	*12*	*>20*
Number of full year employees	1,200	1,500	2,300	

No. of installations	2002	2001	Change, %
Direct (excl. Belgacom and France[1])			
Installations during the period	83,050	71,450	16
Total number of connected alarms	336,550	261,350	29
Direct (incl. Belgacom and France[1])			
Installations during the period	103,000	–	–
Total number of connected alarms	468,300	–	–

[1] Alarm operations taken over from Security Services Europe.



Securitas Cash Handling Services offers cash transports, cash processing and ATM services. The division is active in the U.S. and eleven European countries.

In 2002, Cash Handling Services began an expansion of its U.S. network for cash processing services, while the euro project was completed in six countries in Europe.

The market

The market continues to develop from simple cash transports to advanced processing services. Securitas is gradually taking over full responsibility for cash handling and also handles clearing between retailers, banks and the central banks.

Securitas is increasingly establishing direct contact with retailers, rather than through banks. As a result, its competence in the retail segment has increased and customized concepts have been further developed.

The introduction of the euro had a major impact on all market players in six of the countries where Securitas is established during the first half of 2002. The result was a slowdown in other activities, such as new acquisitions or projects in the European market.

Cash processing services have been slowly growing in the U.S. Now growth is beginning to accelerate as small and medium-size banks increasingly want to outsource their processing.

Development 2002

The separation of cash handling services into different areas of operations has been essential in order to be able to refine and specialize cash processing, ATM and transport services for various types of customers. Specialization of the organization makes it possible for Securitas to increase its competence and develop customized concepts for both banks and retailers.

In Europe, mergers of many small cash processing centers into fewer, larger centers have led to greater efficiency and security. The transportation network will remain local, however.

The takeover of cash processing operations from HSBC and Barclays, which represents 40 percent of the cash flow in the UK, continued according to plan during the year. This project will be completed in 2003.

Retail concepts include SafePoint, which provide secure on-premises cash storage, combined with transports and cash processing. With another solution, Primecount, Securitas collects a store's daily receipts right from the cash registers, handles all cash processing steps and deposits the money in the customer's bank account.

The development of the U.S. infrastructure for cash processing services began in 2002. A standardized organizational structure has been developed and implemented at most local branch offices, standardized processes have been documented and upgraded technical solutions are about to be introduced.

As a complement to the expansion of the network for processing services, Securitas has developed an Internet-based order system in the U.S. to simplify the ordering process for customers with operations in multiple locations. This e-commerce service has raised efficiency in the existing operations and attracted new customers.

In 2002, the U.S. succeeded in reducing employee turnover to below 20 percent, a decrease of nearly 30 percentage points compared with five years ago.



Future outlook

In the U.S., measures to improve cost efficiency will be implemented and operations will be structured to take advantage of the outsourcing of banks' cash processing services in the years ahead.

In Europe, extensive changes have begun in Germany to turn around the loss making operations. The organization has been restructured into separate units for transport services, cash processing and ATM services, and a new country management has been appointed. Further changes will include major staff cutbacks, a reduction in the number of branch offices and vehicles, and a focus on customers in the banking and financial sector. In the process, Securitas will eliminate unprofitable contracts in the retail sector. In the second half of 2003, German operations are expected to break even.

In 2003, work will begin on the design of a uniform structure for operations in the U.S. and Europe. A joint management organization will be created with the goal of utilizing synergies between operations to achieve better operating efficiency and a sharing of knowledge in the development of service concepts.

The market for Cash Handling Services

Market: The market for cash handling is worth MSEK 56,000, of which Europe accounts for MSEK 35,000 and the U.S. MSEK 21,000. Long-term growth is estimated at 10 percent.

Largest markets: U.S., Great Britain, France and Germany.

Largest competitors: U.S.: Brink's. Europe: Securicor, Group 4 Falck, Prosegur.

Securitas's market share: Securitas has a market share in Europe as a whole of about 20 percent. In the Nordic countries, its market share is about 42 percent. In the U.S., the market share is 20 percent.

Sales and market shares

	Sales		
Country	MSEK	Local currency	Market share, %
USA	4,160	432	20
Sweden	542	542	>50
Norway	215	176	28
Denmark	91	74	>50
Finland	169	19	39
Germany	1,232	135	31
France	255	28	5
Great Britain	2,281	157	28
Spain	963	105	44
Switzerland	91	15	29
Austria	186	20	>50
Portugal	262	29	39
Elimination	–94		
Total	10,353		20

[1] Excluding sales in connection with the introduction of the euro in the euro countries.

Facts about Cash Handling Services

MSEK	2000	2001	2002	Five-year vision 2005
Total sales	3,908	8,291	10,353	
Organic sales growth, %	*14*	*28*	*12*	*12*
Operating income before amortization of goodwill	294	614	772	
Operating margin, %	*7.5*	*7.4*	*7.5*	*15*
Operating capital employed as % of sales	*41*	*27*	*22*	*40*
Capital employed	2,308	6,256	5,269	
Return on capital employed	*13*	*10* [1]	*15*	*>20*
Number of full year employees	10,000	19,000	18,000	

[1] Inclusive the full year effect of Loomis.



The Board of Directors and the President of Securitas AB (publ.), corporate registration number 556302-7241, with its registered office in Stockholm, hereby submit their annual report and consolidated financial statements for the 2002 financial year.

Securitas AB is a public Swedish company with its registered office in Stockholm, Sweden. Securitas AB, which has been listed on the Stockholm Stock Exchange since 1991, follows the Swedish Companies Act and Swedish stock exchange rules.

Ownership structure

The principal shareholders in Securitas AB are Investment AB Latour, which together with Förvaltnings AB Wasatornet and Säkl AB hold 12.0 percent (12.1) of the share capital and 33.0 percent (33.1) of the votes, and Melker Schörling AB, with 4.2 percent (4.2) of the capital and 8.1 percent (8.2) of the votes. These shareholders are represented on the Board of Directors by Gustaf Douglas and Melker Schörling.

The company's share capital consisted of 17,142,600 Series A shares and 345,913,306 Series B shares as of December 31, 2002. Each Series A share carries ten votes and each Series B share one vote. In the event that the company issues new Series A and B shares, current shareholders have the preferential right to subscribe for new shares of the same series in proportion to their existing holdings.

Board of Directors

General

The Board of Directors is responsible for the Group's organization and administration in accordance with the Swedish Companies Act. The activities of the Board of Directors and the delegation of responsibility between the Board and Group Management is governed by formal rules of procedures adopted by the Board each year after the Annual General Meeting. According to these rules, the Board decides on, among other things, the Group's overall strategy, corporate acquisitions and property investments, in addition to establishing a framework for the Group's operations by approving the Group's budget. The Board's rules of procedures are documented in a written instruction. The Board of Directors has eight regular members, three employee representatives and three deputy employee representatives. The Board meets a minimum of four times annually. In 2002, it held eight meetings. The Group's auditors participate in the annual meeting of the Board of Directors in conjunction with the closing of the books.

Group Management leads the day-to-day operations of the Group. Group Management is charged with overall responsibility for conducting the business of the Securitas Group in line with the strategy and long-term goals adopted by the Board of Directors of Securitas AB. Group Management comprised of nine executives in 2002.

Board committees

The Board of Directors has established an audit committee that meets with Securitas's auditors at least four times per year. The committee presents its findings and proposals to the Board, which can then make its decision. The members of the committee are Melker Schörling (chairman) and Anders Frick. The committee met twice in 2002 after it was established in August of that year.

The Board has also formed a remuneration committee to deal with all issues regarding salaries, bonuses, options and other forms of compensation for Group Management as well as other management levels if the committee so decides. The committee presents its proposals to the Board, which can then make its decision. The members of this committee are Gustaf Douglas (chairman), Berthold Lindqvist and President and CEO Thomas Berglund (Thomas Berglund will not participate in discussions involving his own compensation). The committee held its first meeting during the first quarter of 2003.

A nomination committee proposing new members of the Board and auditors consists of the Chairman of the Board and Vice Chairman, representing the principal shareholders.

European Group Council

Since 1996, Securitas has a European Group Council that serves as a forum for information and consultation between Group Management and the employees in Securitas's countries of operation. The Group Council convened once during the year.

Shareholders

The company responds to queries from shareholders as they arise during the year. The Annual General Meeting provides shareholders with an opportunity to ask questions directly to the Chairman of the Board, the Board of Directors or the President and CEO. An invitation to the Annual General Meeting in 2003, which will be held in Stockholm on April 8, will be sent to shareholders at least four weeks prior to this date.

A capital market day is held annually to which investors, analysts and journalists interested in Securitas are invited.

Public information, including press releases, are available on the Group's website, www.securitasgroup.com

RISK MANAGEMENT

Securitas has a risk management function to handle the Group's operational risks and an internal bank to handle financial risks.

Operational risks

Recruitment, training and supervision

Securitas's rigorous recruitment processes, from the evaluation of an applicant's suitability to thorough training and supervision of employees help reducing the risk.

Customer contracts

Customer contracts are designed in a way to achieve a balanced and equitable distribution of risks between Securitas and the customer.

Risk transfer

Securitas transfers certain risks to the insurance market. This includes the risk of physical loss of or damage to property. To more effectively control risk expenses, Securitas centrally manages deductibles through a captive insurance company.

Division of responsibilities

The Group's divisional managers are responsible for all aspects of operations in their respective divisions, including risk management and risk control. At the Group level, there is a risk committee made up of members of Group Management to set risk management policies for the entire Group. The Group's risk manager and risk managers in the divisions report to this committee. Furthermore, the Security Services USA and Security Services Europe divisions have their own risk committees, which meet several times a year.

Financial risks

Background

Financial risks are normally limited, since operations in various countries manage their income and expenses mainly in local currency. Capital requirements are generally low but vary between business areas. Strong cash flow from operations reduces the dependency on external financing. An external financing requirement may arise in connection with acquisitions. For a more detailed account of financial risks, refer to Note 2.

Organization and activities

The aim of Securitas's treasury organization is to support business operations by identifying, quantifying and minimizing financial risks and, to the extent possible, to take advantage of economies of scale in the treasury operations.

Subsidiaries/Divisions

Treasury operations in the subsidiaries and divisions concentrate on improving cash flow through a focus on profitability in the business operations, reduction of capital tied-up in accounts receivable and inventories, a balanced capital expenditure program and efficient local cash management.

Countries

In countries with extensive operations, surpluses and deficits in local subsidiaries are matched at the country level with the help of cashpooling solutions. In addition, Securitas operates one overall euro cashpooling structure for countries in the euro zone and another in U.S. dollars for subsidiaries in the U.S. in which local surpluses are invested or from which local deficits are financed. All local long-term financial requirements are financed directly from the Group's internal bank, Group Treasury Centre, in Dublin.

Group Treasury Centre

By concentrating internal and external financing in the Group's internal bank, economies of scale can be utilized in the pricing of investments and loans. A centralized treasury function is utilized to match local surpluses and deficits between countries and cashpools. It also provides a better overview and control of financial risks.

FINANCIAL OVERVIEW

Sales and income

Sales amounted to MSEK 65,685 (60,364). Organic sales growth adjusted for acquisitions and divestments and changes in exchange rates was 8 percent (7).

Underlying organic sales growth was 6 percent adjusted for the nonrecurring effects of the introduction of the euro, which took place primarily in the fourth quarter of 2001 and first quarter of 2002, and for the now federalized airport security operations in the U.S., which mainly affected the second and third quarters of 2002.

For the business areas during the year, organic sales growth rose significantly in Security Systems and Direct, declined from a very high level in Cash Handling Services and remained unchanged in Security Services. The current trend going forward, disregarding the short-term sales increase from September 11, the federalized airport operations and the introduction of the euro, is an organic sales growth estimated at approximately 6 percent.

Sales, January–December

MSEK	2002	2001	Growth, %
Total sales	**65,685**	**60,364**	**9**
Acquisitions/divestments	–4,104	–523	
Currency change from 2001	3,327		
Organic sales	**64,908**	**59,841**	**8**
Euro introduction	–270	–220	
Federalized airport operations	–1,735	–180	
Underlying organic sales	**62,903**	**59,441**	**6**

Operating income before amortization of goodwill amounted to MSEK 4,458 (3,855), which adjusted for changes in exchange rates of MSEK 171 corresponds to an increase of 20 percent. The operating margin, defined as operating income before amortization of goodwill as a percentage of sales, increased by 0.4 percentage points to 6.8 percent (6.4).

Income before taxes amounted to MSEK 2,512 (1,902). Adjusted for the currency changes, this corresponds to an increase of 38 percent (30). Adjusted for the euro introduction and federalized airport security operations, the underlying increase in income before taxes was 32 percent. This year's performance – as a whole and in the underlying business – marks one of the best years ever. It should be noted that the Group now, after having integrated the U.S. platform, has reached and exceeded the target of a 20-percent return on capital employed (including goodwill).

Income, January-December

MSEK	2002	2001	Growth, %
Income before taxes	**2,512**	**1,902**	**32**
Currency change from 2001	117		
Income	**2,629**	**1,902**	**38**
Euro introduction	–25	–18	
Federalized airport operations	–125	–11	
Underlying income	**2,479**	**1,873**	**32**

Change analysis

MSEK	2002
Income before taxes 2001	1,902
Volume increase and acquisitions	721
Change in amortization of goodwill	–75
Acquisition-related interest expenses	–65
Improved financial items	146
Currency effects	–117
Income before taxes 2002	**2,512**

The tax rate for the Group in 2002 was 39.7 percent (37.8). Loomis is included in the Group's tax expense for the full year 2002, against seven months in 2001. Earnings per share after full taxes rose by 27 percent to SEK 4.14 (3.27).

DEVELOPMENT IN THE GROUP'S DIVISIONS

Division overview, January–December 2001 and 2002

	Security Services USA		Security Services Europe		Security Systems		Direct		Cash Handling Services		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Total sales, MSEK	27,360	27,922	22,594	19,745	3,592	3,388	1,786	1,018	10,353	8,291	65,685	60,364
Organic sales growth, %	*8*	*3*	*8*	*7*	*6*	*1*	*18*	*25*	*12*	*28*	*8*	*7*
Operating income before amortization of goodwill, MSEK	1,715	1,577	1,571	1,333	269	218	131	113	772	614	4,458	3,855
Operating margin, %	*6.3*	*5.6*	*7.0*	*6.8*	*7.5*	*6.4*	*7.3*	*11.1*	*7.5*	*7.4*	*6.8*	*6.4*
Operating capital employed as % of sales [1]	*5* [3]	*8* [3]	*9*	*10*	*21*	*24*	*31*	*35*	*22*	*27*	*7*	*9*
Capital employed [2]	7,442	10,251	6,379	6,101	1,371	1,496	1,102	390	5,269	6,256	21,563	24,494
Return on capital employed, %	*23*	*15*	*25*	*22*	*20*	*15*	*12*	*29*	*15*	*10* [4]	*21*	*16*

[1] Adjusted for full year sales of acquired entities.
[2] Excluding shares in associated companies.
[3] Calculated after the reversal of the sale of accounts receivable of MSEK 1,989 (2,381).
[4] Including the full year effect of Loomis.

Security Services USA

For the full year 2002, total organic sales growth was 8 percent (3). Adjusted for the now federalized airport operations, underlying organic sales growth was 2 percent. The operating margin increased by 0.7 percentage points to 6.3 (5.6). Adjusted for income from the now federalized airport operations, the increase was 0.7 percentage points, to 6.2 percent.

In the five-year vision presented in 2000, Securitas set objectives for the U.S. security services platform it created through major acquisitions in 1999–2000. Long-term organic sales growth by 2005 was estimated at approximately 5 percent, the operating margin increase at 0.5 percentage points per year and the operating margin at 8 percent by 2005. Cash flow from operations was estimated at 90 percent of operating income and operating capital employed at 10 percent of total sales. The objective for the return on capital employed was set at 20 percent.

After the tragic events of September 11, 2001, the long-term sales growth rate was revised from 5 percent to 6–8 percent and the operating margin increase for 2002 was estimated at between 0.5 and 1 percentage point. In 2002 organic sales growth was 8 percent and the increase in operating margin fell in the range of 0.5–1.0 percentage point. Moreover, the objectives for operating cash flow and operating capital employed have been achieved and surpassed. The objective of a return of 20 percent on the entire investment in U.S. security services has been met.

The process that started with the U.S. security service operations has resulted in major changes. The organization has been fundamentally changed from that of a hierarchical structure to many local units with strong managers. Resources at the head office have been reduced substantially and decision-making authority has been shifted to the field.

The process of change is now continuing. During 2003, more than 100,000 employees in the U.S. will change uniforms, at the same time that the security services will be brought together under the Securitas name. In the fall of 2003, the final step in the administrative coordination of the various companies will begin through the introduction of a new, shared IT system that will further improve the effectiveness of operating support.

The long-term view on organic sales growth going forward remains unchanged at 6–8 percent, although the current trend – disregarding the short-term effect of September 11 and the now federalized airport operations in the U.S. – is approximately 2 percent. The current lower trend is mainly due to weak economic conditions in the U.S. and the fact that the process of change in the U.S. has not yet had its full impact. Organic sales growth in the first half of 2003 will remain negatively affected by the abnormally high temporary sales post September 11. During the second half of the year, growth is expected to move towards the long-term 6–8 percent objective. During 2003, operating margin, cash flow and operating capital employed are expected to develop in line with the five-year vision for the U.S.

Security Services USA, development 1999-2002

MUSD	1999[1]	2000[2]	2001	2002
Total sales	557	1,806	2,677	2,838
Organic sales growth, %	–	*4*	*3*	*8*
Operating income	24	99	150	178
Operating margin, %	*4.3*	*5.5*	*5.6*	*6.3*
Operating cash flow as % of operating income	*–3*	*99*	*90*	*122*
Operating capital employed as % of sales	*9*	*10*	*8*	*5*
Capital employed	395	1,209	969	843
Return on capital employed, %[3]	*6*	*8*	*15*	*21*
SEK/USD average rate	8.37	9.39	10.44	9.64
SEK/USD closing rate	8.53	9.54	10.58	8.83

[1] Pinkerton nine months.
[2] Burns included four months.
[3] Calculated in USD.

Security Services Europe

Organic sales growth amounted to 8 percent (7). The higher organic growth compared with 2001 is mainly attributable to development in France, Spain, Switzerland, Austria and Belgium. The operating margin rose to 7.0 percent (6.8), primarily due to positive development in Norway, Finland and the Netherlands. The restructuring of the U.K. operations has been implemented and is now heading towards stable volumes and a break-even result.

Security Services Europe maintained and even increased its organic sales growth rate in 2002. The visible slowdown in the last quarter of 2002 is an effect of the temporary sales boost after September 11 of the previous year. In recent years, Security Services Europe has built a strong organization with the ability to grow both top and bottom line under various economic conditions. Organic sales growth going forward in 2003 is expected to fall in the lower end of the 6–8 percent range. The increase in the operating margin is expected to be in line with the five-year vision.

Security Services Europe, quarterly development 2002

MSEK	Q1	Q2	Q3	Q4	Full year
Total sales	5,420	5,630	5,798	5,746	22,594
Organic sales growth, %	*8*	*11*	*9*	*3*	*8*
Operating income	339	369	413	450	1,571
Operating margin, %	*6.3*	*6.6*	*7.1*	*7.8*	*7.0*

Security Systems

Organic sales growth amounted to 6 percent (1). The operating margin was 7.5 percent (6.4). The U.S. operations have now stabilized. Security Systems has significantly increased the pace of its organic sales growth and development of its operating margin. This is due to the stabilization of the U.S. portion of the business and further conceptual and organizational development in Europe. Despite the weak economic outlook, a considerable improvement in Security Systems is again expected in 2003.

Security Systems, quarterly development 2002

MSEK	Q1	Q2	Q3	Q4	Full year
Total sales	825	927	814	1,026	3,592
Organic sales growth, %	*0*	*9*	*6*	*10*	*6*
Operating income	39	65	57	108	269
Operating margin, %	*4.7*	*7.0*	*7.0*	*10.5*	*7.5*

Direct

Organic sales growth increased gradually during the year and amounted to 18 percent (25), while the operating margin was 7.3 percent (11.1). The operations taken over from Belgacom and the French small alarm operations have raised Direct's sales by MSEK 481.

In Direct's traditional operations, a new wireless consumer concept is being introduced in the majority of its major markets. During the year, 83,050 (71,450) new alarms were installed, an increase of 16 percent. This raised the total number of connected alarms by 29 percent to 336,550 (261,350).

The operating margin in Direct's traditional operations was 10 percent (11). The operating margin in the Belgacom operations amounted to –1 percent.

In Belgacom and the French operations, 19,950 new alarms were installed, for a total of 131,750 connected alarms.

The total number of new installations by Direct in 2002 thus amounted to 103,000 and the number of connected alarms to 468,300.

The new consumer concept has proven successful and the previous acquisition of Belgacom Alert Services has been turned from a loss to a profit. For 2003, continued strong performance is expected with organic sales growth at a level of around 25 percent and a significant operating margin improvement in Belgacom Alert Services. For the division as a whole, this should bring margins closer to the historical level of 10–12 percent.

Direct, quarterly development 2002

MSEK	Q1	Q2	Q3	Q4	Full year
Total sales	381	444	461	500	1,786
Organic sales growth, %	*13*	*14*	*20*	*27*	*18*
Operating income	22	28	31	50	131
Operating margin, %	*5.8*	*6.3*	*6.6*	*10.0*	*7.3*

Cash Handling Services

Organic sales growth amounted to 12 percent (28). Adjusted for the introduction of the euro, organic sales growth was 12 percent (22).

The operating margin was 7.5 percent (7.4). The operating margin was affected negatively by the results in Germany.

In Germany, a combination of substantial new business volume in 2001 and the heavy workload resulting from the euro's introduction in 2001–2002 has caused operational inefficiencies and losses. A major restructuring is now under way, including the elimination of unprofitable contracts, reduction in production capacity and creation of a more focused and specialized organization. This will be achieved by leaving the low-margin retail business to fully focus on the customer segment consisting of financial institutions.

The full year effect of the volume reductions is estimated at MEUR 25–30, of which approximately 75 percent will affect 2003. This corresponds to 2–3 percent of the division's total revenue. All major aspects of the restructuring program will be implemented during the first half of 2003 and are expected to lead to a break-even result in Germany in the second half of the year. In the long term, the German cash handling business should be able to reach average profitability by division standards.

European Cash Handling Services, excluding Germany, continues to develop strongly, with 18 percent organic sales growth (excluding the euro project) and an 11 percent operating margin in 2002. The turnaround in Germany and further improvements in European activities are expected to lift the margin by approximately one percentage point.

U.S. Cash Handling Services are reporting stable development. Organic sales growth of 5 percent reflects that in the U.S. the outsourcing of cash management has not yet started. U.S. operations have the ability to reach the same level of profitability as in Europe (excluding Germany) by leveraging the cost structure. U.S. overhead costs are presently approximately 4 percentage points higher than comparable European countries.

Cash Handling Services, 2002

MSEK	Europe excl. Germany and euro	Germany	Euro project	Total Europe	USA	Total CHS
Total sales	4,836	1,087	270	6,193	4,160	10,353
Organic sales growth, %	*18*	*9*	*23*	*17*	*5*	*12*
Operating income	550	–108	25	467	305	772
Operating margin, %	*11.4*	*–9.9*	*9.3*	*7.5*	*7.3*	*7.5*

CASH FLOW

Operating income before amortization of goodwill amounted to MSEK 4,458 (3,855) and investments in fixed assets, net after depreciation, amounted to MSEK 253 (387).

Changes in other operating capital employed amounted to MSEK 913 (–103). Free cash flow was MSEK 3,715 (1,953), equivalent to 122 percent (80) of adjusted income.

The improved cash flow is mainly due to better planning and the follow-up of investments in operating assets, mainly in the European cash handling operations, as well as lower accounts receivable. The average number of outstanding account receivable days in the Group was 40 as of December 31, 2002 (46 days as of December 31, 2001). Security Services USA, for example, has reduced its outstanding account receivable days from 45 as of December 31, 2001 to 42 a year later.

Condensed statement of cash flow according to Securitas's financial model

MSEK	2002	2001	2000
Operating income before amortization of goodwill	**4,458.4**	**3,854.5**	**2,560.3**
Investments in fixed assets	–1,746.1	–1,764.3	–1,202.3
Reversal of depreciation (excl. amortization of goodwill)	1,493.5	1,377.2	942.2
Net investments in fixed assets	**–252.6**	**–387.1**	**–260.1**
Change in other operating capital employed	912.7	–103.0	–363.3
Operating cash flow	**5,118.5**	**3,364.4**	**1,936.9**
Net financial items	–782.3	–862.8	–489.4
Current taxes	–620.8	–548.3	–359.0
Free cash flow	**3,715.4**	**1,953.3**	**1,088.5**

Securitas's financial model is described on pages 16–18. Operating items are labeled in green, net debt-related items in red and goodwill, taxes and non-operating items in yellow. Items related to shareholders' equity are labeled in blue.

BALANCE SHEET

Capital employed and financing

The Group's operating capital employed was MSEK 4,891 (5,854), corresponding to 7 percent (9) of sales, adjusted for full year sales of acquired units. Acquisitions increased operating capital employed by MSEK 210 during the year. The provisioning for restructuring amounted to MSEK 54 (158) as of December 31, 2002.

The Group's total capital employed declined to MSEK 21,563 (24,536). Acquisitions increased consolidated goodwill by MSEK 1,500 during the year. The translation of foreign capital employed to Swedish kronor reduced the Group's capital employed by MSEK 2,449 during the year.

The Group's net debt amounted to MSEK 9,887 (12,583). Acquisitions during the year increased the Group's net debt by MSEK 1,710, of which purchase payments accounted for MSEK 1,560, assumed net debt for MSEK 46 and restructuring costs paid during the year for MSEK 104. The Group's net debt decreased by MSEK 1,075 during the year due to the translation of net debt in foreign currencies to Swedish kronor.

Shareholders' equity amounted to MSEK 11,663 (11,936). The translation of foreign assets and liabilities to Swedish kronor reduced shareholders' equity by MSEK 1,374 during the year.

Conversions of convertible debentures have increased the Group's shareholders' equity by MSEK 157, of which MSEK 2 pertains to share capital and MSEK 155 to restricted reserves. As a result of conversions, the number of outstanding shares increased by 1,974,585 to 363,055,906 as of December 31, 2002. The total number of shares after full conversion of all outstanding convertible loans is 382,473,261.

A dividend of MSEK 542 was paid to shareholders during the second quarter of 2002.

Interest expense for the year on outstanding convertible debenture loans amounted to MSEK 102 (14).

The net debt equity ratio was 0.85 (1.05).

The equity ratio was 31 percent (31).

For further information on the Group's financing and financial risks, refer to Note 2.

Condensed balance sheet according to Securitas's financial model

MSEK	2002	2001	2000
Operating capital employed	4,890.9	5,854.1	6,743.1
Goodwill	16,672.2	18,639.9	15,133.7
Shares in associated companies	–	42.4	602.6
Total capital employed	**21,563.1**	**24,536.4**	**22,479.4**
Net debt	9,886.8	12,582.6	12,418.7
Minority interests	13.2	17.5	1.5
Shareholders' equity	11,663.1	11,936.3	10,059.2
Total financing	**21,563.1**	**24,536.4**	**22,479.4**

Securitas's financial model is described on pages 16–18. Operating items are labeled in green, net debt-related items in red and goodwill, taxes and non-operating items in yellow. Items related to shareholders' equity are labeled in blue.

ACQUISITIONS

	Company	Division[1]	Annual sales[2]	Purchase price[3]	Enterprise value[4]	Goodwill[5]	Provisions for restructuring
Opening balance						***18,640***	***158***
	VNV Beveiliging	Security Services Europe	1,616	1,094	1,138	1,049	–
	Belgacom Alert Services	Direct Europe	265[6]	–	–	123	–
	Ausysegur	Cash Handling Services	–	155	155	39	–
	Loomis	Cash Handling Services	–	81	81	81	–
	Vision Security	Security Services Europe	82	32	41	33	3
	CGS	Security Services Europe	62	32	31	28	2
	Other acquisitions[7]		354	166	160	147	10
Total acquisitions January-December 2002			**2,379**	**1,560**	**1,606**	**1,500**	**15**
Amortization of goodwill/utilization of provisions for restructuring						–1,165	–104
Translation differences						–2,303	–15
Closing balance						**16,672**	**54**

[1] Refers to division with primary responsibility for acquisition.
[2] Estimated annual sales at the time of acquisition in SEK at the exchange rate then in effect.
[3] Price paid to seller.
[4] Purchase price plus assumed net debt.
[5] Total increase in the Group's goodwill including existing goodwill in acquired company.
[6] Of which Systems Europe consolidates MSEK 100.
[7] Alta Vaktservice – contract portfolio, Norway; contract portfolio, Denmark; Transval, France; Intersafe, Belgium; Prosecco, Belgium; ANBD, the Netherlands; Organización Fiel, Argentina (partial payment); Svensk schäferhundsvakt, Sweden; Salco, Spain; Elberg, Poland; Koetter Security Hungaria KFT, Hungary; P.A. Vagtservice, Denmark; Eagle Security, Canada; Förenade Vakt, Sweden; Garm Larmcentral, Sweden; Södra Norrlands Bevakning, Sweden; Protection One S.A., Switzerland; Länsi–Rannikon Telepiste, Finland; Securitas Werttransporte, Austria (partial payment).

Acquisitions have increased full year sales by MSEK 4,104, primarily due to Loomis, which was acquired in May 2001 and is included in acquired sales through May 2002, and to VNV in the Netherlands, which was acquired in January 2002. The acquisitions implemented in 2002 raise the Group's sales by approximately MSEK 2,379 on a full year basis and increase the Group's goodwill by MSEK 1,500, resulting in MSEK 97 in increased amortization of goodwill. Since all the acquisitions implemented in 2002 have not yet had their full year effect on sales and income, an additional MSEK 195 in sales and MSEK 20 in amortization of goodwill are expected to be added in 2003.

VNV – The Netherlands

In January 2002, Security Services Europe acquired VNV Beveiliging B.V. (VNV), headquartered in Amsterdam. VNV is the second largest security company in the Netherlands.

At the time of the acquisition, sales in VNV amounted to MSEK 1,616 (MEUR 174). For 2002, sales amounted to MSEK 1,683 (MEUR 184), with an operating margin of 11 percent. The purchase price based on income for 2001 amounted to MSEK 1,094 (MEUR 121), resulting in goodwill of MSEK 1,049 (MEUR 116) to be amortized over 20 years. No provisions for restructuring were made in connection with the acquisition. An additional purchase payment is expected to be paid during the second quarter of 2003. The acquisition affected the Group's income positively in 2002. Together with Securitas's previous operations, sales in the Netherlands amounted to MSEK 1,900 in 2002, on an annual basis.

Belgacom – Belgium, the Netherlands

In April 2001, Direct Europe signed an agreement with Belgacom S.A. to combine their small alarms operations in France and Benelux. Alert Services Holding (ASH) is mainly active in small alarm systems for homes and small businesses, with approximately 62,000 alarm connections in Belgium and the Netherlands.

The transaction is planned to be completed in three steps. In the first step, completed in 2001, Securitas contributed its Belgian alarm operations and received a 5 percent minority interest in ASH. In the second step, completed during the first quarter of 2002, Securitas transferred its French small alarms operations to ASH and secured a 72-percent majority holding in the company. These two steps did not involve any exchange of cash and no provisions for restructuring were made. Consolidated goodwill has increased by MSEK 123 as the units added to the Group through the transaction contain goodwill.

In the third step, Belgacom has an option from 2003 to sell its minority interest to Securitas, which in turn has an option from 2006 to buy Belgacom's minority share. The operations are included in the Securitas Group from March 1, 2002.

Ausysegur – Spain

As planned, Cash Handling Services Europe acquired the remaining 15 percent of the shares in Ausysegur of Spain on July 1, 2002. The purchase price amounted to MSEK 155, which gave rise to goodwill of MSEK 39. Ausysegur, which was originally acquired in 2000, had sales of MSEK 530 in that year from cash handling and security services. The total purchase price for Ausysegur amounted to MSEK 411 and total goodwill is MSEK 378. The acquisition has helped to create a strong, profitable cash handling business in Spain.

Loomis – USA

Due to good income growth in Loomis in the U.S., an additional income-based purchase payment of MSEK 81 was paid in November 2002. The resulting total purchase price for Loomis amounts to MSEK 1,618 (MUSD 173), including the 49 percent of the shares acquired through the purchase of Burns in 2000. Total goodwill in connection with the acquisition amounts to MSEK 2,756 (MUSD 262), including the local goodwill in Loomis at the time of acquisition.

Vision Security – Canada

In February 2002, Security Services Europe reached an agreement to acquire Vision Security and Investigations Inc. in Canada. Vision Security is active in Western Canada, has 450 employees and annual sales of MSEK 82 (MCAD 12).

The purchase price amounted to MSEK 32 (MCAD 5.0) and gave rise to goodwill of MSEK 33 (MCAD 5.5). Provisons for restructuring of MSEK 3 (MCAD 0.5) have been made. Following the acquisition, Securitas in Canada has sales of MSEK 1,021 (MCAD 167) on an annual basis.

CGS – Switzerland

In September, Protectas, part of Security Services Europe, reached an agreement to acquire 85 percent of CGS Customer Ground Services S.A. in Zurich, with annual sales of MSEK 62 (MCHF 10) and 100 employees. The company is active in security services, mainly document verification, at airports in Zurich, Geneva and Basle. The company has good growth and profitability.

The purchase price for 85 percent of the shares amounted to MSEK 32 (MCHF 5.1), which gave rise to goodwill of MSEK 28 (MCHF 4.6) to be amortized over ten years. Protectas has an option to buy the remaining 15 percent of the shares after 2004. The company is consolidated in the Securitas Group as of October 1, 2002 and contributed positively to the Group's results in 2002.

After the acquisition, Security Services Europe's annual sales in Switzerland amount to MSEK 594 (MCHF 95), with 1,000 employees.

SIGNIFICANT EVENTS

The events of September 11, 2001

A detailed account of developments surrounding the events of September 11, 2001 has been presented in press releases, the interim reports published since September 11 and the annual report for 2001.

All investigations of the events of September 11 continue to indicate that Globe in no way has been negligent in its actions or is otherwise at fault for the events. This was confirmed through the release of previously confidential Congressional testimony by the Director of the FBI.

Its current contract gives Globe the right to transfer claims for damages to the customer.

Globe is a separate operation and is a separate legal entity. Any liability for claims thus is limited to Globe's own ability to pay and the insurance protection available to it.

In November 2002, the U.S. Congress passed legislation that created a new cabinet-level Department of Homeland Security. The mission of the Department is to restructure and coordinate the nation's ongoing war on global terrorism in the wake of the September 11 attacks. Section 890 of the bill as passed (P.L. 107-296) restores the liability cap for eligible screening companies such as Securitas's subsidiary Globe Aviation Services. Under this legislation, any potential liability arising out of the terrorist events of September 11, 2001 would be limited to the amount of liability insurance coverage maintained.

Additional insurance coverage may be available to Globe for the events of September 11, 2001 through utilization of the Securitas Group's insurance coverage.

The applicability of this coverage is currently being investigated by Securitas and the insurance company in question. The resolution of this investigation will not have any financial impact on Securitas.

Together with American Airlines and other parties, Globe is a defendant in 36 lawsuits pertaining to the events of September 11, 2001. In 27 of these suits, other Securitas companies are named as defendants. In all the suits, a number of parties other than Globe and other Securitas companies are co-defendants. Twenty-nine suits pertain to persons who died and seven relate to damage to property and businesses owing to the events of September 11. Globe Aviation Services and the other companies in the Group named as defendants plan to challenge these suits.

None of the suits is expected to impact Securitas's business operations or financial position.

Incentive program for employees

In May 2002, a new incentive program was established for employees. More than 6,800 employees in 20 countries, including around 1,500 managers, have invested in the program, which was oversubscribed.

The total program amounts to MEUR 443.5. In accordance with the resolution of the Annual General Meeting, Securitas AB has issued four convertible loans of MEUR 110.9 each to an independent special purpose company, Securitas Convertible 2002 Holding S.A., in which employees have subscribed for shares.

The reference price for the Securitas share, determined by the average closing price during the period April 24–30, was set at SEK 186.90. The EUR-SEK exchange rate was set at SEK 9.23, which results in a conversion price of EUR 20.30 (0 percent premium) on the first convertible loan. The second, third and fourth tranches have a conversion price of EUR 24.30 (20 percent premium), EUR 28.40 (40 percent premium) and EUR 32.40 (60 percent premium). The conversion prices represent a market value for the convertible debenture loans. The program and the convertible debenture loans run until May 2007.

The dilution effect will be 4.75 percent of the share capital and 3.34 percent of the votes measured after full conversion of existing outstanding convertible debenture loans. The effective dilution is 3 percent adjusted for interest expenses.

Changes in Securitas's Group Management

On March 12, 2003, it was decided to implement changes in Securitas's Group Management. Following these changes Group Management consists of six persons. Included in Group Management are Thomas Berglund, President and Chief Executive Officer, Håkan Winberg, Executive Vice President and Chief Financial Officer, Santiago Galaz, Divisional President Security Services USA, Tore K. Nielsen, Divisional President Security Services Europe, Dick Seger, Divisional President Direct, Juan Vallejo, Divisional President Security Systems. Cash Handling Services is headed by Thomas Berglund, President and Chief Executive Officer.

THE GROUP'S DEVELOPMENT

2002 was a strong year for Securitas. Even without the extraordinary activities including the euro's introduction and the airport security operations in the U.S. and certain temporary sales effects after September 11, 2002 was a good year.

For 2003 a continued good volume and income development is expected in line with the 25-percent trend of the five-year vision. The first half of 2003 will be restrained by the restructuring of the Cash Handling operations in Germany and a somewhat slower development in the U.S., due to the current weak economy and political uncertainty. During the second half a stronger trend is expected.

PARENT COMPANY OPERATIONS

The Parent Company of the Group, Securitas AB, conducts no operations. Securitas AB contains only Group Management and support functions.

PROPOSED ALLOCATION OF EARNINGS

The Group's non-restricted shareholders' equity according to the consolidated balance sheet amounts to MSEK 3,839.4. No transfer to restricted shareholders' equity in the Group is required.

Funds in the Parent Company available for distribution:

Retained earnings	SEK 11,595,227,410
Net income for the year	SEK 722,465,092
Total	**SEK 12,317,692,502**

The Board of Directors and the President propose a dividend to the shareholders of:

SEK 2.00 per share	SEK 730,117,794
To be carried forward	SEK 11,587,574,708
Total	**SEK 12,317,692,502**

CONSOLIDATED STATEMENT OF INCOME

MSEK	NOTE	2002	2001	2000
Sales, continuing operations		61,580.8	47,999.5	27,445.5
Sales, acquired business		4,104.5	12,364.1	13,361.0
Total sales	4, 5	**65,685.3**	**60,363.6**	**40,806.5**
Production expenses	6, 8	–50,625.0	–46,601.1	–31,455.6
Gross income		**15,060.3**	**13,762.5**	**9,350.9**
Selling and administrative expenses	6, 8	–10,601.9	–9,908.0	–6,790.6
Amortization of goodwill	13	–1,164.5	–1,089.8	–707.4
Operating income	7	**3,293.9**	**2,764.7**	**1,852.9**
Financial income and expenses	9	–782.3	–892.2	–514.2
Share in income of associated companies	9	–	29.4	24.8
Income before taxes		**2,511.6**	**1,901.9**	**1,363.5**
Taxes	10	–997.0	–718.3	–512.0
Minority share in net income		–28.8	–0.9	–0.2
Net income for the year		**1,485.8**	**1,182.7**	**851.3**
Interest expense for convertible loans, net 28% tax		73.7	10.2	20.9
Income used in data per share calculation		1,559.5	1,192.9	872.2
Average number of shares		362,068,889	358,098,487	356,318,317
Average number of shares after full conversion		376,689,957	365,123,348	365,123,348
Earnings per share after full taxes (SEK)		**4.31**	**3.33**	**2.45**
Earnings per share after full taxes, after full conversion (SEK)		**4.14**	**3.27**	**2.39**

SECURITAS'S FINANCIAL MODEL – STATEMENT OF INCOME

MSEK	2002	2001	2000
Sales, continuing operations	61,580.8	47,999.5	27,445.5
Sales, acquired business	4,104.5	12,364.1	13,361.0
Total sales	**65,685.3**	**60,363.6**	**40,806.5**
Organic sales growth, %	*8*	*7*	*6*
Production expenses	–50,625.0	–46,601.1	–31,455.6
Gross income	**15,060.3**	**13,762.5**	**9,350.9**
Gross margin, %	*22.9*	*22.8*	*22.9*
Expenses for branch offices	–5,344.6	–5,377.0	–3,663.1
Other selling and administrative expenses	–5,257.3	–4,531.0	–3,127.5
Total expenses	**–10,601.9**	**–9,908.0**	**–6,790.6**
Operating income before amortization of goodwill	**4,458.4**	**3,854.5**	**2,560.3**
Operating margin, %	*6.8*	*6.4*	*6.3*
Amortization of goodwill	–1,164.5	–1,089.8	–707.4
Operating income after amortization of goodwill	**3,293.9**	**2,764.7**	**1,852.9**
Net financial items	–782.3	–862.8	–489.4
Income before taxes	**2,511.6**	**1,901.9**	**1,363.5**
Taxes	–997.0	–718.3	–512.0
Minority share in net income	–28.8	–0.9	–0.2
Net income for the year	**1,485.8**	**1,182.7**	**851.3**

Securitas's financial model is described on pages 16–18. Operating items are labeled in green, net debt-related items in red and goodwill, taxes and non-operating items in yellow. Items related to shareholders' equity are labeled in blue.

MSEK	NOTE	2002	2001	2000
Operations				
Operating income		3,293.9	2,764.7	1,852.9
Reversal of depreciation (including amortization of goodwill)	8, 13	2,658.0	2,467.0	1,649.6
Net financial items		–782.3	–862.8	–489.4
Current taxes	10	–620.8	–548.3	–359.0
Change in other operating capital employed		912.7	–103.0	–363.3
Cash flow from operations		**5,461.5**	**3,717.6**	**2,290.8**
Investing activities				
Investments in fixed assets		–1,746.1	–1,764.3	–1,202.3
Acquisition of subsidiaries	11	–1,605.8	–2,651.6	–10,466.1
Payments from provisions for restructuring		–103.9	–349.9	–435.1
Other		–	–	–43.1
Cash flow from investing activities		**–3,455.8**	**–4,765.8**	**–12,146.6**
Financing activities				
Dividend paid	20	–542.0	–427.6	–356.3
Conversion of convertible debenture loans	20	157.0	378.7	–
Securitization		0.5	2,380.5	–
Change in interest-bearing net debt excluding liquid assets		414.0	–2,452.7	8,885.2
Cash flow from financing activities		**29.5**	**–121.1**	**8,528.9**
Cash flow for the year		**2,035.2**	**–1,169.3**	**–1,326.9**
Liquid assets at beginning of year		978.6	2,024.6	3.244.8
Translation differences on liquid assets		–162.6	123.3	106.7
Liquid assets at year-end	12	**2,851.2**	**978.6**	**2,024.6**

Change in interest-bearing net debt in 2002

	Opening balance 2002	Cash flow for the year	Change in loans	Translation differences	Closing balance 2002
Liquid assets	978,6	2,035.2	–	–162.6	2,851.2
Other net debt	–13,561.2	–	–414.0	1,237.2	–12,738.0
Interest-bearing net debt	**–12,582.6**	**2,035.2**	**–414.0**	**1,074.6**	**–9,886.8**

SECURITAS'S FINANCIAL MODEL - STATEMENT OF CASH FLOW

MSEK	2002	2001	2000
Operating income before amortization of goodwill	**4,458.4**	**3,854.5**	**2,560.3**
Investments in fixed assets	–1,746.1	–1,764.3	–1,202.3
Reversal of depreciation (excluding amortization of goodwill)	1,493.5	1,377.2	942.2
Net investments in fixed assets	**–252.6**	**–387.1**	**–260.1**
Change in other operating capital employed	912.7	–103.0	–363.3
Operating cash flow	**5,118.5**	**3,364.4**	**1,936.9**
Operating cash flow as % of operating income before amortization of goodwill	*115*	*87*	*76*
Net financial items	–782.3	–862.8	–489.4
Current taxes	–620.8	–548.3	–359.0
Free cash flow	**3,715.4**	**1,953.3**	**1,088.5**
Free cash flow as % of adjusted income	*122*	*80*	*64*
Acquisition of subsidiaries	–1,605.8	–2,651.6	–10,466.1
Payments from provisions for restructuring	–103.9	–349.9	–435.1
Other	–	–	–43.1
Cash flow from financing activities	29.5	–121.1	8,528.9
Cash flow for the year	**2,035.2**	**–1,169.3**	**–1,326.9**

Securitas's financial model is described on pages 16–18. Operating items are labeled in green, net debt-related items in red and goodwill, taxes and non-operating items in yellow. Items related to shareholders' equity are labeled in blue.

MSEK	NOTE	2002	2001	2000
ASSETS				
Fixed assets				
Goodwill	13	16,672.2	18,639.9	15,133.7
Other intangible fixed assets	14	263.0	295.4	285.3
Buildings and land	15	1,227.0	1,454.5	961.7
Machinery and equipment	15	4,029.5	3,727.7	2,730.1
Shares in associated companies	16	–	42.4	602.6
Deferred tax assets	10	1,691.6	2,295.0	1,654.6
Interest-bearing financial fixed assets		147.3	83.9	97.8
Other long-term receivables	17	1,042.6	1,190.0	1,563.2
Total fixed assets		**25,073.2**	**27,728.8**	**23,029.0**
Current assets				
Inventories		422.7	417.1	302.7
Accounts receivable		6,759.5	7,656.5	8,179.5
Other current receivables	18	2,370.4	2,294.3	1,408.4
Short-term investments	19	2,094.6	308.3	1,482.7
Cash and bank deposits	19	756.6	670.3	541.9
Total current assets		**12,403.8**	**11,346.5**	**11,915.2**
TOTAL ASSETS		**37,477.0**	**39,075.3**	**34,944.2**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity	20			
Restricted equity				
Share capital		363.1	361.1	356.3
Restricted reserves		7,460.6	8,091.2	7,414.0
Total restricted equity		**7,823.7**	**8,452.3**	**7,770.3**
Non-restricted equity				
Non-restricted reserves		2,353.6	2,301.3	1,437.6
Net income for the year		1,485.8	1,182.7	851.3
Total non-restricted equity		**3,839.4**	**3,484.0**	**2,288.9**
Total shareholders' equity		**11,663.1**	**11,936.3**	**10,059.2**
Minority interests		**13.2**	**17.5**	**1.5**
Provisions	22			
Provisions for pensions and similar commitments		34.8	33.6	24,9
Deferred tax liability	10	493.2	528.5	369,2
Other provisions		1,940.7	2,600.8	1.758,0
Total provisions		**2,468.7**	**3,162.9**	**2.152,1**
Long-term liabilities	23			
Long-term convertible debenture loans	21	3,996.2	321.3	700,0
Other long-term loan liabilities		7,401.3	11,081.6	6.343,8
Other long-term liabilities		231.2	352.8	313,5
Total long-term liabilities		**11,628.7**	**11,755.7**	**7.357,3**
Current liabilities				
Short-term convertible debenture loan	21	164.4	–	–
Other short-term loan liabilities	24	1,288.6	2,208.6	7.472,4
Accounts payable		1,336.5	1,698.8	1.318,1
Other current liabilities	25	8,913.8	8,295.5	6.583,6
Total current liabilities		**11,703.3**	**12,202.9**	**15.374,1**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**37,477.0**	**39,075.3**	**34.944,2**
Pledged assets	26	84.9	39.3	31.4
Contingent liabilities	27	162.4	493.7	463.2

SECURITAS'S FINANCIAL MODEL – CAPITAL EMPLOYED AND FINANCING

MSEK	2002	2001	2000
Operating capital employed			
Other intangible fixed assets	263.0	295.4	285.3
Buildings and land	1,227.0	1,454.5	961.7
Machinery and equipment	4,029.5	3,727.7	2,730.1
Inventories	422.7	417.1	302.7
Accounts receivable	6,759.5	7,656.5	8,179.5
Other current receivables	2,370.4	2,294.3	1,408.4
Deferred tax assets	1,691.6	2,295.0	1,654.6
Other long-term receivables	1,042.6	1,190.0	1,563.2
Total assets	**17,806.3**	**19,330.5**	**17,085.5**
Deferred tax liability	493.2	528.5	369.2
Other provisions	1,940.7	2,600.8	1,758.0
Other long-term liabilities	231.2	352.8	313.5
Accounts payable	1,336.5	1,698.8	1,318.1
Other current liabilities	8,913.8	8,295.5	6,583.6
Total liabilities	**12,915.4**	**13,476.4**	**10,342.4**
Total operating capital employed	**4,890.9**	**5,854.1**	**6,743.1**
Goodwill	16,672.2	18,639.9	15,133.7
Shares in associated companies	–	42.4	602.6
Total capital employed	**21,563.1**	**24,536.4**	**22,479.4**
Operating capital employed as % of sales	*7*	*9*	*13*
Return on capital employed, %	*21*	*16*	*12*
Net debt			
Interest-bearing financial fixed assets	147.3	83.9	97.8
Short-term investments	2,094.6	308.3	1,482.7
Cash and bank deposits	756.6	670.3	541.9
Total interest-bearing assets	**2,998.5**	**1,062.5**	**2,122.4**
Provisions for pensions and similar commitments	34.8	33.6	24.9
Long-term convertible debenture loans	3,996.2	321.3	700.0
Other long-term loan liabilities	7,401.3	11,081.6	6,343.8
Short-term convertible debenture loan	164.4	–	–
Other short-term loan liabilities	1,288.6	2,208.6	7,472.4
Total interest-bearing liabilities	**12,885.3**	**13,645.1**	**14,541.1**
Total net debt	**9,886.8**	**12,582.6**	**12,418.7**
Net debt equity ratio, multiple	*0.85*	*1.05*	*1.23*
Minority interests	**13.2**	**17.5**	**1.5**
Shareholders' equity			
Share capital	363.1	361.1	356.3
Restricted reserves	7,460.6	8,091.2	7,414.0
Non-restricted reserves	2,353.6	2,301.3	1,437.6
Net income for the year	1,485.8	1,182.7	851.3
Total shareholders' equity	**11,663.1**	**11,936.3**	**10,059.2**
Total financing	**21,563.1**	**24,536.4**	**22,479.4**

Securitas's financial model is described on pages 16–18. Operating items are labeled in green, net debt-related items in red and goodwill, taxes and non-operating items in yellow. Items related to shareholders' equity are labeled in blue.

NOTE 1 ACCOUNTING PRINCIPLES

Securitas's annual report has been prepared in accordance with the Annual Accounts Act and the recommendations of the Swedish Financial Accounting Standards Council and the pronouncements of the Swedish Emerging Issues Task Force. The new recommendations from the Swedish Financial Accounting Standards Council that took effect on January 1, 2002 are applied in this annual report. Their application has not necessitated the restatement of previous years.

Reference to notes in the accounting principles refers to notes which provide further disclosures and comments over and above information in the statement of income, statement of cash flow and balance sheet.

Scope of the consolidated financial statements

The consolidated financial statements include the Parent Company, Securitas AB, and all companies in which Securitas AB, directly or indirectly, owns more than 50 percent of the voting rights.

Purchase method of accounting (Note 36)

The consolidated financial statements are prepared in accordance with the purchase method of accounting, which means that the purchase values of shares in subsidiaries, including estimated shares of untaxed reserves, are eliminated against their equity at the time of acquisition. The estimated tax liability from untaxed reserves in acquired companies is carried in Provisions in accordance with the percentage applicable in each country. Equity in the acquired company is determined based on a market valuation of assets and liabilities at the time of acquisition. To the extent action programs that directly follow an acquisition result in future expenses, they are reported as an appropriation to provisions for restructuring. When the cost of the shares in the acquired subsidiary exceeds the market value of the acquired company's net assets, consolidated goodwill arises. With this method, only the portion of equity in subsidiaries created after the time of acquisition is included in consolidated shareholders' equity. The consolidated statement of income includes companies acquired during the year from the time of acquisition. Companies sold during the year are excluded from the time of sale.

Shares in associated companies (Note 16 and Note 37)

Companies in which the Group's holding is at least 20 percent of the voting rights and where it can be said to have a significant influence are accounted for according to the equity accounting method. The share in income of associated companies is included in the consolidated statement of income in income before taxes. In cases where the cost of shares in an associated company exceeds the share of equity in the acquired company at the time of acquisition, the difference, after analysis of the nature of the surplus value, has been amortized according to the same principles as consolidated goodwill and has been charged against the item Share in income of associated companies. The share in the income taxes of associated companies is included in the Group's tax expense. In the consolidated balance sheet, shareholdings in associated companies are accounted for at cost, adjusted for dividends and the share in income after the date of acquisition. In determining the equity value, untaxed reserves have been allocated to shareholders' equity after deduction of estimated tax liabilities.

Joint ventures (Note 3)

The proportional method is applied to joint ventures where there is a shared controlling interest. According to this method, all statement of income and balance sheet items are carried in the consolidated statement of income and balance sheet in proportion to ownership.

Restatement of foreign subsidiaries (Note 20)

The accounts of all foreign subsidiaries, which are considered independent foreign operations, have been translated into Swedish kronor in accordance with the current rate method. Each month's statement of income is translated using the exchange rate prevailing on the last day of the month. This means that income for each month is not affected by foreign exchange fluctuations during subsequent periods.

Balance sheet items are translated using year-end exchange rates. Restatement differences arising in the translation of balance sheets are carried directly to shareholders' equity and thus do not affect income for the year. The restatement difference arising because statements of income are translated using average rates, while balance sheets are translated using year-end rates, is carried directly to non-restricted shareholders' equity.

Where loans have been raised to reduce the Group's foreign exchange/translation exposure in foreign net assets, exchange rate differences on such loans are offset against exchange rate differences arising in the translation of net foreign assets.

Transactions between Group companies (Note 29)

Pricing of deliveries among Group companies is determined using normal business principles. Intra-Group receivables and liabilities as well as transactions between Group companies and the internal income that results are eliminated.

Revenue recognition

The Group's revenue is generated from various types of security services and the sale of alarm products. Revenue from security services is reported in the period in which it is earned. Alarm installations are recognized in revenue in pace with their degree of completion, in accordance with the percentage of completion method. According to this method, revenue, expenses and income are reported in the period in which the work was implemented. The determination of how large a percentage of alarm installations can be recognized in revenue is based on the time incurred in relation to the total estimated time.

Taxes (Note 10)

Provisions are made for all taxes that are expected to be levied on income for the year, including deferred tax. Deferred tax is calculated in accordance with the liability method. Deferred tax is based on net changes in temporary differences between the book value and taxable value of assets and liabilities. The calculation of deferred tax liabilities and deferred tax claims is reported in the same way that the underlying transactions were reported at year-end and refers to all taxable temporary differences, provided it does not pertain to non-deductible goodwill or subsidiary shares. Anticipated tax rates are applied in the years that the temporary differences are likely to be reversed.

A deferred tax asset is reported when it is expected that sufficient taxable income will arise against which the deferred tax asset can be offset. Deferred tax assets are valued at year-end, and any previously unvalued deferred tax asset is reported when it is expected that it can be utilized or is reduced when it is expected that it cannot be utilized wholly or in part against future taxable income.

Current taxes and deferred taxes are reported directly against shareholders' equity if the underlying transaction or event is reported directly against shareholders' equity in the period or previous period if it pertains to an adjustment of an opening balance of retained earnings due to a change in accounting principle or with regard to exchange rate differences in the translation of the balance sheets of foreign subsidiaries that are reported against shareholders' equity.

Provisions are allocated for estimated taxes on dividends from subsidiaries to the Parent Company in the subsequent year. In the note details are provided on deferred tax liabilities that can be expected to arise on the remaining disposable income in subsidiaries.

Statement of cash flow

The statement of cash flow is prepared in accordance with the indirect method. The format of the statement of cash flow has been changed since the previous year, so that investments in fixed assets are now reported under Cash flow from investing activities. Furthermore, Change in interest-bearing net debt is included under Cash flow from financing activities. Previously, Change in interest-bearing net debt excluding liquid assets was a separate section of the statement of cash flow. Liquid assets comprise Cash and bank deposits and Short-term investments, which is a change compared to previous years, when liquid assets comprised only Cash and bank deposits.

Net financial items and Current taxes are carried at the same amounts as in the statement of income, with the difference between the cash flow effect and the amount in the statement of income included in the line Change in other operating capital employed.

Receivables and liabilities in foreign currency

In preparing the financial statements of individual companies, receivables and liabilities in foreign currency are translated using the year-end exchange rate.

Where the payment exchange rate for commercial receivables and liabilities has been hedged through a forward transaction, the forward rate is used. The premium or discount on the contract, which is the difference between the forward rate and the spot rate at the time of the contract, is reported in operating income.

Goodwill (Note 13)

In cases where the cost of the shares in an acquired subsidiary exceeds the acquired equity according to an analysis performed at the time of acquisition, goodwill arises. Goodwill is reported in the balance sheet at cost less accumulated amortization according to plan and possible write-down. Consolidated goodwill is amortized at 5 to 20 percent annually, depending on the type of acquired goodwill. Goodwill in smaller acquisitions that are largely integrated into existing organizational structures is amortized at 20 percent annually. Goodwill in well-established companies with independent, well-known brands is amortized at a rate of 10 percent annually. Goodwill in strategic acquisitions of companies with an established market position and infrastructure with an estimated life in excess of 20 years is amortized at 5 percent annually. All amortization is on a straight-line basis. The need for write-downs is evaluated on a continuous basis, and any write-downs are reported separately.

Other fixed assets (Notes 14–15 and Notes 34–35)

Intangible and tangible fixed assets are reported on the asset side of the balance sheet at cost less deduction for accumulated amortization and depreciation according to plan.

Depreciation and amortization is based on an asset's historical cost and is written off systematically over its estimated economic life. Straight-line depreciation is used for all types of assets as follows:

Intangible assets	5–25 percent
Machinery and equipment	10–25 percent
Buildings and land improvements	1.5–4 percent
Land	0 percent

Leasing contracts (Note 6)

When a leasing contract means that the Group, as the lessee, essentially derives the economic benefits and bears the economic risks attributable to the leased asset, so-called financial leasing, the asset is reported as a fixed asset in the consolidated balance sheet. The corresponding obligation to pay leasing fees in the future is reported as a liability. In the consolidated statement of income, leasing is split into depreciation and interest. The Group has no financial leasing contracts in which it is the lessor.

Operational leasing contracts where the Group is the lessee are reported in the statement of income as an operating expense. In cases where the Group is the lessor, revenue is reported as sales in the period during which lease remains in effect. Depreciation is reported in operating income.

Accounts receivable

Accounts receivable are reported net after provision for probable bad debts. Payments received in advance are reported under Other current liabilities.

Accounts receivable that have been securitized through their sale are not reported as receivables in the balance sheet. Provisions are made for anticipated bad debts in accordance with the same principles as for accounts receivable and reduce the accounts receivable that can be securitized.

Inventories

Inventories are valued at the lower of cost and market at year-end according to the FIFO (first-in, first-out) method. A due deduction for obsolescence has been made.

Short-term investments (Note 19 and Note 39)

Short-term investments are reported according to the lower of cost or market principle if they pertain to negotiable securities and at cost for bank deposits.

Bond loans in issue (Note 23)

Bond loans in issue are reported at amortized cost, by which is meant the present value of future payments discounted by the effective historical rate of interest at the time of issue.

Commercial paper in issue (Note 24 and Note 25)

Commercial paper is issued as part of a short-term Swedish commercial paper program and reported under Other short-term loan liabilities at the original settlement value. Accrued interest is reported under Accrued interest expenses using a straight line method of valuation. Due to the short tenor of issued commercial paper, the difference is insubstantial for accrued interest estimated with a straight line method compared with accrued interest with a discounted valuation.

Derivatives (Note 2)

Loan receivables and loan liabilities hedged through forward currency contracts are valued at the spot rate on the day the hedge was entered into. Forward premiums and discounts, i.e. the difference between the forward rate and the spot rate, are reported as interest.

Interest rate derivatives are used only for hedging purposes and reported through the deferral of unrealized gains and losses, so-called deferral hedge accounting. As a result, the Group's gain or loss from interest rate derivatives comprises only interest income and interest expenses based on actual cash flows from interest rate derivatives. Option premiums paid are expensed over the term of the hedged position and reported as interest expenses.

Claim reserves (Note 22)

Claim reserves are established based on a combination of case reserves, which represent claims reported, and IBNR reserves, which represent claims Incurred But Not Reported. Actuarial calculations are performed quarterly to assess the adequacy of the ending reserves based on open claims and historical IBNR.

Exchange rates used in the consolidated financial statements 2000-2002

Country	Currency		Weighted average 2002	Dec 2002	Weighted average 2001	Dec 2001	Weighted average 2000	Dec 2000
Norway	NOK	100	122.24	125.95	115.73	118.35	104.59	107.15
Denmark	DKK	100	122.92	123.75	124.86	126.65	113.66	118.70
Finland	FIM	100	–	–	156.40	158.50	142.62	148.96
Germany	DEM	100	–	–	475.55	481.58	433.27	452.86
France	FRF	100	–	–	141.70	143.60	129.26	135.02
Great Britain	GBP	1	14.51	14.15	15.06	15.48	14.00	14.22
Spain	ESP	100	–	–	5.59	5.66	5.10	5.32
Switzerland	CHF	100	622.97	632.34	616.98	636.00	545.10	581.35
Austria	ATS	100	–	–	67.64	68.45	61.56	64.37
Portugal	PTE	100	–	–	4.64	4.70	4.23	4.42
Belgium	BEF	100	–	–	23.04	23.35	21.03	21.96
Netherlands	NLG	100	–	–	422.09	427.41	390.83	401.91
Hungary	HUF	100	3.76	3.90	3.63	3.82	3.25	3.24
Poland	PLN	1	2.36	2.30	2.55	2.69	2.13	2.30
Estonia	EEK	1	0.58	0.59	0.59	0.60	0.54	0.57
Czech Republic	CZK	1	0.30	0.29	0.28	0.29	0.24	0.25
USA	USD	1	9.64	8.83	10.44	10.58	9.39	9.54
Canada	CAD	1	6.13	5.63	6.72	6.69	6.24	6.36
Mexico	MXN	1	0.99	0.86	1.12	1.17	0.97	0.99
Argentina	ARS	1	3.05	2.61	10.54	10.59	–	–
	EUR	1	9.15	9.19	–	–	–	–

NOTE 2 FINANCIAL RISKS AND RISK MANAGEMENT

Interest rate risks

Interest rate risk is the risk that the Group's net income will be affected by changes in market interest rates. Since income is tied to annual contracts and usually follows each country's economic development and inflation rate, interest rate risks are minimized through short fixed interest rate periods, on average around 1.5 years. A strong cash flow, i.e. the ability to repay outstanding loans within short periods of time, leads to a preference for short interest rate fixing periods. Short interest rate fixing periods are deemed to minimize the Group's interest expenses in the long term.

The Group's interest coverage ratio may never fall below 3.0; the objective is 6.0. Per December 31, 2002 the interest coverage ratio was 5.3.

The ratio of the Group's net debt to shareholders' equity, may never exceed 1.35. The long-term strategy is to operate with a net debt equity ratio, measured by balance sheet value, of around 0.8–1.0. Per December 31, 2002 the net debt equity ratio was 0.85. Adjusted for securitization, which is an off-balance-sheet form of financing, the net debt equity ratio was 1.02.

Per December 31, 2002 the average interest rate fixing period on the Group's net debt was 724 days. Approximately 30 percent of net debt carries a fixed interest rate period.

The Group utilizes financial instruments such as interest rate swaps to switch from variable to fixed interest rates or vice versa and thereby shift the interest rate fixing period on net debt in a favorable direction.

Table 1 shows a distribution of net debt by currency, interest rate fixing period, interest expense and sensitivity to interest rate fluctuations.

Foreign currency risks

Financing of foreign assets – translation risk

Securitas's foreign capital employed per December 31, 2002 amounted to MSEK 20,339. Capital employed is financed by loans in local currency and shareholders' equity. This means that Securitas, from a Group perspective, has shareholders' equity in foreign currency that is exposed to changes in exchange rates. Because of this exposure, a translation risk can arise, since unfavorable changes in exchange rates could have a negative effect on the Group's foreign net assets when translated to SEK. However, Securitas has established a long-term presence in the countries in question and intends to develop these operations, which makes it important to have equity in foreign currency. From a financing perspective, it is more important that the Group's net debt equity ratio is not affected by changes in exchange rates. By keeping the net debt equity ratio in its most important currencies, USD and EUR, at about the same level as the Group's total net debt equity ratio, the Group achieves a level of protection for this ratio against currency fluctuations. Adjustments in various currencies are made by using derivatives.

Table 2, Capital employed and financing per currency, shows how the Group's capital employed is distributed by currency and its financing.

The consolidated statement of income is affected by the translation to SEK of the statements of income of foreign subsidiaries. Since these subsidiaries essentially operate only in local currency and their competitive situation is not affected by changes in exchange rates – and since the Group as a whole is geographically diversified – this exposure is not hedged.

Transaction risk

Transaction risk is the risk that the Group's net income will be affected by changes in the value of commercial flows in foreign currencies due to fluctuating exchange rates. The exposure arises from the export and import of goods and components in the security systems operations and payments of central insurance premiums. The size of the exposure, as indicated in Table 3, Transaction exposure, is limited. Hedging is done on a continuous basis over the course of the year for the export and import business. Insurance premiums are hedged as soon as they are known. An average of six months of flows is hedged.

Table 3. Transaction exposure

	Net equivalent value in MSEK
EUR	13
GBP	–62
NOK	–8
CHF	8
Other currencies	–17
Total	**–66**

Table 1. Distribution of net debt by currency

Currency	Size, MSEK	% of total	Average interest duration	Interest cost, %	Effect for the next 12 month period if interest rates change +1%	–1%
EUR	3,808	39	187	3.97	4.79	3.49
USD	4,731	48	1,419	6.36	6.54	6.14
SEK	827	8	–407	5.51	5.09	3.47
Other	521	5	23	5.15	6.15	4.15
Subtotal	**9,887**	**100**	**724**	**5.30**	**5.72**	**4.79**
Securitization			30	1.82	2.82	0.82
Total			**607**	**4.72**	**5.24**	**4.13**

Table 2. Capital employed and financing by currency

	EUR	USD	Other currencies	Total foreign currencies	SEK	Group total
Capital employed	8,347	9,914	2,078	20,339	1,224	21,563
Net debt	3,808	4,731	521	9,060	827	9,887
Minority interests	0	0	–3	–3	16	13
Net exposure	4,539	5,183	1,560	11,282	381	11,663
Net debt equity ratio	*0.84*	*0.91*	*0.33*	*0.80*	*2.17*	*0.85*

Financing risk

The Group's short-term liquidity is ensured by maintaining a liquidity reserve (cash, bank deposits, short-term investments and the unutilized portion of committed credit facilities), which should correspond to a minimum of five percent of consolidated annual sales.

Per December 31, 2002 the short-term liquidity reserve corresponded to 14 percent of the Group's annual sales.

The Group's long-term financing risk is minimized by ensuring that the level of long-term financing (shareholders' equity, convertible debenture loans with maturities of at least one year, long-term committed loan facilities and long-term bond loans) at least matches the Group's capital employed. Per December 31, 2002 long-term financing corresponded to 141 percent of the Group's capital employed.

Long-term financing of the Group should be well balanced among different sources and structured in a way that the Group's five-year vision can be fulfilled. The aim is that long-term committed loan facilities and long-term bond loans should have an average maturity of more than three years. Per 31 December, 2002 the average maturity was three years.

Table 4, Maturity structure of committed loan facilities, shows the maturity structure of the Group's committed loan facilities per December 31, 2002.

Table 4. Maturity structure of committed loan facilities

Maturity	1 yr.	2–3 yrs.	3–4 yrs.	4–5 yrs.	>5 yrs.	Total
Amount, MSEK	3,194	3,677	3,217	4,077	4,596	18,761

Long-term committed loan facilities consist of a MEUR 400 Multicurrency Revolving Credit Facility established in 1999 with a syndicate of international banks and maturing in December 2004. Securitas also has bilateral committed credit limits with three Swedish banks amounting to MEUR 300 and renewed annually for a period of 12 months.

Within the framework of its employee incentive program established in May 2002, Securitas issued four convertible debenture loans totaling MEUR 443.5 and maturing in May 2007. The loans were issued to a special purpose company in Luxembourg, Securitas Employee Convertible 2002 Holding S.A., in which employees have subscribed for shares. This company has also raised a long-term syndicated bank loan of MEUR 400 from a consortium of international banks. The loan matures in May 2007.

Securitas also has a Euro Medium Term Note Program with a maximum limit of MEUR 1,500 under which public and private funding can be raised in the international capital markets. Per December 31, 2002 there were two outstanding bond loans: a MEUR 350 Eurobond maturing in January 2006 and a MEUR 500 Eurobond issue maturing in March 2008. Both loans are listed on the Luxembourg Stock Exchange.

In June 2001, the Security Services USA division entered into a securitization of accounts receivable totaling MUSD 225 (MSEK 1,989 per 2002; MSEK 2,381 per 2001). This has given Securitas access to a new source of short-term financing at competitive prices.

In January 2002, Securitas established a short-term Swedish commercial paper program with three Swedish banks in the amount of MSEK 5,000. The objective was to obtain access to short-term financing at competitive prices.

In combination with the Securitas's strong cash flow, these sources of financing provide liquidity on a short- and long-term basis as well as flexibility to finance the Group's operations.

Rating

In order to access international debt capital markets in an effective manner, Securitas has obtained long-term credit ratings from both Standard & Poor's and Moody's. The rating from Standard & Poor's is BBB+ and the rating from Moody's is Baa1. In January 2002, a Swedish short-term rating of K-1 was announced by Standard and Poor's.

Credit/Counterparty risk

Investments of liquid funds may only be made in government paper or with banks with a high official credit rating. This also applies to the use of derivatives to manage financial risks.

NOTE 3 TRANSACTIONS WITH AFFILIATED PARTIES

Benefits for Directors and Senior Management

Principles

The Chairman of the Board and Directors receive fees in accordance with the decision of the Annual General Meeting. No separate fees are paid for committee work. Employee representatives do not receive directors' fees.

The compensation paid to the President and CEO and other members of Group Management consists of a base salary, variable bonus and pension. For the President and CEO, the variable bonus is maximized at 150 percent of his base salary. For the other members of Group Management, the bonus is maximized at 50–125 percent of their base salaries. The variable bonus is based on performance relative to earnings objectives.

The Board has also formed a remuneration committee to deal with all issues regarding salaries, bonuses, options and other forms of compensation for Group Management as well as other management levels if the committee so decides. The committee presents its proposals to the Board, which can then make its decision. The members of this committee are Gustaf Douglas (chairman), Berthold Lindqvist and President and CEO Thomas Berglund (Thomas Berglund will not participate in discussions involving his own compensation). The committee held its first meeting during the first quarter of 2003.

Remuneration

Board of Directors

For the 2002 financial year, Chairman Melker Schörling received a director's fee of MSEK 0.5 (0.5). The other Directors received a director's fee of MSEK 1.4 (1.4) to be distributed among the Directors according to the decision by the Board of Directors. The Board of Directors has no pension benefits or severance agreement.

President and Chief Executive Officer

For the 2002 financial year, President and CEO Thomas Berglund received a salary equivalent to MSEK 7.7 (5.0) and a bonus equivalent to MSEK 8.0 (7.6).

If the employment is terminated by the Company, the President and CEO is entitled to severance pay equivalent to 12 months' salary as well as the earned value of his long-term bonus (see below). The President and CEO has no pension benefits.

Other members of Group Management

The other members of Group Management, consisted 2002 of nine persons (six Executive Vice Presidents of Securitas AB – Amund Skarholt, Håkan Winberg, Tore K. Nilsen, Juan Vallejo, Santiago Galaz and Don Walker – and Dick Seger, Björn Lohne and James B. Mattly), received salaries of MSEK 45.3 (43.6) during financial year 2002, along with bonuses of MSEK 53.9 (19.9). A former member of Group Management received salaries and severance pay of MSEK 13.1 during the financial year.

In other respects, members of Group Management are entitled to pension benefits in accordance with the ITP plan or its equivalent in their home country, benefit- or contribution-based. Pension costs for other members of Group Management amounted to MSEK 5.0. If the employment is terminated by the Company, the members of Group Management have the right to severance pay equivalent to 12–24 months' salary as well as the earned portion of long-term bonuses (see below) and any pension benefits.

Incentive program

Long-term bonus program

In 1998, the President and CEO reached agreement with the Board of Directors on a long-term bonus program based on the market performance of the Securitas share. After consultation with a number of institutional investors, this program was discontinued in 1999 and the balance was transferred to a single-premium insurance policy. Securitas has incurred no further expenses in this respect. The value of this policy corresponds to 1,222,709 Securitas shares and can be paid out no earlier than June 30, 2006, provided that the President and CEO remains in his position at least until December 31, 2004. If the President and CEO remains in his position beyond year-end 2004, the value of the insurance will be calculated 18 months after his employment ends. The bonus reserve and insurance policy in respect of the President and CEO amounts to MSEK 147.0 (147.0).

Of the other members of Group Management, Amund Skarholt, Håkan Winberg, Juan Vallejo and Tore K. Nilsen have the same type of insurance agreement as the President and CEO. On January 31, 2003, Amund Skarholt and Håkan Winberg each received a final payment of MSEK 55.8 for the 1998 bonus program, corresponding in total value to 813,412 Securitas shares in accordance with the agreement valued at the average share price during the period July 1 to December 31, 2002. The amount includes Securitas's costs for employers' contributions. The payment corresponds to the insurance compensation received by Securitas and thus does not affect the Group's income. Provided that Tore K. Nilsen and Juan Vallejo remain employed by Securitas at least until December 31, 2003, the value of this policy, corresponding to 554,364 Securitas shares, will be paid out in January 2004. The bonus reserve and insurance policy for these two persons amounts to MSEK 66.7 (164.5).

Convertible debenture loans

The Group Management has participated in Securitas's convertible debenture loan program 2002/07 Series 1–4 by acquiring shares in Securitas Employee Convertible 2002 Holding S.A.; see also the description in the Report of the Board of Directors and Note 21.

The conversion period for convertible debenture loan 1998/2003 expired on January 31, 2003; see also Note 21.

Group Management's holdings in both convertible debenture loans is detailed in the table below.

Option plan France

The Annual General Meeting in April 2000 adopted an option program for 13 executives in the management of the French subsidiary Securitas France Holding S.A. entitling them to subscribe for shares in the French company at a predetermined price based on market valuation. Compensation is based on the income of the French company between January 1, 1999 and December 31, 2003, after which the option holders can elect to subscribe for shares during the period July 1–December 31, 2004. The cost of the program is reserved on an ongoing basis.

Group Management's holdings of Securitas B shares and shares in the incentive program [1]

Senior executive	B shares[1] 2002	B shares[1] 2001	Incentive program[2,3] 2002	Incentive program[2,3] 2001	Other[4] 2002
Thomas Berglund	1,608	2,515,877	126,756	62,880	500,000
Amund Skarholt	0	0	126,756	0	
Håkan Winberg	350,000	250,442	126,756	62,880	
Tore K. Nilsen	10,013	10,013	126,756	0	
Björn Lohne	2,729	2,760	40,785	0	
Juan Vallejo	67,000	37,000	126,756	62,880	
Dick Seger	26	10,326	126,756	62,880	
James B. Mattly	0	0	126,756	0	
Santiago Galaz	0	0	126,756	62,880	
Don Walker	10,000	10,000	95,165	0	

[1] Information refers to shareholdings as of February 2003 and February 2002.

[2] Refers in 2002 to the corresponding number of Series B shares after full conversion of the convertible debenture loan 2002/2007 Series 1–4 based on holdings of shares in Securitas Employee Convertible 2002 Holding S.A. See above under Incentive program and Note 21.

[3] Refers in 2001 to the corresponding number of Securitas B shares after full conversion of the convertible debenture loan 1998/2003. The conversion period for the convertible program expired on January 31, 2003.

[4] Refers to futures contracts corresponding to 500,000 B shares; no corresponding holding in 2001.

Joint ventures

The Securitas Group includes only one company, Securitas Direct S.A. (Switzerland), in which its share of the voting rights is 50 percent. Due to the negligible impact of this company on the Group's earnings and financial position, it is not reported separately in the consolidated statement of income or balance sheet.

Other

Information on total payroll expenses for the Board of Directors and the Presidents of the Group is reported in Note 7.

For information on the Parent Company's transactions with affiliated parties, refer to Note 29 and Note 31.

NOTE 4 DIVISIONAL OVERVIEW

MSEK	Security Services USA			Security Services Europe			Security Systems		
	2002	2001	2000	2002	2001	2000	2002	2001	2000
Total sales	27,360	27,922	16,976	22,594	19,745	16,059	3,592	3,388	3,102
Organic sales growth, %	*8*	*3*	*4*	*8*	*7*	*4*	*6*	*, 1*	*5*
Operating income before amortization of goodwill	1,715	1,577	926	1,571	1,333	1,098	269	218	151
Operating margin, %	*6.3*	*5.6*	*5.5*	*7.0*	*6.8*	*6.8*	*7.5*	*6.4*	*4.9*
Capital expenditures	–177	–33	–[1]	–573	–612	–[1]	–87	–116	–[1]
Depreciation	139	163	–[1]	531	467	–[1]	86	154	–[1]
Operating capital employed	1,295[4]	2,297[4]	2,586	2,005	2,061	1,622	770	834	679
Operating capital employed as % of sales [2]	*5[4]*	*8[4]*	*10*	*9*	*10*	*9*	*21*	*24*	*23*
Goodwill	8,136	10,335	9,653	4,375	4,040	4,186	600	662	601
Capital employed [3]	7,442	10,251	12,239	6,379	6,101	5,808	1,371	1,496	1,280
Return on capital employed, %	*23*	*15*	*8*	*25*	*22*	*19*	*20*	*15*	*12*

MSEK	Direct Europe			Cash Handling Services			Total		
	2002	2001	2000	2002	2001	2000	2002	2001	2000
Total sales	1,786	1,018	762	10,353	8,291	3,908	65,685	60,364	40,807
Organic sales growth, %	*18*	*25*	*31*	*12*	*28*	*14*	*8*	*7*	*6*
Operating income before amortization of goodwill	131	113	91	772	614	294	4,458	3,855	2,560
Operating margin, %	*7.3*	*11.1*	*11.9*	*7.5*	*7.4*	*7.5*	*6.8*	*6.4*	*6.3*
Capital expenditures	–310	–177	–[1]	–599	–826	–[1]	–1,746	–1,764	–1,202
Depreciation	166	103	–[1]	572	490	–[1]	1,494	1,377	942
Operating capital employed	563	356	213	2,247	2,687	1,643	4,891[6]	5,854[6]	6,743
Operating capital employed as % of sales [2]	*31*	*35*	*28*	*22*	*27*	*41*	*7*	*9*	*13*
Goodwill	539	34	29	3,022	3,569	665	16,672	18,640	15,134
Capital employed [3]	1,102	390	242	5,269	6,256	2,308	21,563	24,494	21,877
Return on capital employed, %	*12*	*29*	*38*	*15*	*10[5]*	*13*	*21*	*16*	*12*

[1] Information for 2000 is not applicable, since the divisionalization was not fully implemented until 2001.

[2] Adjusted for full year sales of acquired units.

[3] Excluding shares in associated companies.

[4] Calculated after the reversal of the sale of accounts receivable of MSEK 1,989 (2,381).

[5] Including full-year effect of Loomis.

[6] Calculated after the sale of accounts receivable of MSEK 1,989 (2,381).

NOTE 5 SALES BY COUNTRY

MSEK	Security Services			Security Systems			Direct			Cash Handling Services			Total		
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Sweden	2,421.4	2,242.1	2,042.3	1,143.4	1,019.0	1,022.2	285.3	244.7	208.5	542.5	461.7	377.6	4,392.6	3,967.5	3,650.6
Norway	1,276.4	1,080.4	878.8	427.2	364.8	308.0	213.2	190.9	166.4	215.5	175.1	143.8	2,132.3	1,811.2	1,497.0
Denmark	262.3	215.9	152.0	79.6	150.5	138.3	141.7	56.7	44.9	90.8	74.4	90.4	574.4	497.5	425.6
Finland	736.0	698.3	570.6	337.5	350.6	289.7	32.2	33.7	29.5	168.8	132.0	82.9	1,274.5	1,214.6	972.7
Germany	3,640.9	3,598.4	3,272.6	–	–	–	–	1.0	0.3	1,232.2	1,213.1	787.3	4,873.1	4,812.5	4,060.2
France	4,166.4	4,231.0	3,702.2	535.7	474.0	381.1	475.7	127.8	105.3	254.6	236.8	162.2	5,432.4	5,069.6	4,350.8
Great Britain	860.2	1,079.0	683.3	–	–	–	–	–	–	2,280.6	1,773.3	1,277.0	3,140.8	2,852.3	1,960.3
Spain	2,668.4	2,146.9	1,671.3	388.6	328.4	238.5	465.7	345.5	193.9	962.8	828.2	427.2	4,485.5	3,649.0	2,530.9
Switzerland	546.7	426.5	331.4	–	–	–	42.9	30.4	26.2	91.2	74.7	56.4	680.8	531.6	414.0
Austria	175.3	143.3	125.6	–	–	–	–	–	–	186.2	196.3	141.8	361.5	339.6	267.4
Portugal	897.8	885.9	726.6	169.9	166.7	122.1	8.7	0.5	–	261.6	289.2	203.7	1,338.0	1,342.3	1,052.4
Belgium	1,424.5	1,251.6	955.4	83.7	–	–	91.7	–	–	–	–	–	1,599.9	1,251.6	955.4
Netherlands	1,939.3	196.6	54.7	–	–	–	58.3	–	–	–	–	–	1,997.6	196.6	54.7
Hungary	120.6	56.4	49.0	–	–	–	–	–	–	–	60.0	48.9	120.6	116.4	97.9
Poland	317.3	219.0	139.0	–	–	–	–	–	–	–	62.3	39.0	317.3	281.3	178.0
Estonia	57.6	56.4	49.2	–	–	–	–	–	–	–	6.0	5.0	57.6	62.4	54.2
Czech Republic	112.2	77.6	66.5	–	–	–	–	–	–	–	12.3	2.4	112.2	89.9	68.9
USA	27,360.1	27,921.5	16,975.6	475.4	570.6	644.8	–	–	–	4,160.3	2,767.0	–	31,995.8	31,259.1	17,620.4
Canada	1,021.5	1,024.5	675.4	–	–	–	–	–	–	–	–	95.9	1,021.5	1,024.5	771.3
Mexico	253.8	246.2	184.2	–	–	–	–	–	–	–	–	–	253.8	246.2	184.2
Argentina	50.0	121.1	–	–	–	–	–	–	–	–	–	–	50.0	121.1	–
Elimination	–354.7	–252.6	–271.1	–48.9	–36.2	–42.5	–29.6	–13.2	–13.0	–93.7	–71.2	–33.8	–526.9	–373.2	–360.4
Group	**49,954.0**	**47,666.0**	**33,034.6**	**3,592.1**	**3,388.4**	**3,102.2**	**1,785.8**	**1,018.0**	**762.0**	**10,353.4**	**8,291.2**	**3,907.7**	**65,685.3**	**60,363.6**	**40,806.5**

NOTE 6 OPERATING EXPENSES

Classification of Production expenses and Selling and administrative expenses

Branch office expenses, which were previously reported as Production expenses, have been reclassified and are now included in Selling and administrative expenses. The comparative figures for 2001 and 2000 have been adjusted by MSEK 5,377.0 and MSEK 3,663.1, respectively. The reclassification has been done to better reflect actual direct production expenses. The primary function of the branch offices is to provide the production with administrative support as well as to serve as a sales channel.

Audit fees and reimbursements

MSEK	2002	2001	2000
PricewaterhouseCoopers			
- audit assignments	33.7	24.8	14.2
- other assignments[1]	56.3	15.2	6.1
Total, PricewaterhouseCoopers	**90.0**	**40.0**	**20.3**
Other auditors			
- audit assignments	7.2	4.5	5.1
Total, other auditors	**7.2**	**4.5**	**5.1**
Total	**97.2**	**44.5**	**25.4**

[1] Other assignments by PricewaterhouseCoopers include fees for analyses in connection with non completed acquisitions and audit related advice on accounting, tax and structural issues mainly performed outside Sweden.

Operating leasing contracts

Fees paid during the year for operating leases for buildings, vehicles and machinery and equipment amounted to MSEK 641.4 (526.2 and 507.0). The nominal value of contractual future leasing fees is distributed as follows:

MSEK	2002	2001	2000
Maturity < 1 year	590.8	414.6	527.7
Maturity 1–5 years	1,234.9	1,098.3	1,026.1
Maturity > 5 years	1,088.1	1,043.6	777.8

NOTE 7 PERSONNEL

Average number of yearly employees; distribution between women and men

	Women			Men			Total		
	2002	2001	2000	2002	2001	2000	2002	2001	2000
Nordic region	3,440	3,060	2,891	10,322	9,083	9,067	13,762	12,143	11,958
Rest of Europe	14,853	12,428	11,727	64,760	63,155	60,733	79,613	75,583	72,460
USA	24,999	28,254	30,146	75,099	82,888	80,242	100,098	111,142	110,388
Rest of world	1,126	873	954	8,471	8,058	7,034	9,597	8,931	7,988
Total	**44,418**	**44,615**	**45,718**	**158,652**	**163,184**	**157,076**	**203,070**	**207,799**	**202,794**

Staff costs for Board of Directors and Presidents

	2002			2001			2000			Of which bonuses		
MSEK	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)	2002	2001	2000
Nordic region	54.4	16.3	(2.3)	44.0	13.8	(3.2)	36.8	14.8	(2.3)	12.7	10.0	7.6
Rest of Europe	113.5	24.5	(3.1)	90.3	31.0	(5.9)	46.7	13.5	(2.2)	35.4	23.4	8.4
USA	63.0	5.9	(3.5)	23.7	3.5	(1.9)	7.1	2.5	(1.6)	34.7	7.3	0.6
Rest of world	3.0	0.2	(0.0)	4.5	1.5	(1.2)	3.9	0.2	(0.0)	0.0	0.8	0.6
Total	**233.9**	**46.9**	**(8.9)**	**162.5**	**49.8**	**(12.2)**	**94.5**	**31.0**	**(6.1)**	**82.8**	**41.5**	**17.2**

Staff costs for other employees

	2002			2001			2000		
MSEK	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)
Nordic region	3,618.6	1,075.7	(206.2)	3,224.5	1,037.7	(230.1)	2,836.7	915.7	(142.8)
Rest of Europe	11,925.8	4,121.3	(234.1)	10,797.6	3,649.9	(129.5)	9,547.9	2,487.9	(755.4)
USA	19,984.1	3,219.0	(13.4)	22,764.2	3,446.5	(54.6)	12,592.0	1,662.4	(50.8)
Rest of world	854.3	172.8	(6.7)	925.6	195.6	(9.1)	625.4	100.2	(7.6)
Total	**36,382.8**	**8,588.8**	**(460.4)**	**37,711.9**	**8,329.7**	**(423.3)**	**25,602.0**	**5,166.2**	**(956.6)**

Total staff costs: Board of Directors, Presidents and other employees

	2002			2001			2000		
MSEK	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)
Nordic region	3,673.0	1,092.0	(208.5)	3,268.5	1,051.5	(233.3)	2,873.5	930.5	(145.1)
Rest of Europe	12,039.3	4,145.8	(237.2)	10,887.9	3,680.9	(135.4)	9,594.6	2,501.4	(757.6)
USA	20,047.1	3,224.9	(16.9)	22,787.9	3,450.0	(56.5)	12,599.1	1,664.9	(52.4)
Rest of world	857.3	173.0	(6.7)	930.1	197.1	(10.3)	629.3	100.4	(7.6)
Total	**36,616.7**	**8,635.7**	**(469.3)**	**37,874.4**	**8,379.5**	**(435.5)**	**25,696.5**	**5,197.2**	**(962.7)**

A complete list of the average number of yearly employees and salary costs by country is reported in the annual report submitted to the Swedish Patent and Registration Office.

Approximately 55,000 of the Group's employees are covered by some form of pension solution, the structure of which varies between countries. In four of Securitas's countries – the U.S., Great Britain, Switzerland and Norway – pension funds are used. The U.S. pension funds, which comprise around 1,200 employees, are closed to new members. In the U.S., the Group also has a Defined Contribution 401 (k) plan for around 11,000 employees. In other countries, insurance solutions are primarily used such as pension solutions. No further financing needs apply with regard to the existing pension plans in the Group as of December 31, 2002. Pension plans are reported in accordance with Swedish and local accounting rules.

NOTE 8 DEPRECIATION AND AMORTIZATION

MSEK	2002	2001	2000
Intangible rights	43.2	38.8	35.5
Other intangible assets	7.7	9.8	8.6
Buildings	47.5	77.4	54.2
Machinery and equipment	1,395.1	1,251.2	843.9
Total depreciation and amortization	**1,493.5**	**1,377.2**	**942.2**

Depreciation/amortization for the year is distributed in the statement of income between Production expenses (MSEK 869.2) and Selling and administrative expenses (MSEK 624.3).

Amortization of goodwill is reported in Note 13.

NOTE 9 NET FINANCIAL INCOME AND EXPENSES

Financial income and expenses

MSEK	2002	2001	2000
Interest income	202.2	329.5	287.8
Interest expenses[1]	–879.7	–1,143.0	–779.7
Net interest income	–677.5	–813.5	–491.9
Dividends	0.1	0.3	0.1
Exchange rate differences, net[2]	–4.2	3.2	–3.7
Securitization costs[3]	–51.3	–59.8	–
Other financial income and expenses, net[1,2,3]	–49.4	–22.4	–18.7
Net financial income and expenses	**–782.3**	**–892.2**	**–514.2**

[1] Commitment fees for credit facilities have been reclassified and are now included in Interest expenses rather than Other financial income and expenses, net. The reason for the reclassification is that these fees essentially consist of interest and are based on the volume of unutilized committed credit facilities. Comparative figures for 2001 and 2000 have been adjusted by MSEK 6.7 and MSEK 8.2.

[2] Exchange rate differences, net, were previously included in Other financial income and expenses, net. Comparative figures for 2001 and 2000 have been adjusted.

[3] Securitization costs were previously included in Other financial income and expenses, net. Comparative figures for 2001 have been adjusted.

Share in income of associated companies

Share in income of associated companies is reported as a separate line in the consolidated statement of income and is therefore excluded in the table above. The share in income in 2001 and 2000 consists of the Group's interest in Loomis until the remaining 51 percent of its shares were acquired on May 15, 2001.

NOTE 10 TAXES

Statement of income

Tax expense

MSEK	2002	%	2001	%	2000	%
Tax on income before taxes						
- current taxes	–620.8	–24.7	–548.3	–28.8	–359.0	–26.3
- deferred taxes	–376.2	–15.0	–170.0	–9.0	–153.0	–11.2
Total tax expense	**–997.0**	**–39.7**	**–718.3**	**–37.8**	**–512.0**	**–37.5**

The Swedish corporate tax rate was 28% in 2002, 2001 and 2000. The total tax rate on income before taxes was 39.7% (37.8% and 37.5%).

Difference between statutory Swedish tax rate and actual tax expense for the Group

MSEK	2002	%	2001	%	2000	%
Tax based on Swedish tax rate	–703	–28.0	–533	–28.0	–382	–28.0
Difference between tax rate in Sweden and weighted tax rates for foreign subsidiaries	–3	–0.1	64	3.3	100	7.3
Non-deductible/ tax-exempt items						
Amortization of goodwill, non-deductible	–371	–14.8	–365	–19.2	–250	–18.3
Other non-deductible/ taxable, net	80	3.2	46	2.4	20	1.5
Tax loss carryforwards utilized but not valued	–	–	70	3.7	–	–
Actual tax charge	**–997**	**–39.7**	**–718**	**–37.8**	**–512**	**–37.5**

Provisions have been allocated in the Group for estimated taxes on expected dividends from subsidiaries to the Parent Company in the subsequent year. No allocations have been made for tax expenses that may arise from the distribution of the remaining disposable income in subsidiaries and are estimated at MSEK 205 (primarily Securitas Treasury Ireland).

Balance sheet

Deferred tax assets and deferred tax liabilities were attributable to:

Deferred tax assets	2002	2001	2000
Pension provisions and staff-related liabilities	466.7	627.0	502.0
Liability insurance-related claims reserves	64.6	475.2	346.9
Tax loss carryforwards	429.8	432.1	252.5
Tax-deductible goodwill	272.1	292.5	294.7
Machinery and equipment	65.3	58.0	110.8
Other temporary differences	393.1	410.2	147.7
Total deferred tax assets	**1,691.6**	**2,295.0**	**1,654.6**

Deferred tax liabilities	2002	2001	2000
Pension provisions and staff-related liabilities	197.5	192.7	152.5
Machinery and equipment	188,3	159.5	184.6
Other temporary differences	107.4	176.3	32.1
Total deferred tax liabilities	**493.2**	**528.5**	**369.2**
Deferred tax assets/liabilities, net	**1,198.4**	**1,766.5**	**1,285.4**

Current tax assets/liabilities	2002	2001	2000
Current tax assets	591.6	404.4	181.4
Current tax liabilities	526.3	396.5	939.8
Current tax assets/liabilities, net	**65.3**	**7.9**	**–758.4**

Tax loss carryforwards

The Parent Company in Sweden and certain subsidiaries, primarily in Germany and Mexico, had tax loss carryforwards of MSEK 1,379 (1,470 and 686) as of December 31, 2002. These tax loss carryforwards expire as follows:

2004	6
2005	28
2008	14
Unlimited duration	1,331
Total tax loss carryforwards	**1,379**

On December 31, 2002, the total tax loss carryforwards generated deferred tax assets of MSEK 430 (432). The tax loss carryforwards can be utilized to reduce future taxable income. Their future utilization does not mean a lower tax charge for the Group.

NOTE 11 ACQUISITION OF SUBSIDIARIES

MSEK	Purchase price	Other effect on net debt	Enterprise value[3]	Goodwill	Operating capital employed	Provisions for restructuring	Total capital employed
VNV Beveiliging	–1,094.4	–43.5	–1,137.9	–1,048.6	–89.3	–	–1,137.9
Belgacom Alert Services	–	–	–	–122.7	122.7	–	–
Ausysegur[1]	–155.1	–	–155.1	–39.5	–115.6	–	–155.1
Loomis[1]	–80.7	–	–80.7	–80.7	–	–	–80.7
Vision Security	–32.4	–9.0	–41.4	–33.3	–10.7	2.6	–41.4
CGS	–31.8	0.7	–31.1	–28.4	–5.2	2.5	–31.1
Other acquisitions[2]	–165.5	5.9	–159.6	–146.5	–22.6	9.5	–159.6
Total acquisitions	**–1,559.9**	**–45.9**	**–1,605.8**	**–1,499.7**	**–120.7**	**14.6**	**–1,605.8**
Liquid assets according to acquisition analyses	52.6	–	–	–	–	–	–
Total effect on the Group's liquid assets	**–1,507.3**	–	–	–	–	–	–

[1] Additional purchase price.

[2] Alta Vaktservice – contract portfolio, Norway; contract portfolio, Denmark; Transval, France: Intersafe, Belgium; Prosecco, Belgium: ANBD, the Netherlands; Organización Fiel, Argentina (partial payment); Svensk schäferhundsvakt, Sweden: Salco, Spain; Elberg, Poland; Koetter Security Hungaria KFT, Hungary; P.A. Vagtservice, Denmark; Eagle Security, Canada; Förenade Vakt, Sweden; Garm Larmcentral, Sweden; Södra Norrlands Bevakning, Sweden; Protection One S.A., Switzerland; Länsi–Rannikon Telepiste, Finland; Securitas Werttransporte, Austria (partial payment).

[3] Enterprise value corresponds to the sum of Purchase price and Other effect on net debt.

NOTE 12 LIQUID ASSETS

Liquid assets include Cash and bank deposits and Short-term investments. In previous years, it included only Cash and bank deposits.

Due to the reclassification, Liquid assets in the statement of cash flow at year-end 2001 rose by MSEK 308.3 to MSEK 978.6. In 2000, Liquid assets rose by MSEK 1,482.7 to MSEK 2,024.6.

NOTE 13 GOODWILL

MSEK	2002	2001	2000
Opening balance	21,630.2	16,878.3	8,155.4
Capital expenditures/divestitures	1,499.7	3,271.7	8,195.4
Translation difference	–2,505.3	1,480.2	527.5
Closing accumulated balance	**20,624.6**	**21,630.2**	**16,878.3**
Opening amortization	–2,990.3	–1,744.6	–977.0
Amortization for the year	–1,164.5	–1,089.8	–707.4
Translation difference	202.4	–155.9	–60.2
Closing accumulated amortization	–3,952.4	–2,990.3	–1,744.6
Closing residual value	**16,672.2**	**18,639.9**	**15,133.7**

NOTE 14 OTHER INTANGIBLE FIXED ASSETS

MSEK	Intangible rights 2002	2001	2000	Other intangible assets 2002	2001	2000
Opening balance	312.1	275.2	224.6	125.4	98.2	102.5
Capital expenditures	55.2	33.7	29.7	2.6	15.7	12.7
Sales/disposals	–7.4	–13.0	–11.7	–0.6	–1.9	–24.8
Reclassification	–14.4	7.8	29.7	–19.7	8.1	4.4
Translation difference	–7.5	8.4	2.9	–7.1	5.3	3.4
Closing accumulated balance	**338.0**	**312.1**	**275.2**	**100.6**	**125.4**	**98.2**
Opening amortization	–89.1	–52.3	–23.2	–53.0	–35.8	–28.2
Sales/disposals	6.2	9.6	8.1	0.2	0.9	2.9
Reclassification	3.5	–2.9	0.9	1.0	–6.2	–0.7
Amortization for the year	–43.2	–38.8	–35.5	–7.7	–9.8	–8.6
Translation difference	4.9	–4.7	–2.6	1.6	–2.1	–1.2
Closing accumulated amortization	–117.7	–89.1	–52.3	–57.9	–53.0	–35.8
Closing residual value	**220.3**	**223.0**	**222.9**	**42.7**	**72.4**	**62.4**

NOTE 15 TANGIBLE FIXED ASSETS

MSEK	Buildings and land[1] 2002	2001	2000	Machinery and equipment[1, 2] 2002	2001	2000
Opening balance	1,813.9	1,201.2	1,134.2	7,258.2	5,120,2	3,881.6
Capital expenditures	191.5	611.6	322.4	1,645.9	2,133.0	1,494.8
Sales/disposals	–151.5	–53.7	–270.6	–530.0	–626.9	–380.4
Reclassification	–252.4	–34.7	–23.1	197.3	275.8	–6.0
Translation difference	–39.7	89.5	38.3	–292.1	356.1	130.2
Closing accumulated balance	1,561.8	1,813.9	1,201.2	8,279.3	7,258.2	5,120.2
Opening depreciation	–359.4	–239.5	–213.2	–3,530.5	–2,390.1	–1.722.7
Sales/disposals	52.8	21.5	41.2	293.7	507.6	259.3
Reclassification	–13.8	–40.6	–2.3	98.5	–207.3	–2.9
Depreciation for the year	–47.5	–77.4	–54.2	–1,395.1	–1,251.2	–843.9
Translation difference	33.1	–23.4	–11.0	283.6	–189.5	–79.9
Closing accumulated depreciation	–334.8	–359.4	–239.5	–4,249.8	–3,530.5	–2,390.1
Closing residual value	**1,227.0**	**1,454.5**	**961.7**	**4,029.5**	**3,727.7**	**2,730.1**
Tax assessment value of properties in Sweden	–	–	4.1			

[1] Financial leasing is limited in scope, due to which it is not reported separately above.

[2] Machinery and equipment comprises vehicles, equipment, security equipment (including alarm systems) and IT and telecom equipment.

NOTE 16 SHARES IN ASSOCIATED COMPANIES

Holding 2001

Company	Domicile	Share of equity	Book value
Belgacom Alert Services Holding N.V.	Brussels	5 %	42.4
Total shares in associated companies			**42.4**

The difference between the consolidated book value and the Group's share in the shareholders' equity of associated companies amounted to MSEK 9.

Holding 2000

Company	Domicile	Share of equity	Book value
Loomis	Houston	49 %	584.2
Organización Fiel S.A.	Buenos Aires	40 %	18.4
Total shares in associated companies			**602.6**

The difference between the consolidated book value and the Group's share in the shareholders' equity of associated companies amounted to MSEK 593.

NOTE 17 OTHER LONG-TERM RECEIVABLES

MSEK	2002	2001	2000
Pension balances	671.1	737.2	639.0
Receivable for Group Management bonus[1]	213.7	311.5	311.5
Other long-term receivables	157.8	141.3	612.7
Total other long-term receivables	**1,042.6**	**1,190.0**	**1,563.2**

[1] The receivable for Group Management bonus refers to insurance taken out when the bonus program for Group Management was terminated in 1999, at which time the balance was transferred to this single-premium policy. For further information, refer to Note 3.

NOTE 18 OTHER CURRENT RECEIVABLES

MSEK	2002	2001	2000
Current tax assets	591.6	404.4	181.4
Prepaid expenses	767.0	709.8	425.8
Accrued interest income	448.2	440.8	95.1
Insurance-related receivables	208.6	137.7	131.9
Other items	355.0	601.6	574.2
Total other current receivables	**2,370.4**	**2,294.3**	**1,408.4**

NOTE 19 INTEREST-BEARING CURRENT ASSETS

The net position in Group country cashpool accounts is reported as Cash and bank deposits. Short-term investments refer to fixed interest rate bank deposits valued at cost.

NOTE 20 CHANGES IN SHAREHOLDERS' EQUITY

MSEK	Share capital	Restricted reserves	Non-restricted reserves	Total
Opening balance 2000	356.3	7,215.1	1,393.3	8,964.7
Translation differences	–	283.2	212.3	495.5
Transfer between restricted and non-restricted reserves	–	–84.3	84.3	–
Net income for the year	–	–	851.3	851.3
Dividend paid	–	–	–356.3	–356.3
Opening balance according to adopted balance sheet 2001	356.3	7,414.0	2,184.9	9,955.2
Effect of change in accounting principle[1]	–	–	104.0	104.0
Opening balance adjusted in accordance with new principle 2001	**356.3**	**7,414.0**	**2,288.9**	**10,059.2**
Translation differences	–	697.6	45.7	743.3
Transfer between restricted and non-restricted reserves	–	–394.3	394.3	–
Net income for the year	–	–	1,182.7	1,182.7
Dividend paid	–	–	–427.6	–427.6
Conversion of convertible debenture loans	4.8	373.9	–	378.7
Opening balance 2002	**361.1**	**8,091.2**	**3,484.0**	**11,936.3**
Translation differences	–	–1,185.9	–188.1	–1,374.0
Transfer between restricted and non-restricted reserves	–	400.3	–400.3	–
Net income for the year	–	–	1,485.8	1,485.8
Dividend paid	–	–	–542.0	–542.0
Conversion of convertible debenture loans	2.0	155.0	–	157.0
Closing balance 2002	**363.1**	**7,460.6**	**3,839.4**	**11,663.1**

[1] Recommendation RR9 of the Swedish Financial Accounting Standards Council on income taxes has been implemented as of 2001. The change in principle has led to an increase in the opening shareholders' equity balance of MSEK 104.0.

Accumulated translation differences amounted to MSEK -413.6 (960.4) at the end of the period. Translation differences for the year have been reduced by MSEK 1.4 through hedging.

Number of shares outstanding December 31, 2002			
Series A	17,142,600	each with a par value of SEK 1,00	17.1
Series B	345,913,306	each with a par value of SEK 1,00	346.0
Total	**363,055,906**		**363.1**

NOTE 21 CONVERTIBLE DEBENTURE LOANS

Loan 1998/2003

The loan carries a variable interest rate equivalent to the 12-month STIBOR less 0.25 percentage points and runs from April 24, 1998 to February 28, 2003. Interest expenses on the loan were charged against net income for the year in the amount of MSEK 7.4 (14.2). Conversion to Series B shares may be requested during the period May 30, 2001 to January 31, 2003. The conversion price is SEK 79.50 per share, which corresponds to 8,805,031 Series B shares. In 2002, a total of MSEK 157.0, corresponding to 1,974,585 shares, was converted.

Loan 2002/2007 Series 1–4

The loan was issued within the framework of Securitas's new employee incentive program on May 2, 2002 to a special purpose company, Securitas Employee Convertible 2002 Holding S.A. in Luxembourg, in which employees subscribe for shares. The loan matures on May 2, 2007 and conversions may be requested no earlier than 90 days before and no later than 14 days after the loan's maturity. The loans carry a variable interest rate equivalent to 90 percent of the 3-month EURIBOR plus 0.49 percentage points. The loan resulted in a charge against net income for 2002 of MSEK 94.6 in the form of interest expenses.

The reference price for the Securitas share, measured as the average closing price during the period April 24–30, was set at SEK 186.90. The EUR–SEK exchange rate was set at SEK 9.23. This produces a conversion rate of EUR 20.30 (0 percent premium) on the first convertible loan. The second, third and fourth series will have a conversion rate of EUR 24.30 (20 percent premium), EUR 28.40 (40 percent premium) and EUR 32.40 (60 percent premium), respectively.

The loan amounts and conversion rates are as follows:

	Outstanding amount, Euro	Conversion rate EUR	SEK[1]	No. of new B shares
Loan 2002/2007 series 1	110,870.000	20.30	186.56	5,461.576
Loan 2002/2007 series 2	110,870.000	24.30	223.32	4,562.551
Loan 2002/2007 series 3	110,870.000	28.40	261.00	3,903.873
Loan 2002/2007 series 4	110,870.000	32.40	297.76	3,421.913
Total	**443,480.000**			**17,349.913**

[1] Equivalent values in SEK are based on the exchange rate on December 31, 2002, (9.19).

NOTE 22 PROVISIONS

MSEK	Provisions for pensions and similar commitments	Deferred tax liabilities	Other provisions[1]	Total
Opening balance	33.6	528.5	2,600.8	3,162.9
Reclassification	–	–	31.9	31.9
New/increased provisions	5.1	84.3	84.9	174.3
Provisions utilized	–1.1	–60.8	–285.0	–346.9
Reversal of unutilized provisions	–	–1.6	–96.8	–98.4
Translation differences	–2.8	–57.2	–395.1	–455.1
Closing balance	**34.8**	**493.2**	**1,940.7**	**2,468.7**

[1] The item Other provisions includes provisions for restructuring that were previously reported under Other current liabilities. The opening balance of Other provisions has thereby been adjusted by MSEK 158.3.

Other provisions	2002	2001	2000
Liability insurance-related claims reserves[1]	960.7	1,209.4	1,322.1
Provisions for taxes[2]	679.6	825.1	26.1
Provision for restructuring	53.7	158.3	242.4
Other items	246.7	408.0	167.4
Total other provisions	**1,940.7**	**2,600.8**	**1,758.0**

[1] Liability insurance-related claims reserves primarily consist of estimated provisions for the portion of claims payable by the Group, i.e. its self-retention.

[2] Provisions for taxes relate primarily to tax liabilities that have arisen before the acquisition of certain companies. Provisions were allocated in connection with these acquisitions and thereafter have not materially changed in local currency.

NOTE 23 LONG-TERM LIABILITIES

MSEK	2002	2001	2000
Convertible debenture loans SEK, 1998/2003[1,2,3]	–	321.3	700.0
Convertible debenture loans EUR, 2002/2007, Series 1–4[1,3]	3,996.2	–	–
Total convertible debenture loans	**3,996.2**	**321.3**	**700.0**
EMTN Nom MEUR 350, 2000/2006, 6.125 %[1,3]	2,954.2	3,278.8	3,039.0
EMTN Nom MEUR 500, 2001/2008, 6.125 %[1,3]	4,289.8	4,862.9	–
Other long-term loans[4]	157.3	2,939.9	3,304.8
Total other long-term loan liabilities	**7,401.3**	**11,081.6**	**6,343.8**
Long-term liability, Group Management bonus[5]	213.7	311.5	311.5
Other long-term liabilities	17.5	41.3	2.0
Total long-term liabilities	**11,628.7**	**11,755.7**	**7,357.3**

[1] Bond loans (Euro Medium Term Notes - EMTN) and convertible debenture loans are issued by the Parent Company. Interest on bond loans refers to the coupon rate of interest for the entire loan period.

[2] Convertible debenture loans SEK, 1998/2003, mature on February 28, 2003 and are reported in 2002 under Current liabilities. Other information on convertible debenture loans is reported in Note 21.

[3] The Group uses derivatives to hedge interest rate and foreign currency risks. In the table above, currency refers to the currency in which the loans are issued. When applicable, book value is adjusted for currency hedges.

[4] Other long-term loans include loans raised within the framework of a MEUR 400 (MEUR 600) Multi Currency Revolving Credit Facility maturing in December 2004.

[5] For further information on Long-term liability, Group Management bonus, refer to Note 3.

Long-term liabilities fall due for payment as follows:

MSEK	2002	2001	2000
Maturity < 5 years	7,338.9	3,976.8	3,909.6
Maturity > 5 years	4,289.8	7,778.9	3,447.7
Total long-term liabilities	**11,628.7**	**11,755.7**	**7,357.3**

NOTE 24 OTHER SHORT-TERM LOAN LIABILITIES

MSEK	2002	2001	2000
Commercial paper in issue[1]	338.8	–	–
Other short-term loans[2]	949.8	2,208.6	7,472.4
Total other short-term loan liabilities	**1,288.6**	**2,208.6**	**7,472.4**

[1] Commercial paper is issued by the Parent Company within the framework of a MSEK 5,000 Swedish commercial paper program.

[2] Other short-term loans include loans raised within the framework of a MEUR 400 (MEUR 600) Multi Currency Revolving Credit Facility maturing in December 2004.

NOTE 25 OTHER CURRENT LIABILITIES

MSEK	2002	2001	2000
Staff-related items	5,084.1	4,986.0	3,753.7
Current tax liabilities	526.3	396.5	939.8
Accrued interest expenses	537.7	542.6	108.7
Other accrued expenses and prepaid income	944.5	786.0	487.3
Advance payments from customers	308.3	260.4	215.4
Other items	1,512,9	1,324.0	1,078.7
Total other current liabilities	**8,913.8**	**8,295.5**	**6,583.6**

NOTE 26 PLEDGED ASSETS

MSEK	2002	2001	2000
Real estate mortgages	84.9	39.3	31.4

NOTE 27 CONTINGENT LIABILITIES

MSEK	2002	2001	2000
Sureties and guaranties	11.6	14.6	17.1
Other contingent liabilities[1]	150.8	479.1	446.1
Total contingent liabilities	**162.4**	**493.7**	**463.2**
(Of which bonus commitments)	(–)	(56.0)	(43.2)

[1] The item Other contingent liabilities includes a contingent liability related to ongoing tax litigations.

PARENT COMPANY STATEMENT OF INCOME/ STATEMENT OF CASH FLOW

Statement of income

MSEK	NOTE	2002	2001	2000
Administrative contribution and other revenues	30	298.0	211.1	174.8
Gross income		**298.0**	**211.1**	**174.8**
Administrative expenses	30	–361.7	–230.6	–156.4
Operating income/loss	31	**–63.7**	**–19.5**	**18.4**
Result of financial investment				
Result of sale of shares in subsidiaries		–	–	9,250.3
Dividend		1,224.0	620.4	1,827.8
Interest income		882.3	833.2	237.5
Interest expenses	32	–1,473.6	–1,290.4	–583.7
Other financial income and expenses, net	32	157.8	–446.1	–195.5
Total financial income and expenses		**790.5**	**–282.9**	**10,536.4**
Income/loss after financial items		**726.8**	**–302.4**	**10,554.8**
Appropriations				
Reversal of tax equalization reserve		–	–	0.3
Allocation to tax allocation reserve		–	12.1	26.9
Difference between book depreciation and depreciation according to plan		–4.3	–1.5	–5.9
Total appropriations		**–4.3**	**10.6**	**21.3**
Income/loss before tax		**722.5**	**–291.8**	**10,576.1**
Current taxes		–	–	–2.6
Net income/loss for the year		**722.5**	**–291.8**	**10,573.5**

Statement of cash flow

MSEK	NOTE	2002	2001	2000
Operations				
Operating income/loss		–63.7	–19.5	18.4
Reversal of depreciation/amortization		6.8	2.7	3.1
Net financial items		790.5	–282.9	10,536.4
Current taxes		–	–	–2.6
Change in other operating capital employed		–94.8	–122.7	–106.0
Cash flow from operations		**638.8**	**–422.4**	**10,449.3**
Investing activities				
Investments in fixed assets		–26.7	–0.6	0.9
Shares in subsidiaries		–1,312.0	–337.6	–11,640.6
Cash flow from investing activities		**–1,338,7**	**–338.2**	**–11,639.7**
Financing activities				
Dividend paid		–542.0	–427.6	–356.3
Conversion of convertible debenture loans		157.0	378.7	–
Change in interest-bearing net debt, excluding liquid assets		1,284.1	846.6	1,384.2
Cash flow from financing activities		**899.1**	**797.7**	**1,027.9**
Cash flow for the year		**199.2**	**37.1**	**–162.5**
Liquid assets at beginning of year		37.1	0.0	162.5
Liquid assets at year-end	33	**236.3**	**37.1**	**0.0**

MSEK	NOTE	2002	2001	2000
ASSETS				
Fixed assets				
Intangible rights	34	32.9	13.8	15.5
Buildings and land	35	–	–	8.8
Machinery and equipment	35	3.2	2.5	2.9
Shares in subsidiaries	36	28,487.2	27,175.2	26,837.5
Interest-bearing long-term receivables from subsidiaries		11.8	–	–
Shares in associated companies	37	–	–	18.4
Interest-bearing financial fixed assets		81.6	–	–
Other long-term receivables		262.5	355.7	366.1
Total fixed assets		**28,879.2**	**27,547.2**	**27,249.2**
Current assets				
Current receivables from subsidiaries		1,439.6	1,562.3	894.6
Interest-bearing current receivables from subsidiaries		7,857.1	4,709.8	3,818.0
Other current receivables		119.8	4.7	10.0
Tax assets		16.3	13.7	5.3
Prepaid expenses and accrued income	38	542.3	505.8	93.5
Short-term investments	39	226.9	11.8	–
Cash and bank deposits	39	9.4	25.3	0.0
Total current assets		**10,211.4**	**6,833.4**	**4,821.4**
TOTAL ASSETS		**39,090.6**	**34,380.6**	**32,070.6**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity	40			
Restricted equity				
Share capital		363.1	361.1	356.3
Legal reserve and premium reserve		7,205.4	7,050.4	6,676.5
Total restricted equity		**7,568.5**	**7,411.5**	**7,032.8**
Non-restricted equity				
Retained earnings		11,595.2	12,429.0	2,283.1
Net income/loss for the year		722.5	–291.8	10,573.5
Total non-restricted equity		**12,317.7**	**12,137.2**	**12,856.6**
Total shareholders' equity		**19,886.2**	**19,548.7**	**19,889.4**
Untaxed reserves				
Tax allocation reserve		16.6	16.6	28.8
Accumulated accelerated depreciation		12.3	8.0	6.5
Total untaxed reserves		**28.9**	**24.6**	**35.3**
Long-term liabilities	42			
Long-term liabilities to subsidiaries		142.9	142.9	160.2
Long-term convertible debenture loans	41	3,996.2	321.3	700.0
Group account bank overdraft		1,119.3	263.6	61.8
Other long-term loan liabilities		7,244.0	10,141.7	6,227.9
Total long-term liabilities		**12,502.4**	**10,869.5**	**7,149.9**
Current liabilities				
Current liabilities to subsidiaries		321.1	545.1	174.5
Interest-bearing current liabilities to subsidiaries		4,141.2	2,469.4	367.7
Short-term convertible debenture loan	41	164.4	–	–
Other short-term loan liabilities		1,238.5	182.8	4,283.2
Accounts payable		2.9	5.5	2.2
Accrued expenses and prepaid income	43	692.5	734.0	166.8
Other current liabilities		112.5	1.0	1.6
Total current liabilities		**6,673.1**	**3,937.8**	**4,996.0**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**39,090.6**	**34,380.6**	**32,070.6**
Pledged assets		None	None	None
Contingent liabilities	44	2,947.3	3,457.3	2,217.6

NOTES AND COMMENTS TO THE PARENT COMPANY FINANCIAL STATEMENTS

NOTE 28 ACCOUNTING PRINCIPLES

Reference is made to the Group's and Parent Company's shared accounting principles in Note 1.

NOTE 29 TRANSACTIONS WITH AFFILIATED PARTIES

Transactions between the Parent Company and subsidiaries are priced in accordance with business principles.

Parent Company's transactions with subsidiaries comprise:

MSEK	2002	2001	2000
Administrative contributions and other revenues from subsidiaries	296.7	209.8	163.6
Interest income from subsidiaries	286.7	260.2	143.6
Interest expenses to subsidiaries	–236.9	–127.1	–60.7
Dividends from subsidiaries	1,224.0	620.4	1,827.8

Receivables and liabilities from/to subsidiaries and their distribution between interest-bearing and non-interest-bearing items are reported in the balance sheet.

For information regarding benefits provided to senior management, refer to the Group information in Notes 3 and 7 to the consolidated financial statements and Note 31.

For pledged assets and contingent liabilities on behalf of subsidiaries, refer to the information on pledged assets and contingent liabilities in connection with the balance sheet and in Note 44.

NOTE 30 OPERATING INCOME AND EXPENSES

Administrative contribution

The Parent Company's reporting of administrative contributions paid and received has been reclassified. In previous years, contributions were netted under Administrative contributions and other revenues. Reporting is now done gross, with paid administrative contributions reported under Administrative expenses. The comparative figures for 2001 and 2000 have been adjusted by MSEK 109.9 and MSEK 34.1, respectively.

Audit fees and reimbursements

MSEK	2002	2001	2000
PricewaterhouseCoopers			
– audit assignments	4.0	2.2	1.4
– other assignments [1]	25.3	0.9	0.7
Total, PricewaterhouseCoopers	**29.3**	**3.1**	**2.1**
Other auditors			
– audit assignments	–	–	–
Total, other auditors	–	–	–
Total	**29.3**	**3.1**	**2.1**

[1] Other assignments by PricewaterhouseCoopers include fees for analyses in connection with non completed acquisitions and audit related advice on accounting, tax and structural issues, performed mainly outside Sweden.

NOTE 31 PERSONNEL

Average number of employees; distribution between women and men

	Women			Men			Total		
	2002	2001	2000	2002	2001	2000	2002	2001	2000
Sweden	8	13	14	13	11	7	21	24	21

Staff costs

	2002			2001			2000			(Of which bonuses)		
MSEK	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)	2002	2001	2000
Board of Directors and Presidents	28.6	5.3	(1.1)	24.0	9.0	(2.2)	23.0	9.9	(1.5)	6.7	3.8	4.7
Other employees	22.3	11.3	(3.8)	25.1	11.1	(2.3)	16.2	7.2	(1.5)	–	–	–
Total	**50.9**	**16.6**	**(4.9)**	**49.1**	**20.1**	**(4.5)**	**39.2**	**17.1**	**(3.0)**	**6.7**	**3.8**	**4.7**

In addition to the above staff costs, a long-term bonus was paid by Securitas AB; see Note 3, other members of Group Management.

NOTE 32 OTHER FINANCIAL INCOME AND EXPENSES, NET

Commitment fees for credit facilities have been reclassified and are now included in Interest expenses rather than Other financial income and expenses, net. The reason for the reclassification is that these fees essentially are interest and are based on the volume of unutilized committed credit facilities. Comparative figures for 2001 and 2000 have been adjusted by MSEK 6.7 and MSEK 8.2.

Other financial income and expenses, net consist of:

MSEK	2002	2001	2000
Write-down of shares in subsidiaries[1,2]	–15.8	–95.6	–
Exchange rate differences, net[1]	163.0	–198.5	–126.0
Bank costs and similar profit/loss items[1]	–25.5	–22.0	–8.9
Other items, net	36.1	–130.0	–60.6
Total other financial income and expenses, net	**157.8**	**–446.1**	**–195.5**

[1] The items Write-down of shares in subsidiaries, Exchange rate differences, net and Bank costs and similar profit/loss items have previously not been reported separately.

[2] Shares in subsidiaries have been written down when the Parent Company receives dividends from subsidiaries.

NOTE 33 LIQUID ASSETS

Liquid assets include Cash and bank deposits and Short-term investments. In previous years it also included Interest-bearing current receivables from subsidiaries. Due to the reclassification, Liquid assets in the statement of cash flow at year-end 2001 declined by MSEK 4,709.8 to MSEK 37.1. In 2000, Liquid assets declined by MSEK 3,818.0 to MSEK 0.0.

NOTE 34 INTANGIBLE RIGHTS

MSEK	2002	2001	2000
Opening balance	17.2	17.2	17.2
Capital expenditures	25.1	–	–
Closing accumulated balance	42.3	17.2	17.2
Opening amortization	–3.4	–1.7	–
Amortization for the year	–6.0	–1.7	–1.7
Closing accumulated amortization	–9.4	–3.4	–1.7
Closing residual value	**32.9**	**13.8**	**15.5**

NOTE 35 TANGIBLE FIXED ASSETS

	Buildings and land			Machinery and equipment		
MSEK	2002	2001	2000	2002	2001	2000
Opening balance	–	9.8	9.8	8.9	8.3	9.0
Capital expenditures	–	–	–	1.5	0.6	1.2
Sales/disposals	–	–9.8	–	–	–	–1.9
Closing accumulated balance	–	–	9.8	10.4	8.9	8.3
Opening depreciation	–	–1.0	–0.8	–6.4	–5.4	–5.8
Sales/disposals	–	1.1	–	–	–	1.6
Depreciation for the year	–	–0.1	–0.2	–0.8	–1.0	–1.2
Closing accumulated depreciation	–	–	–1.0	–7.2	–6.4	–5.4
Closing residual value	**–**	**–**	**8.8**	**3.2**	**2.5**	**2.9**
Tax assessment value of properties in Sweden	–	–	4.1			

NOTE 36 SHARES IN SUBSIDIARIES[1]

Subsidiary name	Corporate registration no.	Domicile	Number of shares	% of share capital	% of voting rights	Book value Parent Company
Securitas Holdings Inc		Chicago	100	100	100	3,355.7
Securitas Nordic Holding AB	556248-3627	Stockholm	1,000,000	100	100	3,979.9
Securitas Cash Handling Services Holding AB	556620-8095	Stockholm	1,000	100	100	909.2
Securitas Deutschland Holding GmbH		Düsseldorf	1	100	100	2,345.2
Securitas France Holding S.A.		Paris	1,010,143	100	100	1,726.3
Securitas Services Holding Ltd		London	502,000	100	100	349.8
Securitas Services International B.V.		Amsterdam	25,000	100	100	572.2
Protectas S.A.		Lausanne	25,000	100	100	32.8
Securitas Sicherheitsdienstleistungen GmbH		Vienna	100	100	100	58.3
Securitas Servicos e Tecnologia Seguranca S.A.		Lisbon	350,000	100	100	79.6
Securis N.V.		Brussels	1,000	100	100	272.8
Securitas Hungária RT		Budapest	47,730	100	100	51.8
Securitas Polska Sp z o o		Warsaw	29,700	100	100	14.5
Securitas C I T Sp z o o		Warsaw	38,472	100	100	8.4
Securitas Eesti AS		Tallinn	1,371	100	100	32.1
Securitas CR s r o		Prague	100	100	100	8.8
Securitas Canada Ltd		Montreal	4,004	100	100	85.6
Grupo Securitas Mexico, S.A. de C.V.		Monterrey	5,000	100	100	14.5
Organizacion Fiel S.A.		Buenos Aires	12,000	100	100	67.6
Securitas Direct International AB	556222-9012	Linköping	109,000	100	100	34.2
Securitas Treasury Ireland Ltd		Dublin	21,075,470	100	100	13,546.9
Securitas Group Reinsurance Ltd		Dublin	2,000,000	100	100	164.4
Securitas Toolbox Ltd		Dublin	100	100	100	0.0
Securitas Rental AB	556376-3829	Stockholm	500	100	100	763.0
Securitas Invest AB	556630-3995	Stockholm	1,000	100	100	9.2
Securitas Netherlands Investment Co.		Dublin	2	100	100	0.0
Other holdings						4.4
Total shares in subsidiaries						**28,487.2**

[1] A complete specification of subsidiaries can be obtained from the Parent Company.

NOTE 37 SHARES IN ASSOCIATED COMPANIES

Holding 2000

Company	Domicile	Share of equity	Book value
Organización Fiel S.A.	Buenos Aires	40 %	18.4
Total shares in associated companies			**18.4**

NOTE 38 PREPAID EXPENSES AND ACCRUED INCOME

MSEK	2002	2001	2000
Prepaid rents	1.7	0.2	0.2
Prepaid financial expenses	40.1	52.3	38.1
Other prepaid expenses	59.1	18.1	4.9
Accrued interest income	441.4	435.2	45.5
Other accrued income	–	–	4.8
Total prepaid expenses and accrued income	**542.3**	**505.8**	**93.5**

NOTE 39 INTEREST – BEARING CURRENT ASSETS

In the Parent Company's balance sheet, utilized internal credits in the Swedish cash pool account are reported under the Group account bank overdraft. Short-term investments refer to fixed interest rate bank deposits valued at cost.

NOTE 40 CHANGES IN SHAREHOLDERS' EQUITY

MSEK	Share capital	Legal reserve	Premium reserve	Non-restricted equity	Total
Opening balance 2000	356.3	695.2	5,981.3	2,639.4	9,672.2
Net income for the year	–	–	–	10,573.5	10,573.5
Dividend paid	–	–	–	–356.3	–356.3
Opening balance 2001	**356.3**	**695.2**	**5,981.3**	**12,856.6**	**19,889.4**
Net income for the year	–	–	–	–291.8	–291.8
Dividend paid	–	–	–	–427.6	–427.6
Conversion of convertible debenture loans	4.8	–	373.9	–	378.7
Opening balance 2002	**361.1**	**695.2**	**6,355.2**	**12,137.2**	**19,548.7**
Net income for the year	–	–	–	722.5	722.5
Dividend paid	–	–	–	–542.0	–542.0
Conversion of convertible debenture loans	2.0	–	155.0	–	157.0
Closing balance 2002	**363.1**	**695.2**	**6,510.2**	**12,317.7**	**19,886.2**

Number of shares outstanding December 31, 2002			
Series A	17,142,600	each with a par value of SEK 1.00	17.1
Series B	345,913,306	each with a par value of SEK 1.00	346.0
Total	**363,055,906**		**363.1**

NOTE 41 CONVERTIBLE DEBENTURE LOANS

For information on convertible debenture loans, refer to the information for the Group and Parent Company in Note 21.

NOTE 42 LONG-TERM LIABILITIES

Long-term liabilities fall due for payment as follows:

MSEK	2002	2001	2000
Maturity < 5 years	8,212.6	4,006.7	4,057.0
Maturity > 5 years	4,289.8	6,862.8	3,092.9
Total long-term liabilities	**12,502.4**	**10,869.5**	**7,149.9**

NOTE 43 ACCRUED EXPENSES AND PREPAID INCOME

MSEK	2002	2001	2000
Staff-related items	13.7	10.9	9.2
Accrued financial expenses	153.0	198.6	60.6
Accrued interest expenses	520.0	521.8	94.0
Other accrued expenses	5.8	2.7	3.0
Total accrued expenses and prepaid income	**692.5**	**734.0**	**166.8**

NOTE 44 CONTINGENT LIABILITIES

MSEK	2002	2001	2000
Sureties and guaranties [1]	2,642.1	2,913.0	1,678.9
Other contingent liabilities [2]	305.2	544.3	538.7
Total contingent liabilities	**2,947.3**	**3,457.3**	**2,217.6**
(Of which bonus commitments)	(213.7)	(354.6)	(354.6)
(Of which on behalf of subsidiaries)	(2,642.1)	(2,907.1)	(1,673.4)

[1] The Parent Company carries guaranties for loan liabilities at full value even if the underlying facilities in the subsidiaries are not fully utilized.
[2] In 2001 and 2000 the item Other contingent liabilities includes a contingent liability related to ongoing tax litigation.

Stockholm, March 12, 2003

Melker Schörling
Chairman

Gustaf Douglas
Vice Chairman

Carl Douglas

Philippe Foriel-Destezet

Anders Frick

Berthold Lindqvist

Fredrik Palmstierna

Ulf Jarnefjord
Employee Representative

Rune Lindblad
Employee Representative

Göran Norberg
Employee Representative

Thomas Berglund
President and Chief Executive Officer

Our audit report has been submitted on March 13, 2003
PricewaterhouseCooopers AB

Göran Tidström
Authorized Public Accountant
Auditor in charge

Anders Lundin
Authorized Public Accountant

AUDIT REPORT

To the general meeting of the shareholders of Securitas AB (publ.)
Corporate registration number 556302-7241.

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Securitas AB (publ.) for the year 2002. These accounts and the administration of the company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any Board member or the President. We also examined whether any Board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the company's and the Group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the general meeting of shareholders that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit in the Parent Company be dealt with in accordance with the proposal in the Report of the Board of Directors and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm, March 13, 2003

PricewaterhouseCoopers AB

Göran Tidström	Anders Lundin
Authorized Public Accountant	Authorized Public Accountant
Auditor in charge	


SECURITAS
SECURITAS
SECURITAS



Melker Schörling | Gustaf Douglas | Thomas Berglund | Carl Douglas | Philippe Foriel-Destezet







Anders Frick | Berthold Lindqvist | Fredrik Palmstierna | Ulf Jarnefjord | Rune Lindblad | Göran Norberg

BOARD OF DIRECTORS

Melker Schörling (Chairman) b 1947
President of Securitas 1987–1992. Chairman of Hexagon AB, Karlshamns AB and Attendo Senior Care AB. Vice Chairman of Assa Abloy AB. Director of Hennes & Mauritz AB and Skandia AB. Director of Securitas AB since 1987 and Chairman since 1993.
Shares in Securitas: 3,000,000 Series A shares, 12,104,700 Series B shares, privately and through companies.

Gustaf Douglas (Vice Chairman) b. 1938
Owns with family Förvaltnings AB Wasatornet (principal owner of Investment AB Latour and Säkl AB).
Chairman of Investment AB Latour, IFS AB, AB Fagerhult, Stockholm Chamber of Commerce and Säkl AB. Vice Chairman of Attendo Senior Care AB. Director of Assa Abloy AB, Stiftelsen Svenska Dagbladet and the Conservative Party of Sweden. Chairman of Securitas AB 1985–1992 and Vice Chairman since 1993.
Shares in Securitas: through Investment AB Latour 25,050,000 Series B shares, through Säkl AB 14,142,600 Series A shares, and through Förvaltnings AB Wasatornet 4,000,000 Series B shares.

Thomas Berglund b. 1952[1]
President of Securitas AB and Chief Executive Officer of the Securitas Group. Director of Securitas AB since 1993.
Shares and futures contracts in Securitas: 501,608 Series B shares and convertibles equivalent to 126,756 B shares.

Carl Douglas b 1965
Director of Partner Infosphere AB, PM-Luft AB, Specma AB and Säkl AB. Deputy Director of Securitas AB since 1992. Director since 1999.
Shares in Securitas: 100,000 Series B shares.

Philippe Foriel-Destezet b 1935
Chairman of Adecco S.A., Akila Finance S.A. and Carrefour S.A. Director of Securitas AB since 1998.
Shares in Securitas: 7,142 Series B shares privately, and 10,715,633 Series B shares through Akila Finance S.A.

Anders Frick b 1945
Chairman of Postalund AB. Director of AB Fagerhult, Getinge AB, Nordea – Southern Region, and Sweco AB. Director of Securitas AB since 1985.
Shares in Securitas: 3,500 Series B shares.

Berthold Lindqvist b 1938
Chairman of Munters AB. Director of Cardo AB, Pharmacia Corp. Inc., Trelleborg AB, JM AB, Novotek AB and Probi AB. Director of Securitas AB since 1994.
Shares in Securitas: 2,000 Series B shares.

Fredrik Palmstierna b 1946
President of Säkl AB. Director of Investment AB Latour, AB Fagerhult, Almedahls AB, Hultafors AB and Bravida ASA. Director of Securitas AB since 1985.
Shares in Securitas: 80,224 Series B shares.

Employee representatives

Ulf Jarnefjord b 1955
Chief Safety Representative at Securitas Bevakning AB, Gothenburg. Employee Representative for Swedish Transport Workers' Union. Deputy Director of Securitas AB 1989–1999. Director since 2001.
Shares in Securitas: 0.

Rune Lindblad b 1947
Service technician at Securitas Larm AB. Employee Representative, Swedish Electricians' Union.
Director of Securitas AB since 1995.
Shares in Securitas: 2,400 Series B and convertibles equivalent to 4,920 Series B shares.

Göran Norberg b 1966
Chairman of Swedish Transport Workers' Union local.
Director of Securitas AB since 2002.
Shares in Securitas: 0.

Deputies

Björn Drewa b 1946
Staff Engineer at Securitas. Employee Representative, Salaried Employees' Union local in Stockholm. Deputy Director of Securitas AB since 1996.
Shares in Securitas: 0.

Gunnar Larsson b 1959
Employee Representative, Acting Chairman of Swedish Transport Workers' Union local in Gothenburg. Deputy Director of Securitas AB since 2002.
Shares in Securitas: 0.

Hans Rosén b 1947
Patrolling guard for Securitas in Umeå. Employee Representative, Swedish Transport Workers' Union.
Deputy Director of Securitas AB since 2002.
Shares in Securitas: 0.

AUDITORS

Göran Tidström b 1946
Authorized Public Accountant,
PricewaterhouseCoopers AB
Auditor of Securitas AB since 1999.

Anders Lundin b 1956
Authorized Public Accountant,
PricewaterhouseCoopers AB
Auditor of Securitas AB since 1991.

[1] Holdings and incentive programs are specified in Note 3, Transactions with affiliated parties.
All figures refer to holdings in February 2003.




Thomas Berglund Håkan Winberg Santiago Galaz



Tore K. Nilsen Dick Seger Juan Vallejo

Thomas Berglund b 1952
President of Securitas AB and Chief Executive Officer of the Securitas Group. Director of Securitas AB since 1993.
Shares and futures contracts in Securitas: 501,608 Series B shares and convertibles equivalent to 126,756 B shares.

Håkan Winberg b 1956
Executive Vice President and Chief Financial Officer of Securitas AB.
Employed by Securitas since 1985.
Shares in Securitas: 350,000 Series B shares and convertibles equivalent to 126,756 B shares.

Santiago Galaz b 1959
Divisional President Security Services USA.
Employed by Securitas since 1995.
Shares in Securitas: 0
Convertibles equivalent to 126,756 B shares.

Tore K. Nilsen b 1956
Divisional President Security Services Europe.
Employed by Securitas since 1988.
Shares in Securitas: 10,013 Series B shares and convertibles equivalent to 126,756 B shares.

Dick Seger b 1953
Divisional President, Direct Europe.
Employed by Securitas since 1984.
Shares in Securitas: 26 Series B shares and convertibles equivalent to 126,756 B shares.

Juan Vallejo b 1957
Divisional President Security Systems.
Employed by Securitas since 1990.
Shares in Securitas: 67,000 Series B shares and convertibles equivalent to 126,756 B shares.

Holdings and incentive programs are specified in Note 3, Transactions with affiliated parties.
All figures refer to holdings in February 2003.

The Securitas share has been listed on the A-list of the Stockholm Stock Exchange since 1991. The market capitalization and volume of shares traded have increased sharply, and in recent years the Securitas share has been among the most heavily traded in the Stockholm market. From January 2000, the Securitas share is also included in the OMX index, which contains the 30 most actively traded issues on the exchange. Securitas' weight in the OMX index was 2.85 percent at the beginning of 2002.*

The market price of the Securitas share fell by 47 percent in 2002, while the composite index of the Stockholm Stock Exchange declined by 37 percent. The lowest paid price was SEK 104 and highest SEK 217. The market capitalization at year-end was MSEK 37,758 (71,855). A total of 515.7 million (509.3) Securitas shares were traded on the Stockholm Stock Exchange.

Dividend

The Board of Directors proposes a 33-percent dividend increase to SEK 2.00 (1.50) per share. This is equivalent to a yield of 1.9 percent (0.8) on the price of the Series B share on December 31, 2002. Future dividends will depend on consolidated earnings, and are expected to correspond to at least one third of income after full taxes.

* Source: Stockholm Stock Exchange.

Data per share [1]

SEK/share	1998	1999	2000	2001	2002
Income after current taxes [2]	1.92	2.25	2.81	3.73	5.14
Income after full taxes method [2]	1.73	2.30	2.39	3.27	4.14
Dividend	0.85	1.00	1.20	1.50	2.00[3]
Dividend as % [4, 5]	49	43	50	46	48
Yield, %	0.7	0.6	0.7	0.8	1.9
Free cash flow per share	1.86	2.25	2.98	5.35	10.23
Share price, end of period	126.00	154.00	175.00	199.00	104.00
Highest share price	130.00	171.00	251.00	199.00	216.50
Lowest share price	54.00	111.50	149.00	130.00	104.00
Average share price [6]	89.95	129.48	191.85	184.51	166.94
P/E ratio	73	67	73	61	25
Beta value[6]	0.44	0.48	0.81	0.70	1.4
Number of shares outstanding (000s)	325,122	356,318	356,318	361,081	363,056
Average number of shares outstanding, after full conversion (000s)	313,616	355,790	365,123	365,123	376,690
Number of shares outstanding, after full conversion (000s)	337,125	365,123	365,123	365,123	382,473

[1] After full conversion. Data per share adjusted for 4:1 split in 1998 and 3:1 split in 1996.
[2] Adjusted for interest and tax effects attributable to convertible debenture loan; see Note 21.
[3] Proposed dividend.
[4] For 2002, calculated using proposed dividend.
[5] Dividend as a percentage of earnings per share after full taxes.
[6] Source: Stockholm Stock Exchange.

Definitions

Yield: Dividend relative to share price at the end of each year. For 2002, the proposed dividend is used.

P/E ratio (price/earnings): The share price at the end of each year relative to earnings per share after full taxes.

Beta value: A measure of risk that shows a share price's fluctuation compared to the stock market as a whole. Beta is calculated over a 48-month period.

EBITA multiple: The company's market capitalization and liabilities relative to operating income before amortization of goodwill, net financial items and taxes.

Turnover rate: Turnover during the year relative to the average market capitalization during the same period.

Market capitalization: The number of shares outstanding times the market price of the share price at year-end.

Share price performance
The market price of the Securitas share has increased by 73 percent in the last five years.


SEK
250
225
200
175
150
125
100
75
50
25
0
93 94 95 96 97 98 99 00 01 02
Source: Stockholm Stock Exchange
Securitas B
Stockholm Stock Exchange General Index

Earnings per share and free cash flow per share
Earnings per share after full taxes have increased by an average of 23 percent in the last five years.


SEK
SEK
4.50
12.00
3.75
10.00
3.00
8.00
2.25
6.00
1.50
4.00
0.75
2.00
0.00
0.00
98 99 00 01 02
Earnings per share after full taxes, fully diluted basis
Free cash flow per share, fully diluted basis

Dividend per share
The annual dividend has grown by an average of 24 percent per year in the last five years.


SEK
2.4
2.0
1.6
1.2
0.8
0.4
0.0
98 99 00 01 02

Largest shareholders as of December 31, 2002

	A shares	B shares	% of capital	% of votes
Säkl AB	14,142,600	0	3.90	27.34
Melker Schörling AB	3,000,000	12,104,700	4.20	8.10
Investment AB Latour	0	25,050,000	6.90	4.84
Janus Funds	0	21,600,000	6.00	4.20
T Rowe Price Fleming	0	18,800,000	5.20	3.60
Black Rock	0	13,100,000	3.60	2.50
Robur	0	12,600,000	3.50	2.50
Alecta	0	12,300,000	3.41	2.39
Akila Finance S.A.	0	10,700,000	3.00	2.10
Credit Agricole Indosuez	0	9,300,000	2.57	1.80
Northern Thrust	0	6,800,000	1.89	1.32
Fourth Nat'l Pension Insur. Fund	0	5,900,000	1.63	1.14

Source: VPC (the Swedish Securities Register Center) and changes known to Securitas.

EBITA multiple
Securitas's market capitalization at year-end 2002 was eleven times operating income before amortization of goodwill.


times
60
50
40
30
20
10
0
98
99
00
01
02

Valuation
Securitas's P/E ratio was 25 at year-end 2002.


times
80
70
60
50
40
30
20
10
0
98
99
00
01
02
Source: Securitas and SME Direkt
P/E Securitas
P/E Stockholm Stock Exchange

The share capital amounted to SEK 363,055 906 as of December 31, 2002, divided among an equal number of shares (see Note 20), each with a par value of SEK 1.00. Of these shares, 17,142,600 are Series A shares and 345,913 306 are Series B shares. Each Series A share carries ten votes and each Series B share one vote.

As of December 31, 2002, Securitas had 24,544 shareholders (23,958), an increase of 2.4 percent since 2001. The largest shareholder is Investment AB Latour, which together with Förvaltnings AB Wasatornet and Säkl AB holds 12.0 percent (12.1) of the capital and 33.0 percent (33.1) of the votes, and Melker Schörling AB, which owns 4.2 percent (4.2) of the capital and 8.1 percent (8.2) of the votes. Institutional investors account for 97 percent (97) of the capital. Investors outside Sweden account for 56 percent (57) of the capital and 39 percent of the votes.

Shareholder structure

No. of shares	Number of shareholders	Number of A shares	Number of B shares	% of capital	% of votes
1–1,000	20,845	0	4,936,387	1.36	0.92
1,001–10,000	2,849	0	8,036,070	2.21	1.50
10,001–50,000	468	0	10,963,730	3.02	2.05
50,001–100,000	109	0	7,853,789	2.16	1.47
100,001–	273	17,142,600	331,265,930	91.25	94.06
Total	**24,544**	**17,142,600**	**363,055,906**	**100.00**	**100.00**

Liquidity
Securitas's share turnover rate was 131 percent (148) in 2002.


MSEK
%
150
120
90
60
30
0
97
98
99
00
01
Source: Stockholm Stock Exchange
Average daily trading volume, MSEK
Turnover rate, %

Share of ownership outside Sweden, %

	1998	1999	2000	2001	2002
	52	56	52	57	56

FINANCIAL INFORMATION AND INVITATION TO THE ANNUAL GENERAL MEETING

REPORTING DATES

Securitas will publish the following financial reports during 2003:

Interim reports 2003

January–March	May 8, 2003
January–June	August 7, 2003
January–September	November 5, 2003

The Annual General Meeting will be held on April 8, 2003.

All financial information is available in Swedish and English and may be requested from:

Securitas Services Ltd.
Investor Relations
Berkshire House
3 Maple Way, Feltham
Middlesex TW13 7AW, Great Britain
Telephone +44 20 8432 6500, Fax +44 20 8432 6520
and via Securitas AB's website:
www.securitasgroup.com

Financial analysts who cover Securitas

Company	Name
ABG Securities	Jonas Pålsson
Alfred Berg Fondkommission	Matthew Lloyd
BNP Paribas	Christian Diebitsch
Bryan, Garnier & Co	Laurent Brunelle
Carnegie	Carsten J. Leth
Cazenove	Gorm Thomassen
CAI Cheuvreux	Jeff Saul
Crédit Suisse First Boston	Andrew Sweeting
Danske Equities	Lars Heidorff
Deutsche Bank	Morten Andersen
Enskilda Securities	Johan Tisell/Monika Elling
Goldman Sachs	Boris Bernstein
Hagströmer & Qviberg	Mats Hyttinge
Handelsbanken Securities	Torben Sand
HSBC	Tom Sykes
JP Nordiska	Albin Tiusanen/Lars Frick
Merrill Lynch	Andrew Ripper
Morgan Stanley Dean Witter	David Allchurch
Nordea Securities	Lars Larsen
Oddo Securities	Alexandre Dergatcheff
Schroder Salomon Smith Barney	Nick Williamson
Swedbank	Stefan Stjernholm
Sydbank	Morten Friis
UBS Warburg	Mark Shepperd/Lindy Newton
West LB Panmure	Peter Högstedt
Öhman Fondkommission	Rolf Karp

ANNUAL GENERAL MEETING OF SECURITAS AB (PUBL)

Shareholders in Securitas AB are hereby invited to attend the Annual General Meeting at 5:00 p.m. (CET) on Tuesday, April 8, 2003 in the Winter Garden of Grand Hotel, Stockholm. Entry via Royal entré, Stallgatan 6. Registration for the Annual General Meeting begins at 4:15 p.m.

Right to attend

Shareholders who wish to attend the General Meeting must:

1. be recorded in the print-out of the share register maintained by the Swedish Securities Register Centre ("VPC"), made as of Saturday 29 March 2003. Due to the intervening weekend, such recording must be made on Friday 28 March 2003 at the latest

2. notify Securitas of their intent to participate in the General Meeting at the address: Securitas AB, "General Meeting", P.O. Box 12307, SE-102 28 Stockholm, Sweden, or by telephone +46 8 657 74 74 or by telefax +46 8 657 74 85, by 4.00 p.m., Wednesday 2 April 2003 at the latest. On giving notice of attendance, the shareholder shall state name, personal registration number or equivalent, (corporate identity number), address and telephone number. Proxy and representative of a juridical person shall submit papers of authorisation prior to the General Meeting. As confirmation of notification, Securitas AB will send an entry card, which should be presented at registration for the General Meeting.

In order to participate in the proceedings of the Annual General Meeting, owners with nominee-registered shares should request their bank or broker to have their shares temporarily owner-registered with VPC. Due to the intervening weekend, such registration must be made on Friday 28 March 2003 at the latest, and the banker or broker should therefore be notified in due time before the said date.

Dividend

The Board of Directors has proposed a dividend of SEK 2.00 per share.

The proposed record date is April 11, 2003. If the Annual General Meeting approves these proposals, the dividend is expected to be distributed by VPC on April 16, 2003.


SECURITAS
GUARD


SECURITAS

Integrity, Vigilance, Helpfulness

www.securitasgroup.com

Securitas Services Ltd.
Berkshire House, 3 Maple Way,
Feltham, TW13 7AW, United Kingdom
Telephone +44 208 432 6500
Fax +44 208 432 6505

Securitas AB
Box 12307, SE-102 28 Stockholm, Sweden
Telephone +46 8 657 74 00
Fax +46 8 657 70 72
Visiting address: Lindhagensplan 70

Securitas Treasury Ireland Ltd.
Ground Floor, Plaza 1, Custom House Plaza
I.F.S.C., Dublin 1, Ireland
Telephone +353 1 435 0100
Fax +353 1 435 0195